Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2015

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ✓                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                    No       ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386) AND FORM S-8 (FILE NO. 333-208634) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

As previously announced on 11 November 2015, the board of Anheuser-Busch InBev SA/NV (“AB InBev”) and the board of SABMiller plc (“SABMiller”) have reached agreement on the terms of a recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller, (the “acquisition of SABMiller”). At the same time, AB InBev announced an agreement under which Molson Coors Brewing Company (“Molson Coors”) will purchase the whole of SABMiller’s interest in MillerCoors LLC (the “MillerCoors divestiture”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, and the Miller brand portfolio outside of the U.S. (“Global Miller Brands”) in a related transaction conditional upon the completion of AB InBev’s acquisition of SABMiller. Collectively, the acquisition of SABMiller and the MillerCoors divestiture, along with the related financing, are referred to as “the Transaction.”

In order to allow continued access to the U.S. public debt markets, AB InBev plans to file today a shelf registration statement on Form F-3ASR with the U.S. Securities and Exchange Commission (the “SEC”). AB InBev has determined that, for purposes of Rule 3-05 of Regulation S-X, the acquisition of SABMiller is a probable transaction and meets the relevant significance thresholds that require it to incorporate historical financial statements for SABMiller in such shelf registration statement.

In addition, pursuant to Article 11 of Regulation S-X, AB InBev is required to incorporate in the registration statement unaudited pro forma condensed combined financial information prepared to reflect the Transaction, including the financing structure established to fund the acquisition of SABMiller. Such pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of AB InBev that would have resulted had the Transaction occurred at the dates indicated, or project the results of operations or financial position of AB InBev for any future date or period.

The audited consolidated income statements, statements of comprehensive income, cash flow statements and statements of changes in equity of SABMiller for the years ended 31 March 2015, 2014 and 2013, and the audited consolidated balance sheets of SABMiller as of 31 March 2015 and 2014, including the notes thereto and the report of the independent accountant thereon, are filed as Exhibit 99.1 to this report on Form 6-K.

The unaudited consolidated income statements, statements of comprehensive income, cash flow statements, and statements of changes in equity of SABMiller for the six months ended 30 September 2015 and 2014, and the unaudited consolidated balance sheet of SABMiller as of 30 September 2015 including the notes thereto, are filed as Exhibit 99.2 to this report on Form 6-K.

The unaudited pro forma condensed combined income statements for the year ended 31 December 2014 and for the six months ended 30 June 2015 and the unaudited pro forma condensed combined balance sheet as of 30 June 2015, are attached hereto as Exhibit 99.3 to this report on Form 6-K.

Forward-Looking Statements and Risk Factors

This Current Report on Form 6-K, including the Exhibits filed herewith, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco (as defined in “Risk Factors” filed herewith as Exhibit 99.4) contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective groups, and certain plans and objectives of AB InBev and Newco with respect to the combined group. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Current Report on Form 6-K relate to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev believes that the expectations reflected in such forward-looking statements are reasonable, AB InBev can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the acquisition of SABMiller, including as a result of a delay in completing the acquisition or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on AB InBev, Newco and SABMiller; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and due to AB InBev’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller group and the AB InBev group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the combined group; the impact that the size of the combined group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of AB InBev and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks described in Exhibit 99.4 hereto and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Current Report on Form 6-K will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Current Report on Form 6-K. None of AB InBev, the AB InBev group, SABMiller or the SABMiller group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Current Report on Form 6-K.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). If the acquisition of SABMiller is not implemented under a UK Scheme of Arrangement, it may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the acquisition of SABMiller is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit Number	Description

99.1	SABMiller plc Audited Consolidated Financial Statements as of 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013

99.2	SABMiller plc Unaudited Condensed Consolidated Financial Statements as of 30 September 2015 and for the six months ended 30 September 2015 and 2014

99.3	Anheuser-Busch InBev SA/NV Unaudited Pro Forma Condensed Combined Financial Information for the year ended 31 December 2014, and as of and for the six months ended 30 June 2015

99.4	Risk Factors relating to the Transaction.

99.5	Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: December 21, 2015	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Senior Legal Counsel Corporate

Exhibit 99.1

SABMiller plc

Consolidated financial statements

For the years ended 31 March 2015, 2014 and 2013

To the members of the Board of SABMiller plc

We have audited the accompanying consolidated financial statements of SABMiller plc and its subsidiaries, which comprise the consolidated balance sheets as of 31 March 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended 31 March 2015, 2014 and 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SABMiller plc and its subsidiaries as of 31 March 2015 and 2014, and the results of their operations and their cash flows for the years ended 31 March 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London

15 December 2015

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

SABMiller plc Consolidated income statement
for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m

Revenue	2	22,130	22,311	23,213
Net operating expenses	3	(17,746)	(18,069)	(19,021)

Operating profit	2	4,384	4,242	4,192
Operating profit before exceptional items	2	4,459	4,439	4,392
Exceptional items	4	(75)	(197)	(200)

Net finance costs	5	(637)	(645)	(726)
Finance costs	5a	(1,047)	(1,055)	(1,186)
Finance income	5b	410	410	460

Share of post-tax results of associates and joint ventures	2	1,083	1,226	1,213

Profit before taxation		4,830	4,823	4,679
Taxation	7	(1,273)	(1,173)	(1,192)
Profit for the year	27a	3,557	3,650	3,487

Profit attributable to non-controlling interests		258	269	237
Profit attributable to owners of the parent	26a	3,299	3,381	3,250
		3,557	3,650	3,487

Basic earnings per share (US cents)	8	205.7	211.8	204.3
Diluted earnings per share (US cents)	8	203.5	209.1	202.0

The notes on pages 7 to 79 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of comprehensive income for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m

Profit for the year		3,557	3,650	3,487
Other comprehensive loss:
Items that will not be reclassified to profit or loss
Net remeasurements of defined benefit plans	30	(7)	22	(19)

Tax on items that will not be reclassified	7	70	(13)	19

Share of associates’ and joint ventures’ other comprehensive (loss)/income		(178)	23	(26)
Total items that will not be reclassified to profit or loss		(115)	32	(26)

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(5,387)	(2,288)	(700)
- Decrease in foreign currency translation reserve during the year		(5,550)	(2,290)	(700)
- Recycling of foreign currency translation reserve on disposals		163	2	-

Available for sale investments:
- Fair value losses arising during the year	26b	-	-	(1)

Net investment hedges:
- Fair value gains arising during the year	26b	608	102	63

Cash flow hedges:	26b	30	34	(5)
- Fair value gains/(losses) arising during the year		45	33	(8)
- Fair value (gains)/losses transferred to inventory		(8)	(1)	8
- Fair value losses transferred to property, plant and equipment		1	-	-
- Fair value (gains)/losses transferred to profit or loss		(8)	2	(5)

Tax on items that may be reclassified subsequently to profit or loss	7	(3)	1	6

Share of associates’ and joint ventures’ other comprehensive (loss)/income:		(120)	122	(13)
- Share of associates’ and joint ventures’ other comprehensive (loss)/income during the year		(120)	131	(13)
- Share of associates’ and joint ventures’ recycling of available for sale reserve on disposal		-	(9)	-

Total items that may be reclassified subsequently to profit or loss		(4,872)	(2,029)	(650)

Other comprehensive loss for the year, net of tax		(4,987)	(1,997)	(676)
Total comprehensive (loss)/income for the year		(1,430)	1,653	2,811

Attributable to:
Non-controlling interests		179	248	233
Owners of the parent		(1,609)	1,405	2,578
Total comprehensive (loss)/income for the year		(1,430)	1,653	2,811

The notes on pages 7 to 79 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated balance sheet
at 31 March

	Notes	2015 US$m	2014 US$m
Assets
Non-current assets
Goodwill	10	14,746	18,497
Intangible assets	11	6,878	8,532
Property, plant and equipment	12	7,961	9,065
Investments in joint ventures	13	5,428	5,581
Investments in associates	14	4,459	5,787
Available for sale investments		21	22
Derivative financial instruments	22	770	628
Trade and other receivables	16	126	139
Deferred tax assets	19	163	115
		40,552	48,366

Current assets
Inventories	15	1,030	1,168
Trade and other receivables	16	1,711	1,821
Current tax assets		190	174
Derivative financial instruments	22	463	141
Cash and cash equivalents	17	965	2,081
		4,359	5,385
Total assets		44,911	53,751

Liabilities
Current liabilities
Derivative financial instruments	22	(101)	(78)
Borrowings	20	(1,961)	(4,519)
Trade and other payables	18	(3,728)	(3,847)
Current tax liabilities		(1,184)	(1,106)
Provisions	24	(358)	(450)
		(7,332)	(10,000)

Non-current liabilities
Derivative financial instruments	22	(10)	(37)
Borrowings	20	(10,583)	(12,528)
Trade and other payables	18	(18)	(25)
Deferred tax liabilities	19	(2,275)	(3,246)
Provisions	24	(338)	(433)
		(13,224)	(16,269)
Total liabilities		(20,556)	(26,269)
Net assets		24,355	27,482

Equity
Share capital	25	168	167
Share premium		6,752	6,648
Merger relief reserve		3,963	4,321
Other reserves	26b	(5,457)	(702)
Retained earnings	26a	17,746	15,885
Total shareholders’ equity		23,172	26,319
Non-controlling interests		1,183	1,163
Total equity		24,355	27,482

The notes on pages 7 to 79 are an integral part of these consolidated financial statements.

The financial statements were authorised for issue by the board of directors on 1 July 2015.

SABMiller plc Consolidated cash flow statement
for the year ended 31 March

	Notes	2015 US$m	2014 US$m	2013 US$m
Cash flows from operating activities
Cash generated from operations	27a	5,812	5,770	5,554
Interest received		352	365	468
Interest paid		(1,003)	(1,108)	(1,238)
Tax paid		(1,439)	(1,596)	(683)
Net cash generated from operating activities	27b	3,722	3,431	4,101

Cash flows from investing activities
Purchase of property, plant and equipment		(1,394)	(1,401)	(1,335)
Proceeds from sale of property, plant and equipment		68	70	30
Purchase of intangible assets		(178)	(84)	(144)
Proceeds from sale of intangible assets		-	-	4
Purchase of available for sale investments		-	(1)	-
Proceeds from disposal of available for sale investments		1	-	5
Proceeds from disposal of associates		979	-	21
Proceeds from disposal of businesses (net of cash disposed)		-	88	57
Acquisition of businesses (net of cash acquired)		(5)	(39)	(6)
Investments in joint ventures	13	(216)	(188)	(272)
Investments in associates		(3)	(199)	(23)
Dividends received from joint ventures	13	976	903	886
Dividends received from associates		430	224	113
Dividends received from other investments		1	1	1
Net cash generated from/(used in) investing activities		659	(626)	(663)

Cash flows from financing activities
Proceeds from the issue of shares		202	88	102
Proceeds from the issue of shares in subsidiaries to non-controlling interests		29	20	36
Purchase of own shares for share trusts	26a	(146)	(79)	(53)
Purchase of shares from non-controlling interests		(3)	(5)	-
Proceeds from borrowings		594	2,585	2,318
Repayment of borrowings		(4,413)	(3,829)	(2,878)
Proceeds from associate in relation to loan participation deposit		-	-	100
Capital element of finance lease payments		(10)	(9)	(6)
Net cash receipts/(payments) on derivative financial instruments		243	228	(5)
Dividends paid to shareholders of the parent	9	(1,705)	(1,640)	(1,517)
Dividends paid to non-controlling interests		(173)	(194)	(131)
Net cash used in financing activities		(5,382)	(2,835)	(2,034)

Net cash (outflow)/inflow from operating, investing and financing activities		(1,001)	(30)	1,404
Effects of exchange rate changes		(117)	(61)	(51)
Net (decrease)/increase in cash and cash equivalents		(1,118)	(91)	1,353
Cash and cash equivalents at 1 April		1,868	1,959	606
Cash and cash equivalents at 31 March	27c	750	1,868	1,959

The notes on pages 7 to 79 are an integral part of these consolidated financial statements.

SABMiller plc Consolidated statement of changes in equity

for the year ended 31 March

	Notes	Called up share capital US$m	Share premium account US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2012		166	6,480	4,586	1,978	11,863	25,073	959	26,032
Total comprehensive income		-	-	-	(650)	3,228	2,578	233	2,811
Profit for the year		-	-	-	-	3,250	3,250	237	3,487
Other comprehensive loss		-	-	-	(650)	(22)	(672)	(4)	(676)
Dividends paid	9	-	-	-	-	(1,517)	(1,517)	(128)	(1,645)
Issue of SABMiller plc ordinary shares	25	1	101	-	-	-	102	-	102
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	36	36
Non-controlling interests disposed of via business disposal		-	-	-	-	-	-	(13)	(13)
Arising on business combinations		-	-	-	-	-	-	1	1
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(53)	(53)	-	(53)
Credit entry relating to share-based payments	26a	-	-	-	-	189	189	-	189
At 31 March 2013		167	6,581	4,586	1,328	13,710	26,372	1,088	27,460
Total comprehensive income		-	-	-	(2,030)	3,435	1,405	248	1,653
Profit for the year		-	-	-	-	3,381	3,381	269	3,650
Other comprehensive loss		-	-	-	(2,030)	54	(1,976)	(21)	(1,997)
Dividends paid	9	-	-	-	-	(1,640)	(1,640)	(193)	(1,833)
Issue of SABMiller plc ordinary shares		-	67	-	-	21	88	-	88
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	20	20
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(79)	(79)	-	(79)
Buyout of non-controlling interests	26a	-	-	-	-	(5)	(5)	-	(5)
Utilisation of merger relief reserve	26a	-	-	(265)	-	265	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	178	178	-	178
At 31 March 2014		167	6,648	4,321	(702)	15,885	26,319	1,163	27,482
Total comprehensive loss		-	-	-	(4,755)	3,146	(1,609)	179	(1,430)
Profit for the year		-	-	-	-	3,299	3,299	258	3,557
Other comprehensive loss		-	-	-	(4,755)	(153)	(4,908)	(79)	(4,987)
Dividends paid	9	-	-	-	-	(1,705)	(1,705)	(185)	(1,890)
Issue of SABMiller plc ordinary shares		1	104	-	-	97	202	-	202
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	-	-	-	-	-	29	29
Share of movements in associates’ other reserves	26a	-	-	-	-	(6)	(6)	-	(6)
Payment for purchase of own shares for share trusts	26a	-	-	-	-	(146)	(146)	-	(146)
Buyout of non-controlling interests		-	-	-	-	-	-	(3)	(3)
Utilisation of merger relief reserve	26a	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	26a	-	-	-	-	117	117	-	117
At 31 March 2015		168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

The notes on pages 7 to 79 are an integral part of these consolidated financial statements.

Merger relief reserve

At 1 April 2012 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$926 million (2014, 2013: US$1,191 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the year ended 31 March 2015 the group transferred US$358 million (2014: US$265 million, 2013: US$nil) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

SABMiller plc
Business description and notes to the consolidated financial statements

Business description

SABMiller plc (the company) is listed on the London and the Johannesburg stock exchanges. It is a holding company which has brewing and beverage interests across six continents. Together with its subsidiaries, associated undertakings and joint venture undertakings (the group), the principal activities are the manufacture, distribution and sale of beverages. The company’s registered office is at SABMiller House, Church Street West, Woking, Surrey, England, GU21 6HS.

1. Accounting policies

The principal accounting policies adopted in the preparation of the group’s financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)  Basis of preparation

The consolidated financial statements of SABMiller plc have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS Interpretations Committee interpretations (together, IFRS). These financial statements do not constitute statutory accounts within the meaning of s434 of the Companies Act 2006.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities as described in the accounting policies below. The financial statements have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. Actual results could differ from those estimates.

These consolidated financial statements were authorised for issue by the board of directors on 1 July 2015 and were revised to include the additional disclosures in note 32 of non-adjusting subsequent events and approved by the board of directors on 15 December 2015.

b)    Recent accounting developments

(i)    New standards, amendments and interpretations of existing standards adopted by the group

The following standards, interpretations and amendments have been adopted by the group as of 1 April 2014.

•	Amendment to IAS 32, ‘Offsetting financial assets and financial liabilities’, has had no material impact on the consolidated results of operations or financial position of the group.
•

Amendment to IAS 39, ‘Financial instruments: recognition and measurement’, on novation of derivatives and hedge accounting has had no material impact on the consolidated results of operations or financial position of the group.

•	IFRIC 21, ‘Levies’, has had no material impact on the consolidated results of operations or financial position of the group.

(ii)   New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the group

The following standards, interpretations and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2015 are not expected to have a material impact on the consolidated results of operations or financial position of the group.

•	Amendment to IAS 19, ‘Employee benefits’ on defined benefit plans, is effective from 1 July 2014.
•	Annual improvements to IFRS 2012, are effective from 1 July 2014.
•	Annual improvements to IFRS 2013, are effective from 1 July 2014.

The group has yet to assess the full impact of the following standards and amendments to existing standards mandatory for the group’s accounting periods beginning on or after 1 April 2016 or later periods, which have not been early adopted.

•	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, is effective from 1 January 2016.
•	Amendments to IFRS 10, ‘Consolidated financial statements’, and IAS 28, ‘Investments in associates and joint ventures’, on sale or contribution of assets, are effective from 1 January 2016.
•

Amendments to IFRS 10, ‘Consolidated financial statements’, and IAS 28, ‘Investments in associates and joint ventures’, on investment entities applying the consolidation exemption, are effective from 1 January 2016.

•	Amendment to IFRS 11, ‘Joint arrangements’, on acquisition of an interest in a joint operation, is effective from 1 January 2016.
•	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 38, ‘Intangible assets’, on depreciation and amortisation, are effective from 1 January 2016.
•	Amendments to IAS 16, ‘Property, plant and equipment’, and IAS 41, ‘Agriculture’, regarding bearer plants, are effective from 1 January 2016.
•	Amendment to IAS 27, ‘Separate financial statements’, is effective from 1 January 2016.
•	IFRS 9, ‘Financial Instruments’, is effective from 1 January 2018.
•	IFRS 14, ‘Regulatory deferral accounts’, is effective from 1 January 2016.
•	IFRS 15, ‘Revenue from contracts with customers’, is effective from 1 January 2018.
•	Annual improvements to IFRS 2014, are effective from 1 January 2016.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

c)    Significant judgements and estimates

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net position of the group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement and estimation for the group due to greater complexity and/or particularly subject to the exercise of judgement.

(i)      Impairment reviews

Goodwill arising on business combinations is allocated to the relevant cash generating unit (CGU). Impairment reviews in respect of the relevant CGUs are performed at least annually or more regularly if events indicate that this is necessary. Impairment reviews are based on future cash flows discounted using the weighted average cost of capital for the relevant country with terminal values calculated applying a long-term growth rate. The future cash flows which are based on business forecasts, the long-term growth rates and the discount rates used are dependent on management estimates and judgements. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse impact on the results and net position of the group. Details of the estimates used in the impairment reviews for the year are set out in note 10.

(ii)     Taxation

The group operates in many countries and is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the provision for taxes as the tax treatment is often by its nature complex, and cannot be finally determined until a formal resolution has been reached with the relevant tax authority which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the results and net position of the group.

(iii)    Pension and post-retirement benefits

Pension accounting requires certain assumptions to be made in order to value the group’s pension and post-retirement obligations in the balance sheet and to determine the amounts to be recognised in the income statement and in other comprehensive income in accordance with IAS 19. The calculations of these obligations and charges are based on assumptions determined by management which include discount rates, salary and pension inflation, healthcare cost inflation, and mortality rates. Details of the assumptions used are set out in note 30. The selection of different assumptions could affect the net position of the group and future results.

(iv)    Property, plant and equipment

The determination of the useful economic life and residual values of property, plant and equipment is subject to management estimation. The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances, and any changes that could affect prospective depreciation charges and asset carrying values.

(v)     Business combinations

On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of management judgement. Future events could cause the assumptions used by the group to change which could have a significant impact on the results and net position of the group.

(vi)    Exceptional items

Exceptional items are expense or income items recorded in a period which have been determined by management as being material by their size or incidence and are presented separately within the results of the group. The determination of which items are disclosed as exceptional items will affect the presentation of profit measures including EBITA and adjusted earnings per share, and requires a degree of judgement. Details relating to exceptional items reported during the year are set out in note 4.

d)  Segmental reporting

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group net producer revenue and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically, and while not meeting the definition of reportable segments, the group reports separately as segments South Africa: Hotels and Gaming and Corporate as this provides useful additional information. Segmental performance is reported after the specific apportionment of attributable head office costs.

Following management changes effective 1 July 2014, the group’s Africa and South Africa: Beverages divisions have been consolidated into one division for management purposes. The results of the new combined Africa division have therefore been presented as a single segment. Comparatives have been revised accordingly.

e)  Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The consolidated financial statements include the financial information of the subsidiary, associate and joint ventures owned by the company.

(i)      Subsidiaries

Subsidiaries are entities controlled by the company. Control is where the company has power to vary the returns from its investment and exposure to the variability of those returns. Where the company’s interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in non-controlling interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

e)  Basis of consolidation (continued)

(i)      Subsidiaries (continued)

On the subsequent disposal or termination of a business, the results of the business are included in the group’s results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company’s subsidiaries have a local statutory balance sheet date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company’s balance sheet date.

(ii)     Associates

Associates are entities in which the group has a long-term interest and over which the group has directly or indirectly significant influence, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate, Distell Group Ltd, has a statutory balance sheet date of 30 June. In respect of each year ending 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

(iii)    Joint ventures

The group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Joint ventures are contractual arrangements which the group has entered into with one or more parties to undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing the control.

The group’s share of the recognised income and expenses of associates and joint ventures are accounted for using the equity method from the date significant influence or joint control commences to the date it ceases based on present ownership interests.

The group recognises its share of associates’ and joint ventures’ post-tax results as a one line entry before profit before taxation in the income statement and its share of associates’ and joint ventures’ equity movements as one line entries under each of items of other comprehensive income that will not be reclassified to profit or loss, and items of other comprehensive income that may be reclassified to profit or loss, in the statement of comprehensive income.

When the group’s interest in an associate or joint venture has been reduced to nil because the group’s share of losses exceeds its interest in the associate or joint venture, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate or joint venture. Where the investment in an associate or joint venture is disposed, the investment ceases to be equity accounted.

(iv)    Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

(v)     Reduction in interests

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, certain amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that certain amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, or if the ownership interest in a joint venture is reduced but joint control is retained, only the proportionate share of the carrying amount of the investment and of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

f)    Foreign exchange

(i)      Foreign exchange translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group’s presentational currency.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

f)    Foreign exchange (continued)

(i)      Foreign exchange translation (continued)

The key exchange rates to the US dollar used in preparing the consolidated financial statements were as follows.

	Year ended 31 March 2015	Year ended 31 March 2014	Year ended 31 March 2013
Average rate
Australian dollar (AUD)	1.15	1.07	0.97
Colombian peso (COP)	2,097	1,920	1,796
Czech koruna (CZK)	21.56	19.68	19.65
Euro (€)	0.78	0.75	0.78
Peruvian nuevo sol (PEN)	2.90	2.77	2.61
Polish zloty (PLN)	3.26	3.15	3.26
South African rand (ZAR)	11.08	10.13	8.51
Turkish lira (TRY)	2.22	1.98	1.80

Closing rate
Australian dollar (AUD)	1.31	1.08	0.96
Colombian peso (COP)	2,576	1,965	1,832
Czech koruna (CZK)	25.59	19.90	20.07
Euro (€)	0.93	0.73	0.78
Peruvian nuevo sol (PEN)	3.10	2.81	2.59
Polish zloty (PLN)	3.80	3.03	3.26
South African rand (ZAR)	12.13	10.53	9.24
Turkish lira (TRY)	2.60	2.14	1.81

The average exchange rates have been calculated based on the average of the exchange rates during the relevant year which have been weighted according to the phasing of revenue of the group’s businesses.

(ii)     Transactions and balances

The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial assets and liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in other comprehensive income.

(iii)    Overseas subsidiaries, associates and joint ventures

One-off items in the income and cash flow statements of overseas subsidiaries, associates and joint ventures expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future. When a foreign operation is disposed of, any related exchange differences in equity are reclassified to the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iv)     Hyperinflationary economies

In hyperinflationary economies, when translating the results of operations into US dollars, adjustments are made to local currency denominated non-monetary assets, liabilities, income statement and equity accounts to reflect the changes in purchasing power. South Sudan was considered to be a hyperinflationary economy in the years ended 31 March 2013 and 2014. The effect of inflation accounting in South Sudan for the years ended 31 March 2013 and 31 March 2014 was not material.

g)  Business combinations

(i)      Subsidiaries

The acquisition method is used to account for business combinations. The identifiable net assets (including intangibles) are incorporated into the financial statements on the basis of their fair value from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group’s results from that date.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

g)  Business combinations (continued)

(i)      Subsidiaries (continued)

The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable. Acquisition-related costs are expensed as incurred. Where the business combination is achieved in stages and results in a change in control, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, the consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. On an acquisition by acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

(ii)     Associates and joint ventures

On acquisition the investment in associates and joint ventures is recorded initially at cost. Subsequently, the carrying amount is increased or decreased to recognise the group’s share of the associates’ and joint ventures’ income and expenses after the date of acquisition.

Fair values reflecting conditions at the date of acquisition are attributed to the group’s share of identifiable assets (including intangibles), liabilities and contingent liabilities acquired. The consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, and also includes the group’s estimate of the fair value of any deferred consideration payable.

The date significant influence or joint control commences is not necessarily the same as the closing date or any other date named in the contract.

(iii)    Goodwill

Goodwill arising on consolidation represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group’s share of identifiable net assets acquired exceeds the fair value of the consideration, the difference is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying value of the investment in the associate or joint venture.

h)  Intangible assets

Intangible assets are stated at cost less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Intangible assets acquired as part of a business combination are recognised at their fair value at the date of acquisition. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for computer software and applied development costs referred to under computer software and research and development below.

Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The group regularly reviews all of its amortisation rates and residual values to take account of any changes in circumstances. The directors’ assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

(i)      Brands

Brands are recognised as an intangible asset where the brand has a long-term value. Acquired brands are only recognised where title is clear or the brand could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Acquired brands are amortised. In respect of brands currently held the amortisation period is 10 to 40 years, being the period for which the group has exclusive rights to those brands, up to a maximum of 40 years.

(ii)     Contract brewing and other licences recognised as part of a business combination

Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension.

Acquired licences or contracts are amortised. In respect of licences or contracts currently held, the amortisation period is the period for which the group has exclusive rights to these assets or income streams.

(iii)    Customer lists and distributor relationships recognised as part of a business combination

The fair value of businesses acquired may include customer lists and distributor relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Acquired customer lists or distributor relationships are amortised. In respect of contracts currently held, the amortisation period is the period for which the group has the benefit of these assets.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

h)    Intangible assets (continued)

(iv)     Computer software

Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring them to use. Direct costs associated with the production of identifiable and unique internally generated software controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used), capitalised interest and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three and eight years. Internally generated costs associated with maintaining computer software programmes are expensed as incurred.

(v)     Research and development

Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are only capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), expected revenues exceed expected costs and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives once the project is complete.

i)    Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset’s carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i)     Assets in the course of construction

Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. When these assets are ready for their intended use, they are transferred into the appropriate category. At this point, depreciation commences on the same basis as on other property, plant and equipment.

(ii)     Assets held under finance leases

Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the lower of the lease term or their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the lease obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

(iii)     Returnable containers

Returnable containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two stage process:

•	the excess over deposit value is written down over a period of one to 10 years.
•

provisions are made against the deposit values for breakages and losses in trade together with a design obsolescence provision held to write off the deposit value over the expected container design period – which is a period of no more than 14 years from the inception of a container design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use containers for different brands.

(iv)     Depreciation

No depreciation is provided on freehold land or assets in the course of construction. In respect of all other property, plant and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value, of each asset over its expected useful life as follows.

Freehold buildings	20 - 50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2 - 30 years
Returnable containers (non-returnable containers are recorded as inventory)	1 - 14 years
Assets held under finance leases	Lower of the lease term or life of the asset

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

i)    Property, plant and equipment (continued)

(v)     Capitalisation of borrowing costs

Financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to be developed for their intended use, are capitalised up to the time of completion of the project.

j)    Advance payments made to customers (principally hotels, restaurants, bars and clubs)

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and amortises them in the income statement over the relevant period to which the customer commitment is made (typically three to five years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortisation of the advance is included in sales discounts as a reduction to revenue and where there are specific marketing activities/commitments the amortisation is included as an operating expense. The amounts capitalised are reassessed annually for achievement of targets and are impaired where there is objective evidence that the targets will not be achieved.

Assets held at customer premises are included within property, plant and equipment and are depreciated in line with group policies on similar assets.

k)    Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows.

•	raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO).
•	finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal. Costs of inventories include the transfer from equity of any gains or losses on matured qualifying cash flow hedges of purchases of raw materials.

l)    Financial assets and financial liabilities

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transaction costs, except in the case of those classified at fair value through profit or loss). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the right to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and there is the intention to settle net, the relevant financial assets and liabilities are offset.

Interest costs are charged to the income statement in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net finance costs over the life of the instrument.

There are four categories of financial assets and financial liabilities. These are described as follows:

(i)     Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss include derivative assets and derivative liabilities not designated as effective hedging instruments.

All gains or losses arising from changes in the fair value of financial assets or financial liabilities within this category are recognised in the income statement.

a.    Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; if it is not considered as a derivative if it was freestanding; or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

l)    Financial assets and financial liabilities (continued)

(i)     Financial assets and financial liabilities at fair value through profit or loss (continued)

a. Derivative financial assets and financial liabilities (continued)

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. (See note x for the group’s accounting policy on hedge accounting.)

(ii)     Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment. Loans and receivables include trade receivables, amounts owed by associates, amounts owed by joint ventures – trade, accrued income and cash and cash equivalents.

a.    Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset’s carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

b.    Cash and cash equivalents

In the consolidated balance sheet, cash and cash equivalents includes cash in hand, bank deposits repayable on demand and other short-term highly liquid investments with original maturities of three months or less. In the consolidated cash flow statement, cash and cash equivalents also includes bank overdrafts which are shown within borrowings in current liabilities on the balance sheet.

(iii)     Available for sale investments

Available for sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through profit or loss, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and are subsequently remeasured at fair value and tested for impairment. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in other comprehensive income. On disposal or impairment of available for sale investments, any gains or losses in other comprehensive income are reclassified to the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iv)     Financial liabilities held at amortised cost

Financial liabilities held at amortised cost include trade payables, accruals, amounts owed to associates, amounts owed to joint ventures – trade, other payables and borrowings.

a.    Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method. Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

b.    Borrowings

Borrowings are recognised initially at fair value, net of transaction costs, and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date. Borrowings classified as hedged items are subject to hedge accounting requirements (see note x). Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group’s cash management.

m)    Impairment

This policy covers all assets except inventories (see note k), financial assets (see note l), non-current assets classified as held for sale (see note n), and deferred tax assets (see note u).

Impairment reviews are performed by comparing the carrying value of the non-current asset with its recoverable amount, being the higher of the fair value less costs of disposal and value in use. The fair value less costs of disposal is considered to be the amount that could be obtained on disposal of the asset, and therefore is determined from a market participant perspective. The recoverable amount under both calculations is determined by discounting the future post-tax cash flows generated from continuing use of the cash generating unit (CGU) using a post-tax discount rate. For value in use, this closely approximates applying pre-tax discount rates to pre-tax cash flows. Where a potential impairment is identified using post-tax cash flows and post-tax discount rates, the impairment review is reperformed on a pre-tax basis in order to determine the impairment loss to be recorded. Fair value less costs of disposal calculations are prepared on a post-tax basis, and are classified as level 3 in the fair value hierarchy.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

m)  Impairment (continued)

Where the asset does not generate cash flows that are independent from the cash flows of other assets, the group estimates the recoverable amount of the CGU to which the asset belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

An impairment loss is taken first against any specifically impaired assets. Where an impairment is recognised against a CGU, the impairment is first taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis.

Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Goodwill is tested annually for impairment. Assets subject to amortisation or depreciation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

n)  Non-current assets (or disposal groups) held for sale

Non-current assets and all assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs of disposal.

Such assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

o)  Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within net finance costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Provisions are recognised for onerous contracts where the unavoidable cost exceeds the expected benefit.

p)  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

q)  Investments in own shares (treasury and shares held by employee benefit trusts)

Shares held by employee share ownership plans, employee benefit trusts and in treasury are treated as a deduction from equity until the shares are cancelled, reissued, or disposed.

Purchases of such shares are classified in the cash flow statement as a purchase of own shares for share trusts or purchase of own shares for treasury within net cash from financing activities.

Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company’s equity shareholders.

r)   Revenue recognition

(i)     Sale of goods and services

Revenue represents the fair value of consideration received or receivable for goods and services provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently, any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts, settlement discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii)    Interest income

Interest income is recognised on an accruals basis using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

r)   Revenue recognition (continued)

(iii)    Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv)    Dividend income

Dividend income is recognised when the right to receive payment is established.

s)  Operating leases

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

t)   Exceptional items

Where certain expense or income items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, joint ventures, net finance costs and tax. (Associates’ and joint ventures’ net finance costs and tax exceptional items are only referred to in the notes to the consolidated financial statements.)

Exceptional items are also summarised in the segmental analyses, excluding those that relate to net finance costs and tax.

The group presents alternative earnings per share calculations on a headline and adjusted basis. The adjusted earnings per share figure excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Headline earnings per share is calculated in accordance with the South African Circular 2/2013 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE).

u)  Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity, respectively.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group’s liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill (in the case of deferred tax liabilities) or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates and joint ventures as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is expected that sufficient existing taxable temporary differences will reverse in the future or there will be sufficient taxable profit available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

v)  Dividend distributions

Dividend distributions to equity holders of the parent are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

w)  Employee benefits

(i)     Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees’ services are rendered.

(ii)     Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high quality corporate bonds.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

w)  Employee benefits (continued)

(iii)    Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

(iv)    Share-based compensation

The group operates a variety of equity-settled share-based compensation plans.

The equity-settled plans comprise share option and stock appreciation rights plans (with and without market performance conditions attached), performance share award plans (with and without market performance conditions attached) and awards related to the employee element of the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. A corresponding adjustment is made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. In addition the group has granted an equity-settled share-based payment to retailers in relation to the retailer element of the BBBEE scheme. A one-off charge has been recognised based on the fair value at the grant date with a corresponding adjustment to equity. The charge will not be adjusted in the future.

The charges are based on the fair value of the awards as at the date of grant, as calculated by various binomial model calculations and Monte Carlo simulations.

The charges are not reversed if the options and awards are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

For cash-settled plans a liability is recognised at fair value in the balance sheet over the vesting period with a corresponding charge to the income statement. The liability is remeasured at each reporting date, on an actuarial basis using the analytic method, to reflect the revised fair value and to adjust for changes in assumptions such as leavers. Changes in the fair value of the liability are recognised in the income statement. Actual settlement of the liability will be at its intrinsic value with the difference recognised in the income statement.

(v)    Pension obligations

The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full and are charged or credited to equity in other comprehensive income in the period in which they arise.

The current service cost, the net interest cost, any past service costs and the effect of any curtailments and settlements are recognised in operating costs in the income statement.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi)    Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions are recognised in full and are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(vii)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

SABMiller plc Notes to the consolidated financial statements (continued)

1. Accounting policies (continued)

x)  Derivative financial instruments – hedge accounting

Financial assets and financial liabilities at fair value through profit or loss include all derivative financial instruments. The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange, commodity price and interest rate risks), comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity contracts and other specific instruments as necessary under the approval of the board. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group’s risk management policies. The group also has derivatives embedded in other contracts, primarily cross border foreign currency supply contracts for raw materials.

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the group is required to document at inception the relationship between the hedged item and the hedging instrument as well as its risk management objectives and strategy for undertaking hedging transactions. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is reperformed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or commitments (cash flow hedge); or hedges of net investments in foreign operations (net investment hedge).

(i)     Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group’s interest rate risk and foreign exchange risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

(ii)     Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency and interest rate risk to which the cash flows of certain assets and liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in other comprehensive income. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii)    Hedges of net investments in foreign operations

Hedges of net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts and cross currency swaps) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in other comprehensive income. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only reclassified to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued and amounts previously recorded in equity are reclassified to the income statement. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur. When the hedge is discontinued due to ineffectiveness, hedge accounting is discontinued prospectively.

Certain derivative instruments, while providing effective economic hedges under the group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

y)   Deposits by customers

Returnable containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers’ deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liability that may arise in respect of deposits for unbranded containers is shown in provisions.

z)   Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group’s employee benefit trusts and in treasury during the year, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. Following management changes effective 1 July 2014 the group’s Africa and South Africa: Beverages divisions have been consolidated into one division for management purposes. The results of the new combined Africa division have therefore been presented as a single reportable segment and comparatives have been revised accordingly. The group is focused geographically and, while not meeting the definition of reportable segments, the group reports separately as segments Corporate and South Africa: Hotels and Gaming as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Group NPR 2015 US$m	EBITA 2015 US$m	Group NPR 2014 US$m	EBITA 2014 US$m	Group NPR 2013 US$m	EBITA 2013 US$m

Latin America	5,768	2,224	5,745	2,192	5,802	2,112
Africa	7,462	1,907	7,421	1,954	7,765	1,957
Asia Pacific	3,867	768	3,944	845	4,005	854
Europe	4,398	700	4,574	703	4,300	784
North America	4,682	858	4,665	804	4,656	747
Corporate	-	(122)	-	(161)	-	(202)
Retained operations	26,177	6,335	26,349	6,337	26,528	6,252
South Africa: Hotels and Gaming	111	32	370	123	404	134
	26,288	6,367	26,719	6,460	26,932	6,386
Amortisation of intangible assets (excluding computer software) - group and share of associates’ and joint ventures’		(423)		(436)		(483)
Exceptional items in operating profit - group and share of associates’ and joint ventures’		(138)		(202)		(205)
Net finance costs - group and share of associates’ and joint ventures’		(740)		(741)		(770)
Share of associates’ and joint ventures’ taxation		(157)		(162)		(164)
Share of associates’ and joint ventures’ non-controlling interests		(79)		(96)		(85)
Profit before taxation		4,830		4,823		4,679

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

	Revenue 2015 US$m	Share of associates’ and joint ventures’ revenue 2015 US$m	Group revenue 2015 US$m	Excise duties and other similar taxes 2015 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 US$m	Group NPR 2015 US$m

Latin America	7,812	-	7,812	(2,044)	-	5,768
Africa	6,853	2,221	9,074	(1,334)	(278)	7,462
Asia Pacific	3,136	2,203	5,339	(1,203)	(269)	3,867
Europe	4,186	1,675	5,861	(1,011)	(452)	4,398
North America	143	5,201	5,344	(4)	(658)	4,682
Retained operations	22,130	11,300	33,430	(5,596)	(1,657)	26,177
South Africa: Hotels and Gaming	-	128	128	-	(17)	111
	22,130	11,428	33,558	(5,596)	(1,674)	26,288

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Revenue 2014 US$m	Share of associates’ and joint ventures’ revenue 2014 US$m	Group revenue 2014 US$m	Excise duties and other similar taxes 2014 US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2014 US$m	Group NPR 2014 US$m

Latin America	7,812	-	7,812	(2,067)	-	5,745
Africa	6,752	2,257	9,009	(1,292)	(296)	7,421
Asia Pacific	3,285	2,166	5,451	(1,235)	(272)	3,944
Europe	4,319	1,726	6,045	(1,009)	(462)	4,574
North America	143	5,199	5,342	(4)	(673)	4,665
Retained operations	22,311	11,348	33,659	(5,607)	(1,703)	26,349
South Africa: Hotels and Gaming	-	425	425	-	(55)	370
	22,311	11,773	34,084	(5,607)	(1,758)	26,719

	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m

Latin America	7,821	-	7,821	(2,019)	-	5,802
Africa	7,162	2,231	9,393	(1,370)	(258)	7,765
Asia Pacific	3,797	1,888	5,685	(1,440)	(240)	4,005
Europe	4,292	1,475	5,767	(995)	(472)	4,300
North America	141	5,214	5,355	(4)	(695)	4,656
Retained operations	23,213	10,808	34,021	(5,828)	(1,665)	26,528
South Africa: Hotels and Gaming	-	466	466	-	(62)	404
	23,213	11,274	34,487	(5,828)	(1,727)	26,932

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, and amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

	Operating profit 2015 US$m	Exceptional items 2015 US$m	Operating profit before exceptional items 2015 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2015 US$m	Amortisation of intangible assets (excluding computer software) 2015 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2015 US$m	EBITA 2015 US$m

Latin America	2,110	-	2,110	-	114	-	2,224
Africa	1,516	(45)	1,471	427	9	-	1,907
Asia Pacific	(14)	452	438	142	188	-	768
Europe	548	-	548	85	22	45	700
North America	14	-	14	800	2	42	858
Corporate	(191)	69	(122)	-	-	-	(122)
Retained operations	3,983	476	4,459	1,454	335	87	6,335
South Africa: Hotels and Gaming	401	(401)	-	31	-	1	32
	4,384	75	4,459	1,485	335	88	6,367

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

	Operating profit 2014 US$m	Exceptional items 2014 US$m	Operating profit before exceptional items 2014 US$m	Share of associates’ and joint ventures’ operating profit before exceptional items 2014 US$m	Amortisation of intangible assets (excluding computer software) 2014 US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) 2014 US$m	EBITA 2014 US$m

Latin America	2,116	(47)	2,069	-	123	-	2,192
Africa	1,470	8	1,478	470	6	-	1,954
Asia Pacific	365	103	468	165	212	-	845
Europe	565	11	576	79	20	28	703
North America	9	-	9	753	-	42	804
Corporate	(283)	122	(161)	-	-	-	(161)
Retained operations	4,242	197	4,439	1,467	361	70	6,337
South Africa: Hotels and Gaming	-	-	-	118	-	5	123
	4,242	197	4,439	1,585	361	75	6,460

	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m	2013 US$m

Latin America	1,920	63	1,983	-	129	-	2,112
Africa	1,548	(57)	1,491	459	7	-	1,957
Asia Pacific	357	104	461	156	237	-	854
Europe	588	64	652	76	21	35	784
North America	7	-	7	697	-	43	747
Corporate	(228)	26	(202)	-	-	-	(202)
Retained operations	4,192	200	4,392	1,388	394	78	6,252
South Africa: Hotels and Gaming	-	-	-	123	-	11	134
	4,192	200	4,392	1,511	394	89	6,386

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

					2015 US$m	2014 US$m	2013 US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)					1,485	1,585	1,511
Share of associates’ and joint ventures’ exceptional items in operating profit					(63)	(5)	(5)
Share of associates’ and joint ventures’ net finance costs					(103)	(96)	(44)
Share of associates’ and joint ventures’ taxation					(157)	(162)	(164)
Share of associates’ and joint ventures’ non-controlling interests					(79)	(96)	(85)
Share of post-tax results of associates and joint ventures					1,083	1,226	1,213

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

EBITDA

EBITA is reconciled to EBITDA as follows.

	EBITA 2015 US$m	Depreciation 2015 US$m	Share of associates’ and joint ventures’ depreciation 2015 US$m	EBITDA 2015 US$m	EBITA 2014 US$m	Depreciation 2014 US$m	Share of associates’ and joint ventures’ depreciation 2014 US$m	EBITDA 2014 US$m

Latin America	2,224	302	-	2,526	2,192	328	-	2,520
Africa	1,907	275	121	2,303	1,954	267	115	2,336
Asia Pacific	768	66	148	982	845	72	132	1,049
Europe	700	214	77	991	703	222	92	1,017
North America	858	-	145	1,003	804	-	141	945
Corporate	(122)	39	-	(83)	(161)	31	-	(130)
Retained operations	6,335	896	491	7,722	6,337	920	480	7,737
South Africa: Hotels and Gaming	32	-	8	40	123	-	24	147
	6,367	896	499	7,762	6,460	920	504	7,884

					EBITA 2013 US$m	Depreciation 2013 US$m	Share of associates’ and joint ventures’ depreciation 2013 US$m	EBITDA 2013 US$m

Latin America					2,112	337	-	2,449
Africa					1,957	270	111	2,338
Asia Pacific					854	79	108	1,041
Europe					784	205	70	1,059
North America					747	-	137	884
Corporate					(202)	28	-	(174)
Retained operations					6,252	919	426	7,597
South Africa: Hotels and Gaming					134	-	28	162
					6,386	919	454	7,759

Adjusted EBITDA
Adjusted EBITDA comprised the following.
						2015 US$m	2014 US$m	2013 US$m

Subsidiaries’ EBITDA						5,690	5,720	5,705
- Operating profit before exceptional items						4,459	4,439	4,392
- Depreciation (including amortisation of computer software)						896	920	919
- Amortisation (excluding computer software)						335	361	394

Group’s share of MillerCoors’ EBITDA						987	936	877
- Operating profit before exceptional items						800	753	697
- Depreciation (including amortisation of computer software)						145	141	137
- Amortisation (excluding computer software)						42	42	43

Adjusted EBITDA						6,677	6,656	6,582

SABMiller plc Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

Other segmental information

	Capital expenditure excluding investment activity[1] 2015 US$m	Investment activity[2] 2015 US$m	Total 2015 US$m	Capital expenditure excluding investment activity[1] 2014 US$m	Investment activity[2] 2014 US$m	Total 2014 US$m

Latin America	429	(5)	424	413	(88)	325
Africa	720	8	728	663	42	705
Asia Pacific	80	-	80	96	201	297
Europe	253	-	253	252	-	252
North America	15	216	231	1	188	189
Corporate	75	(972)	(897)	60	1	61
	1,572	(753)	819	1,485	344	1,829

				Capital expenditure excluding investment activity[1] 2013 US$m	Investment activity[2] 2013 US$m	Total 2013 US$m

Latin America				528	-	528
Africa				619	29	648
Asia Pacific				88	(78)	10
Europe				216	-	216
North America				-	272	272
Corporate				28	(5)	23
				1,479	218	1,697

[1] Capital expenditure includes additions of intangible assets (excluding goodwill) and property, plant and equipment.
[2] Investment activity includes acquisitions and disposals of businesses, net investments in associates and joint ventures, purchases of shares in non-controlling interests and purchases and disposals of available for sale investments.

Geographical information

The UK is the parent company’s country of domicile. Those countries which account for more than 10% of the group’s total revenue and/or non-current assets are considered individually material and are reported separately below.

Revenue				2015 US$m	2014 US$m	2013 US$m

UK				424	394	378
Australia				2,493	2,680	3,064
Colombia				3,568	3,681	3,742
South Africa				4,352	4,347	4,896
USA				131	129	129
Rest of world				11,162	11,080	11,004
				22,130	22,311	23,213

SABMiller plc Notes to the consolidated financial statements (continued)

2.  Segmental analysis (continued)

Non-current assets	2015 US$m	2014 US$m

UK	358	333
Australia	9,804	12,500
Colombia	5,886	7,781
South Africa	1,735	2,237
USA	5,704	5,839
Rest of world	16,132	18,933
	39,619	47,623

Non-current assets by location exclude amounts relating to derivative financial instruments and deferred tax assets.
3. Net operating expenses
	2015 US$m	2014 US$m	2013 US$m

Cost of inventories recognised as an expense	4,552	4,711	5,043
- Changes in inventories of finished goods and work in progress	57	(15)	93
- Raw materials and consumables used	4,495	4,726	4,950
Excise duties and other similar taxes	5,596	5,607	5,828
Employee costs (see note 6a)	2,483	2,491	2,704
Depreciation of property, plant and equipment	821	854	867
- Containers	219	233	226
- Other	602	621	641
Profit on disposal of available for sale investments	(1)	-	-
Profit on disposal of businesses	(45)	(72)	(79)
Profit on disposal of investment in associates	(403)	-	-
(Gain)/loss on dilution of investment in associate	(2)	18	(4)
(Profit)/loss on disposal of property, plant and equipment	(18)	(17)	13
Amortisation of intangible assets	410	427	450
- Intangible assets (excluding computer software)	335	361	394
- Computer software	75	66	56
Other expenses	4,696	4,431	4,561
- Selling, marketing and distribution costs	2,428	2,468	2,582
- Repairs and maintenance expenditure on property, plant and equipment	309	324	333
- Impairment of goodwill	286	-	11
- Impairment of intangible assets	6	8	-
- Impairment of property, plant and equipment	73	52	39
- Impairment of trade and other receivables	34	30	23
- Operating lease rentals - land and buildings	84	81	64
- Operating lease rentals - plant, vehicles and systems	88	86	95
- Research and development expenditure	5	4	4
- Other operating expenses	1,383	1,378	1,410
Total net operating expenses by nature	18,089	18,450	19,383

Other income	(343)	(381)	(362)
- Revenue received from royalties	(47)	(51)	(55)
- Dividends received from investments	(1)	(1)	(1)
- Other operating income	(295)	(329)	(306)

Net operating expenses	17,746	18,069	19,021

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under IAS 39, were a loss of US$25 million (2014: US$32 million, 2013: US$14 million).

SABMiller plc Notes to the consolidated financial statements (continued)

3. Net operating expenses (continued)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group.

	2015 US$m	2014 US$m	2013 US$m
Group auditors
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	3	3	2
Fees payable to company’s auditor and its associates for other services:
The audit of the company’s subsidiaries	8	7	9
Total audit fees payable to the company’s auditor	11	10	11
Audit-related assurance services	-	-	1
Taxation compliance services	-	1	1
Taxation advisory services	1	2	1
Other non-audit services
Services relating to information technology[1]	-	-	1
Other	1	1	1
Total fees payable to the company’s auditor	13	14	16

Other audit firms
Fees payable to other auditor firms for:
The audit of the company’s subsidiaries	1	1	1
Taxation advisory services	3	6	3
Services relating to corporate finance transactions	1	-	-
Internal audit services	3	4	1
Other non-audit services
Services relating to information technology[1]	1	2	12
Other[1]	21	35	12
Total fees payable to other audit firms	30	48	29

1Consulting services principally relating to the cost and efficiency and capability programmes.

SABMiller plc Notes to the consolidated financial statements (continued)

4.  Exceptional items

	2015 US$m	2014 US$m	2013 US$m

Exceptional items included in operating profit:
Profit on disposal of investment in associate	401	-	-
Profit on disposal of businesses	45	72	79
Impairments	(313)	-	(30)
Integration and restructuring costs	(139)	(103)	(91)
Cost and efficiency programme costs	(69)	(133)	(141)
Broad-Based Black Economic Empowerment related charges	-	(33)	(17)
Net exceptional losses included within operating profit	(75)	(197)	(200)

Exceptional items included in net finance costs:
Early redemption costs	(48)	-	-
Recycling of foreign currency translation reserves	33	-	-
Net exceptional losses included within net finance costs	(15)	-	-

Share of associates’ and joint ventures’ exceptional items:
Impairments	(63)	-	(5)
Cost and efficiency programme costs	-	(5)	-
Share of associates’ and joint ventures’ exceptional losses	(63)	(5)	(5)
Non-controlling interests’ share of associates’ and joint ventures’ exceptional losses	-	-	2
Group’s share of associates’ and joint ventures’ exceptional losses	(63)	(5)	(3)

Net taxation (charges)/credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	(83)	27	20

Exceptional items included in operating profit

Profit on disposal of investment in associate

During 2015 a profit of US$401 million, after associated costs, was realised on the disposal of the group’s investment in the Tsogo Sun hotels and gaming business in South Africa.

Profit on disposal of businesses

During 2015 an additional profit of US$45 million (2014: US$25 million, 2013: US$79 million) was realised in Africa in relation to the disposal in 2012 of the group’s Angolan operations in exchange for a 27.5% interest in BIH Angola, following the successful resolution of certain matters leading to the release of provisions.

In 2014 a net profit of US$47 million, after associated costs, was realised on the disposal of the milk and juice business in Panama, Latin America.

Impairments

During 2015 impairment charges of US$313 million were incurred in respect of the group’s business in India in Asia Pacific. The impairment charge comprised US$286 million against goodwill, US$23 million against property, plant and equipment, and US$4 million against intangible assets.

In 2013 a US$30 million impairment charge was incurred in respect of the Vietnam business in Asia Pacific. The impairment charge comprised US$11 million against goodwill and US$19 million against property, plant and equipment.

Integration and restructuring costs

During 2015 US$139 million (2014: US$103 million, 2013: US$74 million) of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and Pacific Beverages acquisitions, including impairments relating to brewery closures and in 2014 the discontinuation of a brand.

In 2013 US$17 million of restructuring costs were incurred in South Africa.

Cost and efficiency programme costs

During 2015 costs of US$69 million (2014: US$54 million, 2013: US$nil) were incurred in relation to the cost and efficiency programme which will realise further benefits from the group’s scale through the creation of a global business services function, that will consolidate many back office and specialist functions, and the expansion of the global procurement organisation. In 2014 costs of US$79 million (2013: US$141 million) were also incurred in relation to the business capability programme which streamlined finance, human resources and procurement activities through the deployment of global systems and introduced common sales, distribution and supply chain management systems.

Broad-Based Black Economic Empowerment scheme charges

In 2014 US$13 million (2013: US$17 million) of charges were incurred in relation to the Broad-Based Black Economic Empowerment (BBBEE) scheme in South Africa. An additional US$20 million loss was incurred on the dilution of the group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of its BBBEE scheme.

SABMiller plc Notes to the consolidated financial statements (continued)

4. Exceptional items (continued)

Exceptional items included in net finance costs

Early redemption costs

During 2015 an exceptional charge of US$48 million was incurred in relation to costs for the early redemption of the US$850 million 6.5% Notes that were due July 2016.

Recycling of foreign currency translation reserves

During 2015 an exceptional credit of US$33 million was recognised in relation to the recycling of foreign currency translation reserves following the repayment of an intercompany loan.

Share of associates’ and joint ventures’ exceptional items

Impairments

During 2015 the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine amounted to US$63 million.

In 2013 an impairment of a soft drinks plant in BIH Angola amounted to US$5 million. After taking account of non-controlling interests, the group’s share was US$3 million.

Cost and efficiency programme costs

In 2014 restructuring costs associated with the group’s cost saving programme were incurred in MillerCoors, the group’s share amounted to US$5 million.

Net taxation (charges)/credits relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation charges of US$83 million (2014: credits of US$27 million, 2013: credits of US$20 million) arose in relation to exceptional items during the year and in 2014 included a US$2 million credit in relation to MillerCoors although the tax credit was recognised in Miller Brewing Company (see note 7).

5. Net finance costs
	2015 US$m	2014 US$m	2013 US$m
a. Finance costs
Interest payable on bank loans and overdrafts	100	110	183
Interest payable on derivatives	177	222	255
Interest payable on corporate bonds	545	647	677
Interest element of finance lease payments	3	3	1
Net fair value losses on financial instruments	-	34	-
Net exchange losses[1]	120	-	23
Early redemption costs[2] (see note 4)	48	-	-
Other finance charges	54	39	47
Total finance costs	1,047	1,055	1,186

b. Finance income
Interest receivable	19	24	39
Interest receivable on derivatives	282	338	355
Net fair value gains on financial instruments[3]	66	-	62
Net exchange gains	-	36	-
Recycling of foreign currency translation reserves[2] (see note 4)	33	-	-
Other finance income	10	12	4
Total finance income	410	410	460

Net finance costs	637	645	726

1 In 2013 net gains of US$2 million were excluded from the determination of adjusted earnings per share.

2 Net exceptional losses of US$15 million (2014: US$nil, 2013: US$nil) are excluded from the determination of adjusted net finance costs and adjusted earnings per share.

3 In 2013 net gains of US$10 million were excluded from the determination of adjusted earnings per share.

Adjusted net finance costs were US$622 million (2014: US$645 million, 2013: US$738 million).

Refer to note 21 - Financial risk factors for interest rate risk information.

SABMiller plc Notes to the consolidated financial statements (continued)

6.  Employee and key management compensation costs

a.  Employee costs

	2015 US$m	2014 US$m	2013 US$m

Wages and salaries	2,085	2,063	2,163
Share-based payments	117	154	201
Social security costs	164	160	215
Pension costs	117	117	130
Post-retirement benefits other than pensions	8	7	11
	2,491	2,501	2,720
Of the US$2,491 million employee costs shown above, US$8 million (2014: US$ 10 million, 2013: US$16 million) has been capitalised within intangible assets and property, plant and equipment.
b. Employee numbers
The average monthly number of employees are shown on a full-time equivalent basis, excluding employees of associated and joint venture undertakings and including executive directors.
	2015 Number	2014 Number	2013 Number
Latin America	28,162	29,296	29,882
Africa	24,802	24,403	24,090
Asia Pacific	5,048	5,113	5,128
Europe	9,810	10,174	10,489
North America	124	97	82
Corporate	862	864	815
	68,808	69,947	70,486

c. Key management compensation
The directors of the group and members of the executive committee (excom) are defined as key management. At 31 March 2015 there were 23 (2014: 25, 2013: 26) key management.
	2015 US$m	2014 US$m	2013 US$m
Salaries and short-term employee benefits	29	30	34
Post-employment benefits	3	2	2
Share-based payments	47	63	61
	79	95	97

d. Directors
	2015 US$m	2014 US$m	2013 US$m
Aggregate emoluments £5,235,208 (2014: £6,287,359, 2013: £6,689,562)	8	10	11
Aggregate gains made on the exercise of share options or release of share awards[1]	12	15	12
Notional contributions to unfunded retirement benefits scheme £502,386 (2014: £626,955, 2013: £767,000)	1	1	1
	21	26	24

1 Excludes gains made on share options exercised and share awards released posthumously.

At 31 March 2015 one director (2014: one, 2013: two) had retirement benefits accruing under money purchase pension schemes. Company contributions to money purchase pension schemes during the year amounted to £40,000 (2014: £50,000, 2013: £11,364).

SABMiller plc Notes to the consolidated financial statements (continued)

7. Taxation

	2015	2014	2013
	US$m	US$m	US$m

Current taxation	1,415	1,096	1,118
- Charge for the year	1,390	1,086	1,131
- Adjustments in respect of prior years	25	10	(13)
Withholding taxes and other remittance taxes	176	188	170
Total current taxation	1,591	1,284	1,288

Deferred taxation	(318)	(111)	(96)
- Credit for the year	(330)	(75)	(37)
- Adjustments in respect of prior years	7	(36)	5
- Rate change	5	-	(64)

Taxation expense	1,273	1,173	1,192

Tax (credit)/charge relating to components of other comprehensive income is as follows:
Deferred tax (credit)/charge on net remeasurements of defined benefit plans	(70)	13	(19)
Deferred tax charge/(credit) on financial instruments	3	(1)	(6)
	(67)	12	(25)

Total current tax	1,591	1,284	1,288
Total deferred tax	(385)	(99)	(121)
Total taxation	1,206	1,185	1,167

Effective tax rate (%)	26.0	26.0	27.0

UK taxation included in the above
Current taxation	-	-	-
Withholding taxes and other remittance taxes	82	102	133
Total current taxation	82	102	133
Deferred taxation	-	-	24
UK taxation expense	82	102	157

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$117 million (2014: US$123 million, 2013: US$135 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

Tax rate reconciliation

	2015	2014	2013
	US$m	US$m	US$m
Profit before taxation	4,830	4,823	4,679
Less: Share of post-tax results of associates and joint ventures	(1,083)	(1,226)	(1,213)
	3,747	3,597	3,466

Tax charge at standard UK rate of 21% (2014: 23%, 2013: 24%)	787	827	832
Exempt income	(194)	(189)	(242)
Other incentive allowances	(34)	(28)	(20)
Expenses not deductible for tax purposes	179	24	157
Deferred tax asset (recognised)/not recognised	(54)	89	51
Initial recognition of deferred taxation	(104)	(87)	(28)
Tax impact of MillerCoors joint venture	174	178	171
Withholding taxes and other remittance taxes	176	188	170
Other taxes	33	26	35
Adjustments in respect of foreign tax rates	306	160	124
Adjustments in respect of prior periods	32	(26)	(8)
Deferred taxation rate change	5	-	(64)
Deferred taxation on unremitted earnings	(33)	11	14
Total taxation expense	1,273	1,173	1,192

SABMiller plc Notes to the consolidated financial statements (continued)

8.  Earnings per share

	2015	2014	2013
	US cents	US cents	US cents

Basic earnings per share	205.7	211.8	204.3
Diluted earnings per share	203.5	209.1	202.0
Headline earnings per share	213.4	211.6	203.0
Adjusted basic earnings per share	239.1	242.0	237.2
Adjusted diluted earnings per share	236.6	239.0	234.5
The weighted average number of shares was:
	2015	2014	2013
	Millions of shares	Millions of shares	Millions of shares

Ordinary shares	1,674	1,671	1,667
Treasury shares	(63)	(67)	(72)
EBT ordinary shares	(7)	(7)	(5)
Basic shares	1,604	1,597	1,590
Dilutive ordinary shares	17	20	19
Diluted shares	1,621	1,617	1,609

The calculation of diluted earnings per share excludes 8,613,524 (2014: 6,044,130, 2013: 6,332,436) share options that were non-dilutive for the year because the exercise price of the option exceeded the fair value of the shares during the year, and 16,316,980 (2014: 19,755,628, 2013: 21,226,441) share awards that were non-dilutive for the year because the performance conditions attached to the share awards have not been met. These share incentives could potentially dilute earnings per share in the future.

Incentives involving 9,015,115 shares were granted, and 4,230,223 share incentives were exercised, released or lapsed after 31 March 2015 and before the date of signing of these financial statements.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the South African Circular 2/2013 entitled ‘Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	2015	2014	2013
	US$m	US$m	US$m

Profit for the year attributable to owners of the parent	3,299	3,381	3,250
Headline adjustments
Impairment of goodwill	286	-	11
Impairment of property, plant and equipment	73	52	39
Impairment of intangible assets	6	8	-
Profit on disposal of investment in associate	(401)	-	-
Loss on disposal of property, plant and equipment	-	-	13
Profit on disposal of businesses	(45)	(72)	(79)
Loss/(gain) on dilution of investments in associates	-	20	(4)
Tax effects of these items	146	(11)	(14)
Non-controlling interests’ share of the above items	(1)	1	(3)
Share of associates’ and joint ventures’ headline adjustments, net of tax and non-controlling interests	60	-	15
Headline earnings	3,423	3,379	3,228
Integration and restructuring costs (excluding impairment)	87	43	71
Cost and efficiency programme costs	69	133	141
Broad-Based Black Economic Empowerment scheme charges	-	13	17
Net gain on fair value movements on capital items[1]	-	-	(12)
Early redemption costs	48	-	-
Recycling of foreign currency translation reserves	(33)	-	-
Amortisation of intangible assets (excluding computer software)	335	361	394
Tax effects of the above items	(167)	(133)	(137)
Non-controlling interests’ share of the above items	(6)	(4)	(8)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	79	73	78
Adjusted earnings	3,835	3,865	3,772

1 This does not include all fair value movements but includes those in relation to capital items for which hedge accounting cannot be applied.

SABMiller plc Notes to the consolidated financial statements (continued)

9.  Dividends

	2015	2014	2013
	US$m	US$m	US$m

Equity
2014 Final dividend paid: 80.0 US cents (2013: 77.0 US cents, 2012: 69.5 US cents) per ordinary share	1,289	1,236	1,125
2015 Interim dividend paid: 26.0 US cents (2014: 25.0 US cents, 2013: 24.0 US cents) per ordinary share	416	404	392
	1,705	1,640	1,517

In addition, the directors are proposing a final dividend of 87.0 US cents per share in respect of the financial year ended 31 March 2015, which will absorb an estimated US$1,398 million of shareholders’ funds. If approved by shareholders, the dividend will be paid on 14 August 2015 to shareholders registered on the London and Johannesburg registers as at 7 August 2015. The total dividend per share for the year is 113.0 US cents (2014: 105.0 US cents, 2013: 101.0 US cents).

Treasury shares do not attract dividends and the employees’ benefit trusts have both waived their right to receive dividends (further information can be found in note 26).

10.  Goodwill

US$m
Cost
At 1 April 2013	20,185
Exchange adjustments	(1,349)
Acquisitions - through business combinations	7
At 31 March 2014	18,843
Exchange adjustments	(3,257)
Reclassification (see note 19)	(293)
Acquisitions - through business combinations (provisional)	1
At 31 March 2015	15,294

Accumulated impairment
At 1 April 2013	323
Exchange adjustments	23
At 31 March 2014	346
Exchange adjustments	(84)
Impairment	286
At 31 March 2015	548

Net book amount
At 1 April 2013	19,862
At 31 March 2014	18,497
At 31 March 2015	14,746

2015

Provisional goodwill of US$1 million arose on the acquisition of a business in Africa. The fair value exercise in respect of this business combination has yet to be completed.

2014

Goodwill arose on the acquisition of the trade and assets of a wine and spirits business in Africa. The residual value of the net assets acquired has been recognised as goodwill of US$7 million in the financial statements. The fair value exercise in respect of this business combination is now complete.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Goodwill is monitored principally on an individual country basis and the net book value is allocated by cash generating unit (CGU) as follows.

	2015 US$m	2014 US$m
CGUs:
Latin America:
- Central America	777	795
- Colombia	3,367	4,392
- Peru	1,505	1,658
- Other Latin America	207	211
Africa:
- South Africa	391	451
- Other Africa	219	247
Asia Pacific:
- Australia	5,819	7,397
- India	-	291
- Other Asia Pacific	1	1
Europe:
- Czech Republic	707	909
- Netherlands	85	106
- Italy	347	445
- Poland	1,002	1,258
- Other Europe	63	80
North America	256	256
	14,746	18,497

Assumptions

The group uses both value in use and fair value less costs of disposal (FVLCD) calculations to determine the recoverable amounts for its CGUs. See note 1 for the detailed accounting policy on how the group determines recoverable value. The key assumptions for the discounted cash flow calculations are as follows.

Expected volume five-year compound annual growth rate (CAGR) - Cash flows are based on financial forecasts approved by management for each CGU covering five-year periods and are dependent on management’s expected volume CAGRs which have been determined based on past experience and planned initiatives, and with reference to external sources in respect of macro-economic assumptions. Expected growth rates over the five-year forecast period are generally higher than the long-term average growth rates for the economies in which the CGUs operate as a steady state is not necessarily expected to be reached in this period. The cash flow forecasts included in FVLCD calculations are based on management’s best estimates of expected volume CAGRs and incorporate cash flows associated with enhancing the assets’ performance, such as capital expenditure, where appropriate in order to determine the FVLCD from a market participant’s perspective.

Discount rate - The discount rate (weighted average cost of capital) is calculated using a methodology which reflects the returns from United States Treasury notes with a maturity of 20 years, an equity risk premium adjusted for specific industry and country risks, and inflation differentials. The group applies local post-tax discount rates to local post-tax cash flows. For a value in use calculation, where a potential impairment is identified on a post-tax basis, the impairment review is reperformed on a pre-tax basis.

Long-term growth rate - Cash flows after the first five-year period are extrapolated using a long-term growth rate, in order to calculate the terminal recoverable amount. The long-term growth rate is estimated using historical trends and expected future trends in inflation rates, based on external data.

The following table presents the key assumptions used in the discounted cash flow calculations in each of the group’s operating segments and relate only to subsidiaries of the group.

	Expected volume CAGRs 2015 - 2019%	Post-tax discount rates %	Long-term growth rates %
Latin America	2.7-4.5	7.6-14.0	2.1-5.1
Africa	2.4-9.7	11.8-17.6	5.5-9.5
Asia Pacific	(0.1)-10.0	7.4-11.8	2.8-5.7
Europe	(0.4)-2.4	6.5-9.3	1.4-2.8
North America[1]	17	6.8	2.1

1 Primarily the international business across the Americas.

SABMiller plc Notes to the consolidated financial statements (continued)

10.  Goodwill (continued)

Impairment reviews results

An impairment charge of US$313 million has been recognised in respect of the India CGU in Asia Pacific. This primarily reflected the group’s assessment of the increasing regulatory and excise challenges in the operating environment in India and the proposed partial introduction of a national goods and services tax (GST) which will not apply to beer so that GST on input costs is not expected to be recoverable. The impairment loss was allocated to goodwill (US$286 million), property, plant and equipment (US$23 million), and intangible assets (US$4 million). The recoverable amount of the CGU was based on its value in use, which was determined using a discounted cash flow calculation. In arriving at value in use, a pre-tax discount rate of 14.1% (2014: 13.4%) was applied to pre-tax cash flows.

Sensitivities to assumptions

The group’s impairment reviews are sensitive to changes in the key assumptions described above.

The most material goodwill balance is in Australia. In addition to the volume CAGR, pricing, mix and cost efficiencies are significant factors influencing the recoverable value of the CGU, and therefore NPR and EBITA CAGRs were also considered key assumptions in the discounted cash flow calculation. Continuing market weakness in Australia has reduced the forecast volume and revenue growth assumptions used in determining the recoverable amount of the Australia CGU. The estimated recoverable amount was calculated on a FVLCD basis and is now approximately US$650 million higher than the carrying value of the CGU. For the recoverable amount to reduce to a level such that it is equal to the carrying value of the CGU, the following would need to occur: the future compound annual NPR growth over the five-year forecast period to reduce to a level such that the EBITA CAGR over the same period of 3.8% would fall below the long-term growth rate of 2.8%; or the long-term growth rate of 2.8% in nominal terms to fall below 2.4%; or the discount rate to rise from 7.4% to 7.7% or higher. These changes in assumptions are considered reasonably possible in the current environment.

Based on the group’s sensitivity analysis, a reasonably possible change in a single assumption will not cause an impairment loss in any of the group’s other CGUs.

11.  Intangible assets

	Brands US$m	Computer software US$m	Other US$m	Total US$m
Cost
At 1 April 2013	9,952	752	657	11,361
Exchange adjustments	(789)	(14)	(65)	(868)
Additions - separately acquired	-	84	-	84
Acquisitions - through business combinations	22	-	-	22
Transfers	3	-	(3)	-
Disposals	-	(11)	(32)	(43)
At 31 March 2014	9,188	811	557	10,556
Exchange adjustments	(1,596)	(101)	(101)	(1,798)
Additions - separately acquired	14	172	-	186
Disposals	-	(8)	-	(8)
At 31 March 2015	7,606	874	456	8,936

Accumulated amortisation and impairment
At 1 April 2013	1,307	319	100	1,726
Exchange adjustments	(83)	(5)	(7)	(95)
Amortisation	312	66	49	427
Disposals	-	(10)	(32)	(42)
Impairment	8	-	-	8
At 31 March 2014	1,544	370	110	2,024
Exchange adjustments	(301)	(48)	(25)	(374)
Amortisation	301	75	34	410
Disposals	-	(8)	-	(8)
Impairment	4	2	-	6
At 31 March 2015	1,548	391	119	2,058

Net book amount
At 1 April 2013	8,645	433	557	9,635
At 31 March 2014	7,644	441	447	8,532
At 31 March 2015	6,058	483	337	6,878

During 2015 impairment charges in respect of intangible assets totalling US$6 million (2014: US$8 million) were recognised, all in Asia Pacific.

SABMiller plc Notes to the consolidated financial statements (continued)

11.  Intangible assets (continued)

At 31 March significant individual brands included within the carrying value of intangible assets are as follows.

	2015 US$m	2014 US$m	Amortisation period remaining (years)
Brand carrying value
Carlton (Australia)	1,481	1,853	37
Aguila (Colombia)	987	1,335	30
Victoria Bitter (Australia)	748	935	37
Cristal (Peru)	508	578	30
Grolsch (Netherlands)	332	439	33

12.  Property, plant and equipment

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Returnable containers US$m	Total US$m
Cost
At 1 April 2013	542	3,723	8,282	2,093	14,640
Exchange adjustments	(33)	(157)	(474)	(113)	(777)
Additions	716	23	346	364	1,449
Acquisitions - through business combinations	-	8	4	-	12
Breakages and shrinkage	-	-	-	(216)	(216)
Transfers	(618)	93	423	102	-
Transfers (to)/from other assets	-	-	(8)	1	(7)
Disposals	(1)	(25)	(179)	(180)	(385)
At 31 March 2014	606	3,665	8,394	2,051	14,716
Exchange adjustments	(124)	(712)	(1,722)	(362)	(2,920)
Additions	828	30	216	345	1,419
Acquisitions - through business combinations	-	3	1	-	4
Breakages and shrinkage	-	-	-	(140)	(140)
Transfers	(613)	123	476	14	-
Transfers (to)/from other assets	-	-	(2)	-	(2)
Disposals	(1)	(63)	(298)	(39)	(401)
At 31 March 2015	696	3,046	7,065	1,869	12,676

Accumulated depreciation and impairment
At 1 April 2013	-	702	3,802	1,077	5,581
Exchange adjustments	-	(43)	(273)	(53)	(369)
Provided during the year	-	77	544	233	854
Breakages and shrinkage	-	-	-	(136)	(136)
Impairment	-	2	50	-	52
Transfers	-	1	(50)	49	-
Transfers to other assets	-	-	(1)	-	(1)
Disposals	-	(16)	(156)	(158)	(330)
At 31 March 2014	-	723	3,916	1,012	5,651
Exchange adjustments	-	(187)	(1,015)	(203)	(1,405)
Provided during the year	-	74	528	219	821
Breakages and shrinkage	-	-	-	(77)	(77)
Impairment	-	43	30	-	73
Disposals	-	(38)	(275)	(35)	(348)
At 31 March 2015	-	615	3,184	916	4,715

Net book amount
At 1 April 2013	542	3,021	4,480	1,016	9,059
At 31 March 2014	606	2,942	4,478	1,039	9,065
At 31 March 2015	696	2,431	3,881	953	7,961

SABMiller plc Notes to the consolidated financial statements (continued)

12.  Property, plant and equipment (continued)

As a result of annual impairment reviews, impairment losses of $23 million have been recognised in the year (2014: US$nil) (see note 10).

Included in land and buildings is freehold land with a cost of US$560 million (2014: US$695 million) which is not depreciated.

Included in plant, vehicles and systems are the following amounts relating to assets held under finance leases.

	2015 US$m	2014 US$m
Net book amount	65	61

Included in the amounts above are the following amounts in respect of borrowing costs capitalised.

	2015 US$m	2014 US$m
At 1 April	37	45
Exchange adjustments	(6)	(4)
Amortised during the year	(11)	(4)
At 31 March	20	37

No borrowings costs were capitalised during the year (2014: none).

Borrowings are secured by various of the group’s property, plant and equipment with an aggregate net book value of US$91 million (2014: US$87 million).

13.  Investments in joint ventures

A list of the group’s significant investments in joint ventures, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2013	5,547
Investments in joint ventures	188
Share of results retained	737
Share of other comprehensive loss	12
Dividends received	(903)
At 31 March 2014	5,581
Investments in joint ventures	216
Share of results retained	786
Share of other comprehensive income	(179)
Dividends received	(976)
At 31 March 2015	5,428

Summarised financial information for the group’s interest in joint ventures, on a 100% basis after adjustments to comply with the group’s accounting policies, is shown below.

Summarised balance sheet	MillerCoors
	2015 US$m	2014 US$m
Cash and cash equivalents	18	15
Other current assets	911	980
Total current assets	929	995
Non-current assets	5,022	4,972
Total assets	5,951	5,967
Financial liabilities (excluding trade payables)	(47)	(46)
Other current liabilities	(911)	(888)
Total current liabilities	(958)	(934)
Financial liabilities	(30)	(38)
Other non-current liabilities	(1,509)	(1,278)
Total liabilities	(2,497)	(2,250)
Non-controlling interests	(41)	(41)
Net assets attributable to owners	3,413	3,676

SABMiller plc Notes to the consolidated financial statements (continued)

13.  Investments in joint ventures (continued)

Summarised statement of comprehensive income	MillerCoors
	2015 US$m	2014 US$m
Revenue	8,966	8,963
Depreciation and amortisation	(322)	(316)
Interest expense	(1)	(2)
Profit before taxation	1,361	1,277
Taxation expense	(5)	(5)
Profit for the year	1,356	1,272
Other comprehensive (loss)/income	(309)	20
Total comprehensive income	1,047	1,292

Reconciliation of summarised financial information

A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its joint ventures is as follows.

	MillerCoors
	2015 US$m	2014 US$m
Opening net assets	3,676	3,617
Total comprehensive income	1,047	1,292
Dividends paid	(1,683)	(1,557)
Funding to joint venture	373	324
Closing net assets	3,413	3,676
Interest in joint venture (%)	58	58
Interest in joint venture	1,979	2,132
Goodwill	3,449	3,449
Carrying value of investments in joint venture	5,428	5,581

14.  Investments in associates

A list of the group’s significant investments in associates, including the name, country of incorporation and effective ownership interest is given in note 33.

US$m
At 1 April 2013	5,416
Exchange adjustments	(264)
Investments in associates	231
Share of results retained	489
Share of other comprehensive income	133
Share of movements in other reserves	6
Dividends receivable	(224)
At 31 March 2014	5,787
Exchange adjustments	(755)
Investments in associates	46
Disposal of investments in associates	(368)
Share of results retained	297
Share of other comprehensive loss	(119)
Share of movements in other reserves	(6)
Dividends receivable	(423)
At 31 March 2015	4,459

2015

The group disposed of its investment in Tsogo Sun Holdings Limited (Tsogo Sun), its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The group received net proceeds of US$971 million, and realised a post-tax profit of US$239 million.

In January 2015 the group received net proceeds of US$7 million and realised a net profit of US$2 million, after associated costs, on the disposal of its packaging associate in Panama, Latin America.

2014

There were no acquisitions or disposals of associates in the year. The increase in investments in associates primarily related to increased investment in our Chinese associate to partly fund the Kingway acquisition.

SABMiller plc Notes to the consolidated financial statements (continued)

14.  Investments in associates (continued)

The analysis of associates between listed and unlisted investments is shown below.

						2015 US$m	2014 US$m
Listed						1,470	2,306
Unlisted						2,989	3,481
						4,459	5,787
Further details on the market value of listed investments in associates is given in note 21.

Summarised financial information
Summarised financial information for associates, which, in the opinion of the directors, are material to the group on a 100% basis after adjustments to comply with the group’s accounting policies, is as follows.
	Castel[1]		Anadolu Efes		CR Snow		Tsogo Sun

Summarised balance sheet	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2014 US$m
Total current assets	3,388	4,478	1,478	2,083	1,523	2,103	220
Total non-current assets	2,972	3,489	6,390	8,735	5,032	4,817	1,668
Total assets	6,360	7,967	7,868	10,818	6,555	6,920	1,888
Total current liabilities	(1,257)	(1,402)	(920)	(1,505)	(2,869)	(2,517)	(122)
Total non-current liabilities	(409)	(570)	(2,402)	(2,902)	(659)	(1,118)	(788)
Total liabilities	(1,666)	(1,972)	(3,322)	(4,407)	(3,528)	(3,635)	(910)
Total non-controlling interests	(672)	(783)	(1,659)	(1,840)	(20)	(18)	(34)
Net assets attributable to owners	4,022	5,212	2,887	4,571	3,007	3,267	944

Summarised statement of comprehensive income/(loss)
Revenue	6,000	6,162	6,408	6,682	4,496	4,420	1,073
Profit/(loss) for the year attributable to owners	815	959	(466)	(139)	199	254	178
Other comprehensive (loss)/income attributable to owners	(59)	(31)	(537)	258	23	74	18
Total comprehensive income/(loss) attributable to owners	756	928	(1,003)	119	222	328	196

Reconciliation of summarised financial information
A reconciliation of the summarised financial information to the carrying amount of the group’s interests in its associates is as follows.
	Castel[1]		Anadolu Efes		CR Snow		Tsogo Sun

	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m	2014 US$m
Opening net assets attributable to owners	5,212	4,405	4,571	5,439	3,267	2,539	956
Total comprehensive income/(loss) attributable to owners	756	928	(1,003)	119	222	328	196
Dividends paid	(359)	(461)	-	(140)	(465)	-	(87)
Exchange adjustments	(1,587)	340	(681)	(842)	3	-	(121)
Funding to associates	-	-	-	-	-	400	-
Other movements in reserves	-	-	-	(5)	(20)	-	-
Closing net assets attributable to owners	4,022	5,212	2,887	4,571	3,007	3,267	944
Interest in associates (%)	20-40	20-40	24	24	49	49	40
Interest in associates	925	1,223	693	1,097	1,473	1,601	375
Goodwill	310	352	387	469	-	-	-
Carrying value of investments in associates	1,235	1,575	1,080	1,566	1,473	1,601	375

[1]	BIH Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages are included in note 33.

SABMiller plc Notes to the consolidated financial statements (continued)

14.  Investments in associates (continued)

Individually immaterial associates

Summarised financial information for individually immaterial associates, in aggregate, is as follows.

Summarised statement of comprehensive income	2015 US$m	2014 US$m
Aggregate carrying amount of individually immaterial associates	671	670
Aggregate amounts of the group’s share of:
Profit for the year attributable to owners	124	127
Other comprehensive income attributable to owners	12	33
Total comprehensive income	136	160

15. Inventories
	2015 US$m	2014 US$m
Raw materials and consumables	588	669
Work in progress	89	121
Finished goods and goods for resale	353	378
	1,030	1,168

The following amount of inventories are expected to be utilised after 12 months.	2015 US$m	2014 US$m
Raw materials and consumables	38	46

There were no borrowings secured on the inventories of the group (2014: US$nil).

An impairment charge of US$34 million was recognised in respect of inventories during the year (2014: US$25 million).

16. Trade and other receivables
	2015 US$m	2014 US$m
Trade receivables	1,412	1,504
Less: provision for impairment	(132)	(144)
Trade receivables - net	1,280	1,360
Other receivables	355	357
Less: provision for impairment	(12)	(12)
Other receivables - net	343	345
Amounts owed by associates	28	42
Amounts owed by joint ventures - trade	4	5
Prepayments and accrued income	182	208
Total trade and other receivables	1,837	1,960

Analysed as:
Current
Trade receivables - net	1,265	1,345
Other receivables - net	259	250
Amounts owed by associates	17	32
Amounts owed by joint ventures - trade	4	5
Prepayments and accrued income	166	189
	1,711	1,821

Non-current
Trade receivables - net	15	15
Other receivables - net	84	95
Amounts owed by associates	11	10
Prepayments and accrued income	16	19
	126	139

The net carrying values of trade and other receivables are considered a close approximation of their fair values.

SABMiller plc Notes to the consolidated financial statements (continued)

16. Trade and other receivables (continued)

At 31 March 2015 trade and other receivables of US$415 million (2014: US$450 million) were past due but not impaired. These relate to customers of whom there is no recent history of default. The ageing of these trade and other receivables is shown below.

						Past due
	Fully performing US$m	Within 30 days US$m	30-60 days US$m	60-90 days US$m	90-180 days US$m	Over 180 days US$m
At 31 March 2015
Trade receivables	937	165	47	19	24	41
Other receivables	232	45	8	4	15	22
Amounts owed by associates	3	13	3	-	9	-
Amounts owed by joint ventures - trade	4	-	-	-	-	-

At 31 March 2014
Trade receivables	1,022	149	54	23	31	57
Other receivables	231	52	11	6	16	26
Amounts owed by associates	17	4	6	-	-	15
Amounts owed by joint ventures - trade	5	-	-	-	-	-

The group holds collateral as security for past due trade receivables to the value of US$9 million (2014: US$10 million). Collateral held primarily includes bank guarantees and charges over assets.

At 31 March 2015 trade receivables of US$179 million (2014: US$168 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2015 was US$132 million (2014: US$144 million) and reflects trade receivables from customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. The group holds collateral as security against specifically impaired trade receivables with a fair value of US$1 million (2014: US$1 million).

At 31 March 2015 other receivables of US$29 million (2014: US$15 million) were determined to be specifically impaired and provided for.

The amount of the provision at 31 March 2015 was US$12 million (2014: US$12 million) and reflects loans to customers which are considered to be experiencing difficult economic situations. It was assessed that a portion of these receivables is expected to be recovered. No collateral was held as security against specifically impaired other receivables in either of the years ended 31 March 2015 and 2014.

The carrying amounts of trade and other receivables are denominated in the following currencies.

					2015 US$m	2014 US$m
Australian dollar					161	176
British pound					112	73
Colombian peso					117	135
Czech koruna					76	78
Euro					169	225
Indian rupee					130	141
Polish zloty					143	185
SA rand					297	295
US dollar					183	204
Other currencies					449	448
					1,837	1,960

Movements on the provisions for impairment of trade receivables and other receivables are as follows.
			Trade receivables		Other receivables

			2015 US$m	2014 US$m	2015 US$m	2014 US$m
At 1 April			(144)	(140)	(12)	(12)
Provision for receivables impairment			(34)	(24)	-	(6)
Receivables written off during the year as uncollectible			21	18	(2)	5
Exchange adjustments			25	2	2	1
At 31 March			(132)	(144)	(12)	(12)

The creation of provisions for impaired receivables is included in net operating expenses in the income statement (see note 3).

SABMiller plc Notes to the consolidated financial statements (continued)

17.  Cash and cash equivalents

	2015	2014
	US$m	US$m
Short-term deposits	528	1,589
Cash at bank and in hand	437	492
	965	2,081

Cash and short-term deposits of US$117 million (2014: US$117 million) are held in African countries (including South Africa) and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than through normal dividends. As normal dividends are generally able to be paid, these restrictions are not expected to have a material impact on the group’s ability to meet its ongoing obligations.

18.  Trade and other payables

	2015	2014
	US$m	US$m
Trade payables	1,404	1,333
Accruals	651	731
Deferred income	8	9
Containers in the hands of customers	443	453
Amounts owed to associates - trade	38	39
Amounts owed to joint ventures - trade	18	16
Deferred consideration for acquisitions	4	9
Excise duty payable	344	358
VAT and other taxes payable	221	216
Other payables	615	708
Total trade and other payables	3,746	3,872

Analysed as:
Current
Trade payables	1,404	1,333
Accruals	651	731
Deferred income	4	6
Containers in the hands of customers	443	453
Amounts owed to associates - trade	38	39
Amounts owed to joint ventures - trade	18	16
Deferred consideration for acquisitions	4	5
Excise duty payable	344	358
VAT and other taxes payable	221	216
Other payables	601	690
	3,728	3,847

Non-current
Deferred income	4	3
Deferred consideration for acquisitions	-	4
Other payables	14	18
	18	25

SABMiller plc Notes to the consolidated financial statements (continued)

19.  Deferred taxation

The movement on the net deferred tax liability is shown below.

	2015	2014
	US$m	US$m
At 1 April	3,131	3,436
Exchange adjustments	(345)	(219)
Acquisitions - through business combinations	1	-
Rate change	5	-
Transfers from current tax	3	13
Reclassification[1]	(293)	-
Credited to the income statement	(323)	(111)
Deferred tax on items charged/(credited) to other comprehensive loss:
- Financial instruments	3	(1)
- Remeasurements of defined benefit plans	(70)	13
At 31 March	2,112	3,131

The movements in deferred tax assets and liabilities (after offsetting of balances as permitted by IAS 12) during the year are shown below.

	Fixed asset allowances	Tax losses and credits	Intangibles	Financial instruments	Investment in MillerCoors joint venture	Other timing differences	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Deferred tax liabilities
At 1 April 2013	685	(242)	2,695	(47)	702	(286)	3,507
Exchange adjustments	(41)	28	(231)	(1)	-	26	(219)
Transfers from current tax	-	-	-	-	-	16	16
Transfers (from)/to deferred tax assets	(4)	-	2	-	-	(1)	(3)
Charged/(credited) to the income statement	84	(199)	(86)	-	(62)	196	(67)
Deferred tax on items (credited)/charged to other comprehensive loss:
- Financial instruments	-	-	-	-	(1)	-	(1)
- Remeasurements of defined benefit plans	-	-	-	-	5	8	13
At 31 March 2014	724	(413)	2,380	(48)	644	(41)	3,246
Exchange adjustments	(113)	123	(419)	(2)	-	33	(378)
Acquisitions - through business combinations	1	-	-	-	-	-	1
Rate change	(3)	-	11	-	-	(3)	5
Transfers (from)/to deferred tax assets	(38)	2	-	2	3	18	(13)
Reclassification[1]	-	(293)	-	-	-	-	(293)
Charged/(credited) to the income statement	29	(81)	(100)	7	(5)	(74)	(224)
Deferred tax on items charged/(credited) to other comprehensive loss:
- Financial instruments	-	-	-	1	-	-	1
- Remeasurements of defined benefit plans	-	-	-	-	(68)	(2)	(70)
At 31 March 2015	600	(662)	1,872	(40)	574	(69)	2,275

1 Following clarification from the IFRS Interpretations Committee during 2014 regarding the recognition of deferred taxes, US$293 million has been reclassified from goodwill to net deferred tax liabilities, with no impact on results or net assets.

SABMiller plc Notes to the consolidated financial statements (continued)

19.  Deferred taxation (continued)

	Fixed asset allowances	Provisions and accruals	Other timing differences	Total
	US$m	US$m	US$m	US$m
Deferred tax assets
At 1 April 2013	(15)	34	52	71
Exchange adjustments	1	(1)	-	-
Transfers from current tax	-	-	3	3
Transfers (to)/from deferred tax liabilities	(4)	2	(1)	(3)
Credited to the income statement	2	-	42	44
At 31 March 2014	(16)	35	96	115
Exchange adjustments	(3)	(5)	(25)	(33)
Transfers from current tax	-	-	(3)	(3)
Transfers (to)/from deferred tax liabilities	(38)	19	6	(13)
Credited to the income statement	89	8	2	99
Deferred tax on items charged to other comprehensive income:
- Financial instruments	-	-	(2)	(2)
At 31 March 2015	32	57	74	163

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The deferred tax asset arises due to timing differences in Latin America, Africa and Europe. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Deferred tax liabilities of US$2,013 million (2014: US$3,174 million) are expected to fall due after more than one year and deferred tax assets of US$115 million (2014: US$112 million) are expected to be recovered after more than one year.

	2015	2014
	US$m	US$m
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:
Tax losses	281	355
Tax credits	1,355	1,532
Depreciation in excess of capital allowances	7	19
Share-based payments	47	28
Other deductible temporary differences	-	120
	1,690	2,054

Deferred tax assets in respect of tax losses are not recognised unless there is convincing evidence that existing taxable temporary differences will reverse in the future and there will be sufficient taxable profits in future years to recover the assets. A significant part of the tax losses arise in the UK and the value has been calculated at the substantively enacted rate of 20%. The tax losses do not expire.

Deferred tax assets in respect of tax credits arising which are carried forward for offset against future profits are not recognised unless it is probable that future profits will arise. US$1,345 million (2014: US$1,180 million) of such tax credits expire within 10 years.

Deferred tax is recognised on the unremitted earnings of overseas subsidiaries where there is an intention to distribute those reserves. A deferred tax liability of US$11 million (2014: US$14 million) has been recognised. A deferred tax liability of US$56 million (2014: US$97 million) has been recognised in respect of unremitted profits of associates where a dividend policy is not in place. Unremitted earnings of subsidiaries, associates and joint ventures operating in lower tax jurisdictions do not result in a deferred tax liability where the reporting entity is able to control the timing of the reversal of temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Similarly no tax is provided where there are plans to remit overseas earnings of subsidiaries but it is not expected that such distributions will give rise to a tax liability.

As a result of UK legislation which largely exempts overseas dividends from tax, the temporary differences arising on unremitted profits are unlikely to lead to additional corporate taxes. However, remittance to the UK of those earnings may still result in a tax liability, principally as a result of withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate.

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings

Current	2015 US$m	2014 US$m
Secured
Overdrafts	29	32
Obligations under finance leases	10	8
Other secured loans	-	2
	39	42
Unsecured
Overdrafts	186	181
Unsecured bonds	712	3,402
Other unsecured loans	1,024	894
	1,922	4,477
Total current borrowings	1,961	4,519

Non-current	2015 US$m	2014 US$m
Secured
Obligations under finance leases	43	43
Other secured loans	1	2
	44	45
Unsecured
Unsecured bonds	10,203	12,036
Unsecured loans	336	447
	10,539	12,483
Total non-current borrowings	10,583	12,528

Total current and non-current borrowings	12,544	17,047

Analysed as:
Overdrafts	215	213
Bank loans	1,361	1,345
Bonds	10,915	15,438
Obligations under finance leases	53	51
	12,544	17,047

Maturity of non-current financial liabilities

The maturity profile of the carrying amount of the group’s non-current financial liabilities at 31 March was as follows.

	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets[1] US$m	2015 Total US$m	Bank loans US$m	Bonds US$m	Finance leases US$m	Net derivative financial assets[1] US$m	2014 Total US$m
Amounts falling due:
Between one and two years	96	2,327	10	(264)	2,169	220	738	7	(123)	842
Between two and three years	239	90	7	(23)	313	107	3,268	8	(258)	3,125
Between three and four years	1	1,867	6	(122)	1,752	75	96	8	(1)	178
Between four and five years	-	1,068	7	(19)	1,056	45	1,871	4	(33)	1,887
In five years or more	1	4,851	13	(333)	4,532	2	6,063	16	(181)	5,900
	337	10,203	43	(761)	9,822	449	12,036	43	(596)	11,932

1 Net financing-related derivative financial instruments only (note 22).

SABMiller plc Notes to the consolidated financial statements (continued)

20.  Borrowings (continued)

2015

There were no new bonds issued during the year ended 31 March 2015.

In December 2014 US$850 million, 6.5% Notes due 2016 were redeemed early.

2014

On 13 August 2013 SABMiller Holdings Inc issued US$750 million, 2.2% Notes due August 2018 and US$350 million, Floating Rate Notes due August 2018, guaranteed by SABMiller plc.

The US$750 million Notes and the US$350 million Notes are redeemable in whole but not in part at the option of the issuer upon the occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption. The US$750 million Notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount.

Maturity of obligations under finance leases

Obligations under finance leases are as follows.

	2015 US$m	2014 US$m
The minimum lease payments under finance leases fall due as follows.
Within one year	11	11
Between one and five years	36	36
In five years or more	15	17
	62	64
Future finance charges	(9)	(13)
Present value of finance lease liabilities	53	51

21. Financial risk factors

Financial risk management

Overview

In the normal course of business, the group is exposed to the following financial risks:

- Market risk

- Credit risk

- Liquidity risk

This note explains the group’s exposure to each of the above risks, aided by quantitative disclosures included throughout these consolidated financial statements, and it summarises the policies and processes that are in place to measure and manage the risks arising, including those related to the management of capital.

The directors are ultimately responsible for the establishment and oversight of the group’s risk management framework. An essential part of this framework is the role undertaken by the audit committee of the board, supported by the internal audit function, and by the Chief Financial Officer, who in this regard is supported by the treasury committee and the group treasury function. Among other responsibilities, the audit committee reviews the internal control environment and risk management systems within the group and it reports its activities to the board. The board also receives a quarterly report on treasury activities, including confirmation of compliance with treasury risk management policies.

The group treasury function is responsible for the management of cash, borrowings and the financial risks arising in relation to interest rates, foreign exchange rates and the price risk of some commodities. The responsibility for the management of the remaining commodities exposures primarily lies with the group’s centralised procurement function, SABMiller Procurement GmbH (SABMiller Procurement). Some of the risk management strategies include the use of derivatives in order to manage the currency, interest rate and commodities exposures arising from the group’s operations. It is the policy of the group that no trading in financial instruments be undertaken.

The group’s treasury policies are established to identify and analyse the financial risks faced by the group, to set appropriate risk limits and controls and to monitor exposures and adherence to limits.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

a. Market risk

(i) Foreign exchange risk

The group is subject to exposure on the translation of the foreign currency denominated net assets of subsidiaries, associates and joint ventures into the group’s US dollar reporting currency. The group seeks to mitigate this exposure, where cost effective, by borrowing in the same currencies as the functional currencies of its main operating units or by achieving the same effect through the use of derivatives. An approximate nominal value equivalent to US$3,691 million (2014: US$4,774 million) of borrowings have been swapped into currencies that match the currency of the underlying operations of the group, including Australian dollar, Colombian peso, Czech koruna, Peruvian nuevo sol, Polish zloty and South African rand.

The group does not hedge currency exposures from the translation of profits earned in foreign currency subsidiaries, associates and joint ventures.

The group is also exposed to transactional currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of group entities. These exposures are managed primarily by the group treasury function which, subject to regulatory constraints or currency market limitations, hedges a proportion of the foreign currency exposures estimated to arise over a period of up to 18 months. Committed transactional exposures that are certain are hedged fully without limitation in time. The group principally uses forward exchange derivatives to hedge currency risk.

The tables below set out the group’s currency exposures from financial assets and liabilities held by group companies in currencies other than their functional currencies and resulting in exchange movements in the income statement and balance sheet. The sensitivity analysis has been prepared on a basis consistent with 2014, based on reasonably possible changes in exchange rates, and assumes all other variables are held constant.

	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	1	82	-	121	150	36	42	432
Derivative financial instruments[1]	79	3,230	-	1,260	73	2,060	-	6,702
Cash and cash equivalents	-	20	1	181	3	26	9	240
Intra-group assets	31	1,131	-	422	12	277	2	1,875
	111	4,463	1	1,984	238	2,399	53	9,249
Financial liabilities
Trade and other payables	(25)	(195)	-	(190)	(46)	(348)	(3)	(807)
Derivative financial instruments[1]	(563)	(3,009)	(884)	(2,041)	(787)	(286)	-	(7,570)
Borrowings	-	(1,071)	-	(5)	(1)	(1,497)	(19)	(2,593)
Intra-group liabilities	(44)	(31)	(1)	(142)	(25)	(177)	(2)	(422)
	(632)	(4,306)	(885)	(2,378)	(859)	(2,308)	(24)	(11,392)
At 31 March 2015	(521)	157	(884)	(394)	(621)	91	29	(2,143)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	1	3	32	(11)	(4)	43	(5)	59
20% decrease in functional currency	(1)	(4)	(38)	13	5	(52)	6	(71)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	86	(29)	116	77	107	(58)	-	299
20% decrease in functional currency	(103)	35	(139)	(92)	(129)	70	-	(358)

1 These represent the notional amounts of derivative financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

	Australian dollars US$m	Euro US$m	Latin American currencies US$m	Other European currencies US$m	SA rand US$m	US dollars US$m	Other US$m	Total US$m
Financial assets
Trade and other receivables	4	17	-	101	142	21	36	321
Derivative financial instruments[1]	333	1,313	-	1,146	285	1,245	8	4,330
Cash and cash equivalents	-	176	57	78	5	35	10	361
Intra-group assets	-	1,617	-	613	93	416	1	2,740
	337	3,123	57	1,938	525	1,717	55	7,752
Financial liabilities
Trade and other payables	(1)	(154)	-	(256)	(45)	(210)	(21)	(687)
Derivative financial instruments[1]	(1,276)	(1,600)	(584)	(3,977)	(905)	(23)	(6)	(8,371)
Borrowings	-	(2,779)	(54)	-	-	(1,487)	-	(4,320)
Intra-group liabilities	(47)	(181)	(160)	(97)	(72)	(207)	(1)	(765)
	(1,324)	(4,714)	(798)	(4,330)	(1,022)	(1,927)	(28)	(14,143)
At 31 March 2014	(987)	(1,591)	(741)	(2,392)	(497)	(210)	27	(6,391)

Potential impact on profit for the year - gain/(loss)
20% increase in functional currency	5	25	(9)	43	(19)	73	(5)	113
20% decrease in functional currency	(5)	(30)	11	(52)	23	(88)	5	(136)

Potential impact on other comprehensive income - gain/(loss)
20% increase in functional currency	160	240	133	355	101	(38)	-	951
20% decrease in functional currency	(192)	(289)	(159)	(427)	(122)	46	-	(1,143)

1 These represent the notional amounts of derivative financial instruments.

The group holds foreign currency cash flow hedges totalling US$1,892 million at 31 March 2015 (2014: US$1,559 million). The foreign exchange gains or losses on these contracts are recorded in the cash flow hedging reserve until the hedged transactions occur, at which time the respective gains and losses are transferred to inventory, property, plant and equipment, goodwill or to the income statement as appropriate.

The group holds net investment hedges totalling US$3,111 million at 31 March 2015 (2014: US$5,617 million). The foreign exchange gains or losses on these contracts are recorded in the net investment hedging reserve and partially offset the foreign currency translation risk on the group’s foreign currency net assets.

(ii) Interest rate risk

The policy for managing interest rate risk was refined in the year and is now monitored based on net debt exposures, rather than gross debt as in prior years. As at 31 March 2015 57% (2014: 50%, revised) of net debt was in fixed rates taking into account interest rate derivatives.

The group’s practice is to borrow (direct or synthetically) in floating rates, reflecting the fact that floating rates are generally lower than fixed rates over the medium term. The extent to which group borrowings may be in floating rates is restricted by policy such that the impact of a 1% increase in interest rates on finance costs can be no more than an agreed proportion of adjusted EBITDA. The policy excludes borrowings arising from acquisitions in the previous six months. Exposure to movements in interest rates in group borrowings is managed through interest rate derivatives.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

The cash flow interest rate risk sensitivities on variable debt and interest rate swaps are shown in the table below. This analysis assumes all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis for 2014, based on reasonably possible changes in interest rates.

	2015 US$m	2014 US$m
Net debt	10,465	14,303
Less: fixed rate debt	(9,550)	(11,824)
Variable rate debt	915	2,479
Adjust for:
Financial derivatives	3,545	4,712
Net variable rate debt exposure	4,460	7,191

+/- 100 bps change
Potential impact on profit for the year	45	72

+/- 100 bps change
Potential impact on other comprehensive income	-	-

Fair value sensitivity analysis for fixed income instruments

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed rates of interest that are accounted for at amortised cost are not subject to interest rate risk as defined in IFRS 7.

The group holds derivative contracts with a nominal value of US$4,204 million as at 31 March 2015 (2014: US$6,414 million) which are designated as fair value hedges. In the case of these instruments and the underlying fixed rate bonds, changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements materially net off in the income statement in the same period.

(iii) Price risk

Commodity price risk

The group is exposed to variability in the price of commodities used in the production or in the packaging of finished products, such as the price of malt, barley, sugar, diesel and aluminium. Commodity price risk is managed within minimum and maximum guard rails principally through multi-year fixed price contracts with suppliers and, where appropriate, derivative contracts.

At 31 March 2015 the notional value of commodity derivatives amounted to US$142 million (2014: US$143 million). No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

Equity securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the balance sheet as available for sale investments. No sensitivity analysis has been provided on these outstanding contracts as the impact is considered to be immaterial.

b. Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments

The group limits its exposure to financial institutions by setting credit limits on a sliding scale based on their credit ratings and generally dealing only with counterparties with a minimum credit rating of BBB- from Standard & Poor’s and Fitch, and Baa3 from Moody’s. For banks with a lower credit rating, or with no international credit rating, a maximum limit of US$5 million is applied, unless specific approval is obtained from either the Chief Financial Officer or the audit committee of the board. The utilisation of credit limits is regularly monitored. To reduce credit exposures, the group has ISDA Master Agreements with most of its counterparties for financial derivatives, which permit net settlement of assets and liabilities in certain circumstances.

Trade and other receivables

There is no significant concentration of credit risk with respect to trade receivables as the group has a large number of customers which are internationally dispersed. The type of customers range from wholesalers and distributors to smaller retailers. The group has implemented policies that require appropriate credit checks on potential customers before sales commence. Credit risk is managed by limiting the aggregate amount of exposure to any one counterparty.

The group considers its maximum credit risk to be US$3,760 million (2014: US$4,480 million) which is the total of the group’s financial assets.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

c. Liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due.

The group finances its operations through cash generated by the business and a mixture of short-term and medium-term bank credit facilities, bank loans, corporate bonds and commercial paper with a range of maturity dates. In this way, the group ensures that it is not overly reliant on any particular liquidity source and that maturities of borrowings sourced in this way are not overly concentrated.

Subsidiaries have access to local bank credit facilities, but are principally funded by the group.

Liquidity risk faced by the group is mitigated by having diverse sources of finance available to it and by maintaining substantial unutilised banking facilities and reserve borrowing capacity, as indicated by the level of undrawn facilities.

Undrawn borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date.

	2015 US$m	2014 US$m

Amounts expiring:
Within one year	65	214
Between one and two years	76	41
Between two and five years	3,503	3,019
	3,644	3,274

At 31 March 2015 the group had the following core lines of credit that were available for general corporate purposes.

SABMiller plc:

• US$2,500 million committed syndicated revolving credit facility, which was due to expire in May 2019.

SABMiller Holdings Inc:

• US$1,000 million committed syndicated revolving credit facility, which is due to expire in May 2019.

In April 2015 the group extended its existing US$2,500 million and US$1,000 million committed syndicated facilities, both shown as undrawn in the table above, by one year to May 2020.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual settlement date. The amounts disclosed in the table are the contractual undiscounted cash flows. The amounts disclosed for financial guarantee contracts represent the maximum possible cash outflows for guarantees provided in respect of associates’ and third party bank facilities, which would only be payable upon the occurrence of certain default events. Should such events occur, certain remedies are available that could mitigate the impact.

At 31 March 2015	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m

Borrowings	(2,355)	(2,853)	(3,940)	(6,978)
Net settled derivative financial instruments	(32)	(6)	(2)	-
Gross settled derivative financial instruments - inflows	1,570	79	-	-
Gross settled derivative financial instruments - outflows	(1,653)	(80)	-	-
Trade and other payables	(3,158)	(14)	-	-
Financial guarantee contracts	(122)	-	-	-

At 31 March 2014
Borrowings	(4,898)	(1,149)	(5,558)	(6,568)
Net settled derivative financial instruments	(28)	-	(14)	(29)
Gross settled derivative financial instruments - inflows	2,926	64	-	-
Gross settled derivative financial instruments - outflows	(2,990)	(69)	-	-
Trade and other payables	(3,265)	(23)	-	-
Financial guarantee contracts	(208)	-	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Capital management

The capital structure of the group consists of net debt (see note 27c) and shareholders’ equity.

The group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Besides the minimum capitalisation rules that may apply to subsidiaries in different countries, the group’s only externally imposed capital requirement relates to the group’s core lines of credit which include a net debt to EBITDA financial covenant which was complied with throughout the year.

The group monitors its financial capacity and credit ratings by reference to a number of key financial ratios and cash flow metrics including net debt to adjusted EBITDA and interest cover (the ratio of adjusted EBITDA to adjusted net finance costs). These provide a framework within which the group’s capital base is managed including dividend policy.

If the group fails to meet the financial targets required by the ratings agencies, a credit rating downgrade could impact the average interest rate of borrowings and the future availability of credit to the group.

The group is currently rated Baa1/positive outlook by Moody’s Investors Service and A-/stable outlook by Standard & Poor’s Ratings Services.

Fair value estimation

The following tables present the group’s financial assets and liabilities that are measured at fair value on a recurring basis and the fair values of other assets and liabilities that are not measured at fair value, but where the fair value is required to be disclosed in the financial statements.

Recurring fair value measurements	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2015
Assets
Derivative financial instruments	-	1,233	-	1,233
Available for sale investments	-	9	12	21
Total assets	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(111)	-	(111)
Total liabilities	-	(111)	-	(111)

At 31 March 2014
Assets
Derivative financial instruments	-	769	-	769
Available for sale investments	-	10	12	22
Total assets	-	779	12	791

Liabilities
Derivative financial instruments	-	(115)	-	(115)
Total liabilities	-	(115)	-	(115)

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Assets and liabilities for which fair values are disclosed	Carrying amount US$m	Level 1 US$m	Level 2 US$m	Level 3 US$m	Total US$m
At 31 March 2015
Assets
Investments in listed associates
- Anadolu Efes	1,080	1,187	-	-	1,187
- Distell Group	211	741	-	-	741
- Delta Corporation	179	324	-	-	324
Total assets	1,470	2,252	-	-	2,252

Liabilities
Current Borrowings	(1,961)	(717)	(1,253)	-	(1,970)
Non-current Borrowings	(10,583)	(10,688)	(390)	-	(11,078)
Total liabilities	(12,544)	(11,405)	(1,643)	-	(13,048)

At 31 March 2014
Assets
Investments in listed associates
- Anadolu Efes	1,566	1,580	-	-	1,580
- Distell Group	224	716	-	-	716
- Delta Corporation	141	354	-	-	354
- Tsogo Sun Holdings	375	1,046	-	-	1,046
Total assets	2,306	3,696	-	-	3,696

Liabilities
Current Borrowings	(4,519)	(2,879)	(1,724)	(33)	(4,636)
Non-current Borrowings	(12,528)	(12,465)	(732)	(34)	(13,231)
Total liabilities	(17,047)	(15,344)	(2,456)	(67)	(17,867)

There have been no material transfers between levels during the year ended 31 March 2015 (2014: none).

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described below.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The fair values of derivatives included in level 2 incorporate various inputs including the credit quality of counterparties, spot and forward foreign exchange rates, and interest rate curves.

The fair values of borrowings included in level 2 are based on the net present value of the anticipated future cash flows associated with these instruments, using rates currently available for debt on similar terms, credit risk and remaining maturities.

Valuation techniques for other level 2 instruments could include standard valuation models based on market parameters for interest rates, yield curves or foreign exchange rates quotes for similar instruments from financial counterparties or the use of comparable arm’s length transactions, and discounted cash flows.

Level 3: Inputs for the asset or liability that are not based on observable market data.

Specific valuation techniques, such as discounted cash flow analysis, are used to determine fair value of the remaining financial instruments.

SABMiller plc Notes to the consolidated financial statements (continued)

21. Financial risk factors (continued)

Valuation process

The group’s treasury function is responsible for performing fair value measurements for financial instruments. The fair value measurement calculations are subject to review procedures and are performed in accordance with policies defined by the treasury committee.

Other fair value measurements are performed by the group’s finance department. Significant level 3 valuations are reviewed and approved by the finance, control and assurance committee in the relevant region on a by exception basis. Valuations falling into this category are usually immaterial.

22. Derivative financial instruments

Current derivative financial instruments	2015			2014
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	700	11	-	1,588	32	-
Cash flow hedges
Forward foreign currency contracts	1,757	51	(30)	1,450	21	(8)
Cross currency swaps	492	208	-	-	-	-
Commodity contracts	97	3	(7)	105	-	(12)
Net investment hedges
Forward foreign currency contracts	2,080	109	(11)	2,396	27	(35)
Cross currency swaps	241	30	(2)	335	43	-
Held for trading
Interest rate swaps	-	-	-	96	-	(1)
Forward foreign currency contracts	1,439	51	(51)	1,985	14	(20)
Cross currency swaps	-	-	-	7	4	(2)
	6,806	463	(101)	7,962	141	(78)
Financing-related current derivative financial instruments amount to a net asset of US$353 million (2014: US$67 million).
Non-current derivative financial instruments	2015			2014
	Notional value US$m	Assets US$m	Liabilities US$m	Notional value US$m	Assets US$m	Liabilities US$m
Fair value hedges
Interest rate swaps	3,504	289	(1)	3,826	217	(28)
Cross currency swaps	-	-	-	1,000	35	-
Cash flow hedges
Forward foreign currency contracts	135	1	(1)	109	-	(1)
Commodity contracts	45	2	(3)	38	-	(4)
Cross currency swaps	420	206	-	1,111	204	-
Net investment hedges
Forward foreign currency contracts	-	-	-	18	-	(1)
Cross currency swaps	264	123	-	631	102	(2)
Held for trading
Interest rate swaps	1,600	64	(5)	600	37	(1)
Cross currency swaps	170	85	-	246	33	-
	6,138	770	(10)	7,579	628	(37)

Financing-related non-current derivative financial instruments amount to a net asset of US$761 million (2014: US$596 million).

Derivatives designated as hedging instruments

(i) Fair value hedges

The group has entered into interest rate swaps to pay floating and receive fixed interest which have been designated as fair value hedges to hedge exposure to changes in the fair value of its US dollar and euro fixed rate borrowings. Borrowings are designated as the hedged item as part of the fair value hedge. The borrowings and the interest rate swaps have the same critical terms.

As at 31 March 2015 the carrying value of the hedged borrowings was US$4,363 million (2014: US$7,214 million).

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(ii) Cash flow hedges

The group has entered into forward exchange contracts designated as cash flow hedges to manage short-term foreign currency exposures to expected net operating costs including future trade imports and exports.

The group has entered into commodity contracts designated as cash flow hedges to manage the future price of commodities. As at 31 March 2015 the notional amount of forward contracts for the purchase price of aluminium was US$115 million (2014: US$122 million), of corn was US$21 million (2014: US$20 million), of sugar was US$4 million (2014: US$1 million) and of other commodities was US$2 million (2014: US$nil).

The group has entered into cross currency swaps designated as cash flow hedges to manage foreign currency exposures on interest payments.

The following table indicates the period in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and impact the income statement.

	Carrying amount US$m	Expected cash flows US$m	Less than 1 year US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	Over 5 years US$m
At 31 March 2015
Forward foreign currency contracts	21	7	8	(1)	-	-
Commodity contracts	(5)	(9)	(6)	(2)	(1)	-
Cross currency swaps	414	407	202	89	4	112
	430	405	204	86	3	112

At 31 March 2014
Forward foreign currency contracts	12	9	11	(2)	-	-
Commodity contracts	(16)	(20)	(13)	(6)	(1)	-
Cross currency swaps	204	118	(16)	98	34	2
	200	107	(18)	90	33	2

(iii) Hedges of net investments in foreign operations

The group has entered into several forward foreign currency contracts and cross currency swaps which it has designated as hedges of net investments in its foreign subsidiaries in South Africa, Australia, the Czech Republic, Poland, Colombia and Peru to hedge the group’s exposure to foreign exchange risk on these investments.

Analysis of notional amounts on derivative financial instruments designated as net investment hedges is as follows. Notional amounts have been translated to US dollars at the closing rate at 31 March.

					2015 US$m	2014 US$m
Forward foreign currency contracts:
Australian dollar					515	695
Colombian peso					439	180
Czech koruna					192	336
Peruvian nuevo sol					257	403
Polish zloty					164	114
South African rand					513	686
Cross currency swaps:
Australian dollar					-	258
Czech koruna					297	382
Polish zloty					92	193
South African rand					116	133
					2,585	3,380

Held for trading derivative financial instruments

(i) Interest rate swaps

The group has entered into interest rate swaps to manage exposures to fluctuations in interest rates arising from the group’s borrowings. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

SABMiller plc Notes to the consolidated financial statements (continued)

22. Derivative financial instruments (continued)

(ii) Forward foreign currency contracts

The group has entered into forward foreign currency contracts to manage short-term foreign currency exposures to expected future trade imports and exports and to manage foreign currency exposures on intercompany loan balances. The derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

(iii) Cross currency swaps

The group has entered into cross currency swaps to manage foreign currency exposures on intercompany loan balances. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement.

Fair value gain/(loss) on financial instruments recognised in the income statement

	2015 US$m	2014 US$m
Derivative financial instruments:
Interest rate swaps	(39)	(9)
Interest rate swaps designated as fair value hedges	428	(43)
Forward foreign currency contracts	48	(3)
Fair value gain/(loss) on forward foreign currency contracts transferred from other comprehensive loss	8	(2)
Cross currency swaps	52	(27)
Cross currency swaps designated as fair value hedges	(5)	(1)
Ineffectiveness arising from cross currency swaps designated as net investment hedges	(7)	-
Embedded derivatives	-	1
Other fair value gains	17	15
	502	(69)

Other financial instruments:
Early redemption costs (see note 4)	(48)	-
Non-current borrowings designated as the hedged item in a fair value hedge	(428)	43
Total fair value gain/(loss) on financial instruments recognised in the income statement	26	(26)

Fair value gains and losses on borrowings and financing-related derivative financial instruments were recognised as part of net finance costs. Fair value gains and losses on all other derivative financial instruments were recognised in operating profit.

23. Other financial instrument disclosures

Reconciliation of total financial instruments

The table below reconciles the group’s accounting categorisation of financial assets and liabilities (based on initial recognition) to the classes of assets and liabilities as shown on the face of the balance sheet.

	Fair value through income statement US$m	Loans and receivables US$m	Available for sale US$m	Financial liabilities held at amortised cost US$m	Not categorised as a financial instrument US$m	Total US$m	Non- current US$m	Current US$m
At 31 March 2015
Assets
Available for sale investments	-	-	21	-	-	21	21	-
Derivative financial instruments	1,233	-	-	-	-	1,233	770	463
Trade and other receivables	-	1,541	-	-	296	1,837	126	1,711
Cash and cash equivalents	-	965	-	-	-	965	-	965

Liabilities
Derivative financial instruments	(111)	-	-	-	-	(111)	(10)	(101)
Borrowings	-	-	-	(12,544)	-	(12,544)	(10,583)	(1,961)
Trade and other payables	-	-	-	(3,173)	(573)	(3,746)	(18)	(3,728)

SABMiller plc Notes to the consolidated financial statements (continued)

23. Other financial instrument disclosures (continued)

	Fair value through income statement	Loans and receivables	Available for sale	Financial liabilities held at amortised cost	Not categorised as a financial instrument	Total	Non- current	Current
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 March 2014
Assets
Available for sale investments	-	-	22	-	-	22	22	-
Derivative financial instruments	769	-	-	-	-	769	628	141
Trade and other receivables	-	1,608	-	-	352	1,960	139	1,821
Cash and cash equivalents	-	2,081	-	-	-	2,081	-	2,081

Liabilities
Derivative financial instruments	(115)	-	-	-	-	(115)	(37)	(78)
Borrowings	-	-	-	(17,047)	-	(17,047)	(12,528)	(4,519)
Trade and other payables	-	-	-	(3,289)	(583)	(3,872)	(25)	(3,847)

Offsetting financial assets and financial liabilities

The following table provides details of financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, or similar agreements.

	Gross amounts of financial assets	Gross amounts of financial liabilities	Net amounts recognised in the balance sheet	Related amounts of financial instruments not set off in the balance sheet	Net amount
	US$m	US$m	US$m	US$m	US$m
At 31 March 2015
Assets
Derivative financial instruments	1,233	-	1,233	(111)	1,122
Cash and cash equivalents	982	(17)	965	-	965

Liabilities
Borrowings	17	(12,561)	(12,544)	-	(12,544)
Derivative financial instruments	-	(111)	(111)	111	-

At 31 March 2014
Assets
Derivative financial instruments	769	-	769	(106)	663
Trade and other receivables	1,640	(32)	1,608	-	1,608
Cash and cash equivalents	2,090	(9)	2,081	-	2,081

Liabilities
Borrowings	41	(17,088)	(17,047)	-	(17,047)
Derivative financial instruments	-	(115)	(115)	106	(9)

For the financial assets and liabilities subject to enforceable master netting arrangements or similar arrangements above, each party to the agreement will have the option to settle the amounts on a net basis in the event of default of the other party. A default event includes failure by a party to make a payment when due; failure by a party to perform any other obligation required by the agreement if such failure is not remedied within the periods defined in each contract; or bankruptcy.

The group holds other receivables and borrowings balances with the same financial counterparties. Where these arrangements meet the set-off rules under IFRS, the balances have been reported net on the balance sheet.

SABMiller plc Notes to the consolidated financial statements (continued)

24.  Provisions

	Demerged	Post-
	entities and	retirement	Taxation- related		Payroll-	Onerous
	litigation	benefits		Restructuring	related	contracts	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April 2013	125	301	248	114	78	160	70	1,096
Exchange adjustments	(5)	(20)	(8)	(10)	(6)	(17)	(2)	(68)
Charged/(credited) to the income statement
- Additional provision in year	24	18	12	37	9	-	7	107
- Amounts reversed	(11)	-	(32)	(28)	-	(2)	(5)	(78)
Utilised in the year	(20)	(31)	(5)	(31)	(26)	(32)	(7)	(152)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	(22)	-	-	-	-	-	(22)
Transfer between categories	-	-	1	-	-	-	(1)	-
At 31 March 2014	113	246	216	82	55	109	62	883
Exchange adjustments	(17)	(51)	(14)	(14)	(9)	(15)	(5)	(125)
Charged/(credited) to the income statement
- Additional provision in year	6	27	14	29	8	7	10	101
- Amounts reversed	(5)	-	(29)	(7)	-	(8)	(16)	(65)
Utilised in the year	(6)	(24)	(4)	(17)	(9)	(33)	(12)	(105)
Remeasurements of defined benefit plans recorded in other comprehensive loss	-	7	-	-	-	-	-	7
At 31 March 2015	91	205	183	73	45	60	39	696
							2015	2014
Analysed as:							US$m	US$m
Current							358	450
Non-current							338	433
							696	883

Demerged entities and litigation

During the year ended 31 March 1998 the group recognised a provision of US$73 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2015 US$1 million (2014: US$1 million) of this provision was utilised in regard to costs associated with SAB Ltd’s previously disposed of remaining retail interests. The residual balance of US$6 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd.

There are US$85 million (2014: US$106 million) of provisions in respect of outstanding litigation within various operations, based on management’s expectation that the outcomes of these disputes are expected to be resolved within the forthcoming three years.

While a provision for claims has been recorded, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the directors at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the disputes.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits for eligible employees and their dependants in Europe, medical and other benefits in Latin America, and pension provisions for employees primarily in Latin America, Asia Pacific and Europe. The principal assumptions on which these provisions are based are disclosed in note 30.

Taxation-related

The group has recognised various provisions in relation to taxation exposures it believes may arise. The provisions principally relate to non-corporate taxation and interest and penalties on corporate taxation in respect of a number of group companies. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

Restructuring

This includes the remaining provision for restructuring costs in Australia, Latin America and Europe which are expected to be utilised over the course of the next five years.

SABMiller plc Notes to the consolidated financial statements (continued)

24. Provisions (continued)

Payroll-related

This principally relates to employee entitlement provisions of US$23 million (2014: US$30 million) in Asia Pacific and employee long service awards of US$15 million (2014: US$16 million) in South Africa.

Onerous contracts

This includes provisions for unfavourable supply contracts for malt, glass, aluminium cans and concentrated fruit juice for non-alcoholic beverages, as well as provisions for surplus property leases in Australia which management expects to be utilised within five years.

Other provisions

Included within other provisions are environmental provisions and other provisions. These are primarily expected to be utilised within four years.

25.  Share capital

	2015	2014	2013
	US$m	US$m	US$m
Group and company
Called up, allotted and fully paid share capital
1,675,670,012 ordinary shares of 10 US cents each (2014: 1,672,647,930, 2013: 1,669,731,799)	168	167	167
50,000 deferred shares of £1.00 each (2014, 2013: 50,000)	-	-	-
	168	167	167
	Ordinary shares of 10 US cents each	Deferred shares of £1 each	Nominal value US$m
At 1 April 2012	1,664,323,483	50,000	166
Issue of shares - share incentive plans	5,408,316	-	1
At 31 March 2013	1,669,731,799	50,000	167
Issue of shares - share incentive plans	2,916,131	-	-
At 31 March 2014	1,672,647,930	50,000	167
Issue of shares - share incentive plans	3,022,082	-	1
At 31 March 2015	1,675,670,012	50,000	168

Changes to authorised share capital

With effect from 1 October 2009 the company adopted new articles of association which removed any previous limit on the authorised share capital. Directors are still limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share plans.

Changes to issued share capital

During the year the company issued 3,022,082 (2014: 2,916,131, 2013: 5,408,316) new ordinary shares of 10 US cents to satisfy the exercise of options granted under the various share incentive plans, for consideration of US$62 million (2014: US$54 million, 2013: US$102 million).

Rights and restrictions relating to share capital

Convertible participating shares

Convertible participating shares were originally issued to Altria as part of the Miller Brewing Company transaction in 2002 but were subsequently converted into ordinary shares. There are no convertible participating shares currently in issue. Altria is however entitled to require the company to convert its ordinary shares back into convertible participating shares so as to ensure that Altria’s voting shareholding does not exceed 24.99% of the total voting shareholding.

If Altria’s ordinary shares were converted into convertible participating shares, the convertible participating shares would rank pari passu with the ordinary shares of the company in relation to a distribution of the profits of the company and a return of capital. On a poll vote at general meetings of the company, Altria would be entitled to vote in respect of its convertible participating shares on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

(i)	proposed by any person other than Altria, to wind up the company;
(ii)	proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with the company’s creditors;
(iii)	proposed by the board, to sell all or substantially all of the undertaking of the company; or
(iv)	proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares,

in which case Altria would be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share.

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Conversion into ordinary shares

If Altria’s ordinary shares are converted into convertible participating shares, the provisions governing possible conversion back into ordinary shares would apply. These state that upon a transfer of convertible participating shares by Altria to any person other than to an affiliate of Altria, such convertible participating shares shall convert into ordinary shares. In addition, Altria is entitled to require the company to convert its convertible participating shares into ordinary shares in the event of a takeover offer for the company, or a third party acquiring more than a 24.99% voting shareholding, provided certain conditions are met.

The company must use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities, admitted to listing and trading on the JSE Ltd, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading need be sought for the convertible participating shares while they remain convertible participating shares.

Deferred shares

The deferred shares do not carry any voting rights and do not entitle their holders to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

Share-based payments

The group operates various share incentive plans. The share incentives outstanding are summarised as follows.

	2015	2014	2013
Scheme	Number	Number	Number
GBP share options	10,620,013	16,035,174	17,809,920
ZAR share options	7,301,172	10,108,718	12,939,245
GBP stock appreciation rights (SARs)	7,083,490	5,170,646	1,955,529
ZAR stock appreciation rights (SARs)	1,846,842	1,178,200	-
GBP performance share awards	6,289,875	6,802,427	7,505,723
GBP value share awards	11,269,028	11,297,444	11,721,564
Total share incentives outstanding[1]	44,410,420	50,592,609	51,931,981

1Total share incentives outstanding exclude shares relating to the BBBEE scheme.

The exercise prices of incentives outstanding at 31 March 2015 ranged from £0 to £35.64 and ZAR96.95 to ZAR611.99 (2014: £0 to £33.30 and ZAR96.25 to ZAR527.49, 2013: £0 to £28.28 and ZAR53.30 to ZAR401.06). The movement in share awards outstanding is summarised in the following tables.

GBP share options

GBP share options include share options granted under the Executive Share Option Plan 2008, the Approved Executive Share Option Plan 2008, the Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme and the International Employee Share Scheme. No further grants can be made under the now closed Executive Share Option (No.2) Scheme, the Approved Executive Share Option Scheme, or the International Employee Share Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of options	GBP	GBP
Outstanding at 1 April 2012	16,622,334	15.91	-
Granted	4,637,730	24.01	5.85
Lapsed	(583,250)	20.28	-
Exercised	(2,866,894)	12.52	-
Outstanding at 31 March 2013	17,809,920	18.42	-
Granted	496,498	33.10	6.65
Lapsed	(308,467)	23.00	-
Exercised	(1,962,777)	13.76	-
Outstanding at 31 March 2014	16,035,174	19.36	-
Granted	240,700	33.13	5.62
Lapsed	(416,624)	23.47	-
Exercised	(5,239,237)	17.03	-
Outstanding at 31 March 2015	10,620,013	20.66	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

ZAR share options

Share options designated in ZAR include share options granted under the South African Executive Share Option Plan 2008 and the Mirror Executive Share Purchase Scheme (South Africa). No further grants can be made under the Mirror Executive Share Purchase Scheme (South Africa), although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of options	ZAR	ZAR
Outstanding at 1 April 2012	13,024,503	200.73	-
Granted	2,912,565	381.88	134.46
Lapsed	(456,401)	263.02	-
Exercised	(2,541,422)	154.55	-
Outstanding at 31 March 2013	12,939,245	248.38	-
Granted	644,300	511.07	133.13
Lapsed	(615,083)	332.30	-
Exercised	(2,859,744)	186.52	-
Outstanding at 31 March 2014	10,108,718	277.52	-
Lapsed	(242,037)	381.69	-
Exercised	(2,565,509)	224.27	-
Outstanding at 31 March 2015	7,301,172	292.77	-

GBP SARs

GBP SARs include stock appreciation rights granted under the Stock Appreciation Rights Plan 2008 and the International Employee Stock Appreciation Rights Scheme. No further grants can be made under the now closed International Employee Stock Appreciation Rights Scheme, although outstanding grants may still be exercised until they reach their expiry date.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of SARs	GBP	GBP
Outstanding at 1 April 2012	2,820,144	10.25	-
Granted	60,600	23.95	5.81
Lapsed	(9,600)	15.94	-
Exercised	(915,615)	8.66	-
Outstanding at 31 March 2013	1,955,529	11.39	-
Granted	3,807,632	33.29	6.67
Lapsed	(154,963)	27.69	-
Exercised	(437,552)	8.70	-
Outstanding at 31 March 2014	5,170,646	27.25	-
Granted	2,971,414	33.13	5.65
Lapsed	(537,598)	31.96	-
Exercised	(520,972)	13.91	-
Outstanding at 31 March 2015	7,083,490	30.34	-

ZAR SARs

ZAR SARs include stock appreciation rights granted under the South African Stock Appreciation Rights Sub-Plan 2008.

	Number	Weighted average exercise price	Weighted average fair value at grant date
	of SARs	ZAR	ZAR
Outstanding at 1 April 2013	-	-	-
Granted	1,209,900	527.49	140.05
Lapsed	(31,700)	527.49	-
Outstanding at 31 March 2014	1,178,200	527.49	-
Granted	824,378	590.38	160.13
Lapsed	(133,946)	554.28	-
Exercised	(21,790)	578.78	-
Outstanding at 31 March 2015	1,846,842	553.02	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

GBP performance share awards

GBP performance share awards include awards made under the Executive Share Award Plan 2008, the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme. No further awards can be made under the Performance Share Award Scheme and the International Performance Share Award Sub-Scheme, although outstanding awards remain and will vest, subject to the achievement of their respective performance conditions on their vesting date.

	Number of awards	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	6,880,114	-	-
Granted	3,471,222	-	22.32
Lapsed	(254,284)	-	-
Released to participants	(2,591,329)	-	-
Outstanding at 31 March 2013	7,505,723	-	-
Granted	2,102,870	-	30.86
Lapsed	(483,188)	-	-
Released to participants	(2,322,978)	-	-
Outstanding at 31 March 2014	6,802,427	-	-
Granted	2,148,339	-	30.81
Lapsed	(1,455,340)	-	-
Released to participants	(1,205,551)	-	-
Outstanding at 31 March 2015	6,289,875	-	-

GBP value share awards

The 3,295,212 (2014: 3,606,720, 2013: 4,843,780) value share awards granted during the year ended 31 March 2015 represent the theoretical maximum number of awards that could possibly vest in the future, although in practice it is extremely unlikely that this number of awards would be released.

	Number of value shares (per £10 million of additional value)	Theoretical maximum shares at cap	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	2,130	6,877,784	-	-
Granted	1,270	4,843,780	-	7.02
Outstanding at 31 March 2013	3,400	11,721,564	-	-
Granted	680	3,606,720	-	11.84
Lapsed	(220)	(3,109,297)	-	-
Released to participants	(1,012)	(921,543)	-	-
Outstanding at 31 March 2014	2,848	11,297,444	-	-
Granted	680	3,295,212	-	8.18
Lapsed	(368)	(3,011,712)	-	-
Released to participants	(485)	(311,916)	-	-
Outstanding at 31 March 2015	2,675	11,269,028	-	-

Of the value share awards released, 328,554 (2014: 384,684) shares were deferred and remain subject to a risk of forfeiture. During 2014 344,516 shares were converted to nil-cost options for the benefit of Graham Mackay’s estate and were exercised in 2015.

GBP cash-settled awards

GBP share incentives included under the Associated Companies’ Cash Award Plan 2011.

	Number of awards	Weighted average exercise price GBP	Weighted average fair value at grant date GBP
Outstanding at 1 April 2012	335,940	-	-
Released to participants	(335,940)	-	-
Outstanding at 31 March 2013, 31 March 2014 and 31 March 2015	-	-	-

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Outstanding share incentives

The following table summarises information about share incentives outstanding at 31 March.

Range of exercise prices	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014	Number 2013	Weighted average remaining contractual life in years 2013
GBP share options
£5 - £6	-	-	-	-	9,000	0.6
£6 - £7	-	-	2,900	0.1	356,310	1.1
£8 - £9	7,650	0.1	407,721	1.1	452,944	2.1
£9 - £10	12,500	3.6	72,500	4.6	78,275	5.6
£10 - £11	439,100	1.8	734,900	2.5	942,994	3.4
£11 - £12	535,643	2.1	958,936	3.1	1,117,686	4.1
£12 - £13	1,637,418	3.8	2,857,346	4.8	3,311,385	5.7
£17- £18	-	-	3,500	5.6	17,200	6.6
£19 - £20	1,544,924	5.2	2,472,347	6.2	3,072,050	7.2
£20 - £21	23,200	5.7	23,200	6.7	46,950	7.7
£22 - £23	2,112,785	6.2	3,647,746	7.2	3,872,096	8.2
£23 - £24	3,545,118	7.2	4,276,980	8.2	4,443,930	9.2
£25 - £26	-	-	13,400	7.9	20,000	8.7
£28 - £29	67,739	7.7	69,100	8.7	69,100	9.7
£31 - £32	3,804	8.7	3,804	9.7	-	-
£33 - £34	688,280	8.5	490,794	9.2	-	-
£35 - £36	1,852	9.7	-	-	-	-
	10,620,013	5.8	16,035,174	6.3	17,809,920	7.0

ZAR share options
R50 - R60	-	-	-	-	7,500	0.1
R60 - R70	-	-	-	-	49,900	0.6
R70 - R80	-	-	-	-	40,500	1.1
R90 - R100	13,000	0.1	196,300	0.9	363,507	2.0
R120 - R130	201,243	1.0	365,513	2.0	527,300	2.9
R140 - R150	426,900	3.2	617,800	4.3	931,600	5.3
R150 - R160	307,450	3.9	328,200	4.9	426,100	6.0
R160 - R170	126,950	2.1	235,650	3.1	362,150	4.1
R180 - R190	450,600	2.9	721,700	3.9	1,041,100	4.9
R210 - R220	723,400	4.8	979,300	5.8	1,665,750	6.8
R220 - R230	719,200	5.7	1,043,900	6.7	1,985,700	7.7
R250 - R260	256,350	6.2	485,000	7.2	519,600	8.2
R290 - R300	1,216,459	6.7	1,936,235	7.7	2,155,793	8.7
R310 - R320	485,300	7.2	583,700	8.2	625,850	9.2
R400 - R410	1,845,320	7.7	2,006,120	8.7	2,236,895	9.7
R510 - R520	529,000	8.2	609,300	9.2	-	-
	7,301,172	6.0	10,108,718	6.7	12,939,245	7.2

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Outstanding share incentives (continued)

Range of exercise prices	Number 2015	Weighted average remaining contractual life in years 2015	Number 2014	Weighted average remaining contractual life in years 2014	Number 2013	Weighted average remaining contractual life in years 2013
GBP SARs
£6 - £7	-	-	12,334	0.1	243,734	1.1
£8 - £9	2,000	0.1	250,768	1.1	299,010	2.1
£9 - £10	-	-	2,275	4.6	2,275	5.6
£10 - £11	248,625	1.1	306,359	2.1	384,784	3.1
£11 - £12	354,751	2.1	426,451	3.1	485,283	4.1
£12 - £13	256,968	3.3	306,627	4.3	355,943	5.3
£13 - £14	8,700	2.6	8,700	3.6	12,400	4.6
£19 - £20	40,000	5.2	44,500	6.2	49,900	7.2
£22 - £23	46,600	6.2	61,600	7.2	61,600	8.2
£23 - £24	53,100	7.2	58,100	8.2	60,600	8.2
£31 - £32	31,496	8.7	31,496	9.7	-	-
£33 - £34	6,011,659	8.6	3,661,436	9.2	-	-
£34 - £35	7,493	9.9	-	-	-	-
£35 - £36	22,098	9.7	-	-	-	-
	7,083,490	7.8	5,170,646	7.5	1,955,529	3.8

ZAR SARs
R520 - R530	1,097,800	8.7	1,178,200	9.7	-	-
R580 - R590	732,556	9.2	-	-	-	-
R610 - R620	16,486	9.7	-	-	-	-
	1,846,842	8.9	1,178,200	9.7	-	-

GBP performance share awards
£0	6,289,875	1.2	6,802,427	1.3	7,505,723	1.5

GBP value share awards
£0	11,269,028	2.2	11,297,444	3.1	11,721,564	2.6

Total share incentives outstanding	44,410,420	4.7	50,592,609	5.2	51,931,981	5.1
Exercisable share incentives The following table summarises information about exercisable share incentives outstanding at 31 March.
	Number 2015	Weighted average exercise price 2015	Number 2014	Weighted average exercise price 2014	Number 2013	Weighted average exercise price 2013
GBP share options	6,106,401	17.28	7,860,114	14.90	5,792,390	11.27
ZAR share options	4,503,152	221.77	4,582,263	185.88	4,915,057	164.84
GBP SARs	1,053,044	14.36	1,369,214	11.39	1,783,429	10.35
ZAR SARs	11,500	545.96	1,200	527.49	-	-
Share incentives exercised or released The weighted average market price of the group’s shares at the date of exercise or release for share incentives exercised or released during the year were:
	Number 2015	Weighted average market price 2015	Number 2014	Weighted average market price 2014	Number 2013	Weighted average market price 2013
Share incentives designated in GBP	7,277,676	34.46	5,644,850	31.53	6,709,778	26.81
Share incentives designated in ZAR	2,587,299	618.50	2,859,744	512.29	2,541,422	385.70
Total share incentives exercised or released during the year	9,864,975		8,504,594		9,251,200

SABMiller plc Notes to the consolidated financial statements (continued)

25. Share capital (continued)

Broad-Based Black Economic Empowerment (BBBEE) scheme

On 9 June 2010 the initial allocation of participation rights was made in relation to the BBBEE scheme in South Africa. A total of 46.2 million new shares in The South African Breweries (Pty) Ltd (SAB), representing 8.45% of SAB’s enlarged issued share capital, were issued. The shares in SAB will be exchanged at the end of the estimated 10-year scheme term for shares in SABMiller plc based on a repurchase formula linked, inter alia, to the operating performance of SAB. No performance conditions and exercise prices are attached to these shares, although the employee component has a four-year vesting period. The weighted average fair value of each SAB share at the grant date was ZAR40.

Weighted average fair value assumptions

The fair value of services received in return for share awards granted is measured by reference to the fair value of share awards granted. The estimate of the fair value of the services received is measured based on a binomial model approach except for the awards under Performance Share Award schemes, the Executive Share Award Plan 2008 (including value share awards) and the BBBEE scheme which have been valued using Monte Carlo simulations, and awards under the cash-settled scheme which have been valued based on an analytic approach.

The Monte Carlo simulation methodology is necessary for valuing share-based payments with total shareholder return (the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends) performance hurdles. This is achieved by projecting SABMiller plc’s share price forwards, together with those of companies in the same comparator group, over the vesting period and/or life of the awards after considering their respective volatilities.

The following weighted average assumptions were used in these option pricing models during the year.

	2015	2014	2013
Share price[1]
- South African share option scheme (ZAR)	583.97	512.06	379.21
- All other schemes (£)	32.77	33.09	23.76
Exercise price[1]
- South African share option scheme (ZAR)	590.36	521.78	381.88
- All other schemes (£)	12.18	14.32	8.71
Expected volatility (all schemes)[2] (%)	21.3	25.3	26.1
Dividend yield (all schemes) (%)	2.1	2.3	2.4
Annual forfeiture rate
- South African share option scheme (%)	5.0	5.0	5.0
- All other schemes (%)	3.0	3.0	3.0
Risk-free interest rate
- South African share option scheme (%)	7.5	6.9	7.3
- All other schemes (%)	1.7	0.8	1.0

1 The calculation is based on the weighted fair value of issues made during the year.

2 Expected volatility is calculated by assessing the historical share price data in the United Kingdom and South Africa from seven years prior to the grant date (2013: 10 years).

SABMiller plc Notes to the consolidated financial statements (continued)

26. Retained earnings and other reserves

a. Retained earnings

	Treasury and EBT shares US$m	Retained earnings US$m	Total US$m
At 1 April 2012	(661)	12,524	11,863
Profit for the year	-	3,250	3,250
Other comprehensive loss	-	(22)	(22)
Remeasurements of defined benefit plans taken to other comprehensive loss	-	(19)	(19)
Share of associates’ and joint ventures’ other comprehensive loss	-	(22)	(22)
Deferred tax credit on items taken to other comprehensive loss	-	19	19
Dividends paid	-	(1,517)	(1,517)
Payment for purchase of own shares for share trusts	(53)	-	(53)
Utilisation of EBT shares	71	(71)	-
Credit entry relating to share-based payments	-	189	189
At 31 March 2013	(643)	14,353	13,710
Profit for the year	-	3,381	3,381
Other comprehensive income	-	54	54
Remeasurements of defined benefit plans taken to other comprehensive income	-	22	22
Share of associates’ and joint ventures’ other comprehensive income	-	45	45
Deferred tax charge on items taken to other comprehensive income	-	(13)	(13)
Dividends paid	-	(1,640)	(1,640)
Utilisation of merger relieve reserve	-	265	265
Buyout of non-controlling interests	-	(5)	(5)
Payment for purchase of own shares for share trusts	(79)	-	(79)
Utilisation of treasury and EBT shares	63	(42)	21
Credit entry relating to share-based payments	-	178	178
At 31 March 2014	(659)	16,544	15,885
Profit for the year	-	3,299	3,299
Other comprehensive loss	-	(153)	(153)
Remeasurements of defined benefit plans taken to other comprehensive loss	-	(7)	(7)
Share of associates’ and joint ventures’ other comprehensive loss	-	(216)	(216)
Deferred tax charge on items taken to other comprehensive loss	-	70	70
Dividends paid	-	(1,705)	(1,705)
Utilisation of merger relieve reserve	-	358	358
Share of associates’ and joint ventures’ other reserves moves	-	(6)	(6)
Payment for purchase of own shares for share trusts	(146)	-	(146)
Utilisation of treasury and EBT shares	125	(28)	97
Credit entry relating to share-based payments	-	117	117
At 31 March 2015	(680)	18,426	17,746

Treasury and EBT shares reserve

On 26 February 2009 77,368,338 SABMiller plc non-voting convertible shares were converted into ordinary shares and then acquired by the company to be held as treasury shares. While the purchase price for each share was £10.54, the whole amount of the consideration was paid between group companies. During 2015 3,500,000 treasury shares (2014: none, 2013: 4,600,000 shares) were transferred to the EBT at no gain or loss to the group. These shares will be used to satisfy awards outstanding under the various share incentive plans. During 2015 3,320,906 treasury shares (2014: 1,345,165 shares, 2013: none) were used to directly satisfy share awards. As at 31 March 2015 a total of 59,302,267 shares (2014: 66,123,173 shares, 2013: 67,468,338 shares) were held in treasury.

There are two employee benefit trusts currently in operation, being the SABMiller Employees’ Benefit Trust (the EBT) and the SABMiller Associated Companies’ Employees’ Benefit Trust (the AC-EBT). The EBT holds shares in SABMiller plc for the purposes of the various executive share incentive plans. At 31 March 2015 the EBT held 8,997,945 shares (2014: 6,833,632 shares, 2013: 8,339,106 shares) which cost US$228 million (2014: US$152 million, 2013: US$126 million) and had a market value of US$471 million (2014: US$341 million, 2013: US$438 million). These shares have been treated as a deduction in arriving at shareholders’ funds. The EBT used funds provided by SABMiller plc to purchase such of the shares as were purchased in the market. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

SABMiller plc Notes to the consolidated financial statements (continued)

26. Retained earnings and other reserves (continued)

The AC-EBT holds shares in SABMiller plc for the purposes of providing share incentives for employees of companies in which SABMiller has a significant economic and strategic interest but over which it does not have management control. At 31 March 2015 the AC-EBT did not hold any shares (2014: none, 2013: none). The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

Shares currently held in each EBT rank pari passu with all other ordinary shares, but in both cases the trustees have elected to waive dividends and decline from voting shares, except in circumstances where they may be holding shares beneficially owned by a participant. There were no beneficially owned shares in either EBT as at 31 March 2015 (2014: nil, 2013: nil).

b. Other reserves

The analysis of other reserves is as follows.

	Foreign currency translation reserve US$m	Cash flow hedging reserve US$m	Net investment hedging reserve US$m	Available for sale reserve US$m	Total US$m
At 1 April 2012	2,320	(4)	(341)	3	1,978
Currency translation differences	(696)	-	-	-	(696)
Net investment hedges	-	-	63	-	63
Cash flow hedges	-	(5)	-	-	(5)
Available for sale investments	-	-	-	(1)	(1)
Deferred tax on items taken to other comprehensive loss	-	6	-	-	6
Share of associates’ and joint ventures’ other comprehensive (loss)/income	-	(23)	-	6	(17)
At 31 March 2013	1,624	(26)	(278)	8	1,328
Currency translation differences	(2,267)	-	-	-	(2,267)
Net investment hedges	-	-	102	-	102
Cash flow hedges	-	34	-	-	34
Deferred tax on items taken to other comprehensive income	-	1	-	-	1
Share of associates’ and joint ventures’ other comprehensive income/(loss)	104	2	-	(6)	100
At 31 March 2014	(539)	11	(176)	2	(702)
Currency translation differences	(5,308)	-	-	-	(5,308)
Net investment hedges	-	-	608	-	608
Cash flow hedges	-	30	-	-	30
Deferred tax on items taken to other comprehensive loss	-	(3)	-	-	(3)
Share of associates’ and joint ventures’ other comprehensive loss	(79)	(3)	-	-	(82)
At 31 March 2015	(5,926)	35	432	2	(5,457)

Foreign currency translation reserve

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

SABMiller plc Notes to the consolidated financial statements (continued)

27a.  Reconciliation of profit for the year to net cash generated from operations

	2015 US$m	2014 US$m	2013 US$m
Profit for the year	3,557	3,650	3,487
Taxation	1,273	1,173	1,192
Share of post-tax results of associates and joint ventures	(1,083)	(1,226)	(1,213)
Net finance costs	637	645	726
Operating profit	4,384	4,242	4,192
Depreciation:
- Property, plant and equipment	602	621	641
- Containers	219	233	226
Container breakages, shrinkages and write-offs	57	80	38
Profit on disposal of businesses	(45)	(72)	(79)
Profit on disposal of available for sale investments	(1)	-	-
Profit on disposal of investments in associates	(403)	-	-
(Gain)/loss on dilution of investment in associates	(2)	18	(4)
(Profit)/loss on disposal of property, plant and equipment	(18)	(17)	13
Amortisation of intangible assets	410	427	450
Impairment of goodwill	286	-	11
Impairment of intangible assets	6	8	-
Impairment of property, plant and equipment	73	52	39
Impairment of working capital balances	68	55	31
Amortisation of advances to customers	35	40	45
Unrealised fair value gain on derivatives in operating profit	(15)	(8)	-
Dividends received from other investments	(1)	(1)	(1)
Charge with respect to share options	112	141	184
Charge with respect to Broad-Based Black Economic Empowerment scheme	5	13	17
Other non-cash movements	(92)	(155)	(45)
Net cash generated from operations before working capital movements	5,680	5,677	5,758
Increase in inventories	(30)	(73)	(14)
(Increase)/decrease in trade and other receivables	(218)	128	(107)
Increase in trade and other payables	396	113	82
Decrease in provisions	(13)	(89)	(177)
(Decrease)/increase in post-retirement benefit provisions	(3)	14	12
Net cash generated from operations	5,812	5,770	5,554

SABMiller plc Notes to the consolidated financial statements (continued)

27b.  Reconciliation of net cash generated from operating activities to free cash flow

	2015 US$m	2014 US$m	2013 US$m
Net cash generated from operating activities	3,722	3,431	4,101
Purchase of property, plant and equipment	(1,394)	(1,401)	(1,335)
Proceeds from sale of property, plant and equipment	68	70	30
Purchase of intangible assets	(178)	(84)	(144)
Proceeds from sale of intangible assets	-	-	4
Investments in joint ventures	(216)	(188)	(272)
Investments in associates	(3)	(199)	(23)
Dividends received from joint ventures	976	903	886
Dividends received from associates	430	224	113
Dividends received from other investments	1	1	1
Dividends paid to non-controlling interests	(173)	(194)	(131)
Free cash flow	3,233	2,563	3,230

27c.  Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	2015 US$m	2014 US$m
Cash and cash equivalents (balance sheet)	965	2,081
Overdrafts	(215)	(213)
Cash and cash equivalents (cash flow statement)	750	1,868

Net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m
At 1 April 2013	2,171	(212)	(18,301)	777	(35)	(17,771)	(15,600)
Exchange adjustments	(65)	4	26	(24)	3	9	(56)
Principal-related cash flows	(25)	(5)	1,244	(188)	9	1,060	1,035
Other movements	-	-	248	98	(28)	318	318
At 31 March 2014	2,081	(213)	(16,783)	663	(51)	(16,384)	(14,303)
Exchange adjustments	(157)	40	713	(51)	6	708	551
Principal-related cash flows	(959)	(42)	3,819	(243)	10	3,544	2,585
Other movements	-	-	(25)	745	(18)	702	702
At 31 March 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)

SABMiller plc Notes to the consolidated financial statements (continued)

27d. Major non-cash transactions

2015

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

Impairment charges relating to the group’s business in India in Asia Pacific and the group’s share of the impairment charges taken by Anadolu Efes in relation to its beer businesses in Russia and Ukraine. Additionally, impairment charges in Australia relating to the pending closure of the Campbelltown cidery and Port Melbourne brewery.

The recycling of foreign currency translation reserves following the repayment of an intercompany loan.

2014

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

Broad-Based Black Economic Empowerment (BBBEE) related charges in South Africa, including share-based payment charges in relation to the employee component of the BBBEE scheme, together with the loss on the dilution of the group’s investment in its associate, Distell Group Ltd, as a result of the exercise of share options issued as part of its BBBEE scheme.

Impairment charges relating to the closure of the Warnervale brewery and the cessation of the Bluetongue brand in Australia.

2013

Major non-cash transactions in the year included the following.

Additional profit realised on the disposal of the group’s Angolan operations in Africa in 2012.

28.  Acquisitions and disposals

Acquisitions

In July 2014 the group acquired the trade and assets of a business in Mayotte in Africa for consideration of US$3 million. The business combination has been accounted for using the acquisition method.

Non-controlling interests

Non-controlling interests in Bavaria SA in Colombia in Latin America were acquired for a cash consideration of US$3 million, reducing equity by US$3 million. There was no change in the group’s effective interest in Bavaria SA.

Disposals

The group completed the sale of its investment in Tsogo Sun, its hotels and gaming associate listed on the Johannesburg Stock Exchange, in August 2014 through an institutional placing and share buyback. The group received net proceeds of US$971 million, and realised a post-tax profit of US$239 million.

In January 2015 the group received net proceeds of US$7 million and realised a net profit of US$2 million, after associated costs, on the disposal of its packaging associate in Panama, Latin America.

29.  Commitments, contingencies and guarantees

a. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases at 31 March are as follows.

	2015 US$m	2014 US$m
Land and buildings
Within one year	67	67
Later than one year and less than five years	134	147
After five years	24	30
	225	244

Plant, vehicles and systems
Within one year	43	58
Later than one year and less than five years	79	124
After five years	11	16
	133	198

SABMiller plc Notes to the consolidated financial statements (continued)

29.  Commitments, contingencies and guarantees (continued)

b. Other commitments

	2015 US$m	2014 US$m
Capital commitments not provided in the financial information
Contracts placed for future expenditure for property, plant and equipment	151	271
Contracts placed for future expenditure for intangible assets	1	16
Share of capital commitments of joint ventures	66	55

Other commitments not provided in the financial information
Contracts placed for future expenditure	1,799	3,736
Share of joint ventures’ other commitments	390	393

Contracts placed for future expenditure in 2015 primarily relate to minimum purchase commitments for raw materials and packaging materials, which are principally due between 2015 and 2020.

The group’s share of joint ventures’ other commitments primarily relate to MillerCoors’ various long-term non-cancellable advertising and promotion commitments.

c. Contingent liabilities and guarantees

	2015 US$m	2014 US$m
Guarantees to third parties[1]	9	4
Other contingent liabilities	6	4
	15	8

1 Guarantees to third parties

These primarily relate to guarantees given by Grolsch and Nile Breweries Ltd to banks in relation to loans taken out by trade customers and suppliers respectively.

Other

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002 to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group’s financial position, except insofar as already provided in the consolidated financial statements.

The group has exposures to various environmental risks. Although it is difficult to predict the group’s liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group’s financial position, except insofar as already provided in the consolidated financial statements.

SABMiller plc Notes to the consolidated financial statements (continued)

30.  Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes’ assets are held independently of the group’s finances. The assets of the schemes do not include any of the group’s own financial instruments, nor any property occupied by or other assets used by the group. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, the Netherlands and Latin America.

The total pension and post-retirement medical benefit costs recognised in the income statement are as follows.

	2015 US$m	2014 US$m	2013 US$m
Defined contribution scheme costs	98	106	110
Defined benefit pension plan costs	19	11	20
Post-retirement medical and other benefit costs	8	7	11
The amounts recognised in the balance sheet are determined as follows.
	2015 US$m	2014 US$m	2013 US$m
Portion of defined benefit obligation that is partly or wholly funded	(405)	(405)	(379)
Fair value of plan assets	457	479	453
Surplus of funded plans	52	74	74
Impact of asset ceiling	(57)	(78)	(87)
Deficit of funded plans	(5)	(4)	(13)
Portion of defined benefit obligation that is unfunded	(124)	(155)	(193)
Medical and other post-retirement benefits	(76)	(87)	(95)
Provisions for defined benefit plans	(205)	(246)	(301)

Accruals for defined contribution plans	(4)	(4)	(7)

The group operates various defined contribution and defined benefit schemes. Details of the main defined benefit schemes are provided below.

Latin America pension plans

The group operates a number of pension plans throughout Latin America. Details of the major plan are provided below.

The Colombian Labour Code Pension Plan is an unfunded plan of the defined benefit type and covers all salaried and hourly employees in Colombia who are not covered by social security or who have at least 10 years of service prior to 1 January 1967. The plan is financed entirely through company reserves and there are no external assets. The most recent actuarial valuation of the Colombian Labour Code Pension Plan was carried out by independent professionally qualified actuaries at 28 February 2015 using the projected unit credit method. All salaried employees are now covered by social security or private pension fund provisions. The principal economic assumptions used in the preparation of the pension valuations are shown below and take into consideration changes in the Colombian economy.

Grolsch pension scheme

The Grolsch pension scheme, named Stichting Pensioenfonds van de Grolsche Bierbrouwerij, is a funded plan of the defined benefit type, based on average salary with assets held in separately administered funds. The pension scheme is managed through a separate entity with its own board. The latest valuation of the Grolsch pension scheme was carried out at 31 March 2015 by an independent actuary using the projected unit credit method.

Carlton & United Breweries pension scheme

The Carlton & United Breweries pension scheme is a superannuation fund that provides accumulation style and defined benefits to employees. The company funds the defined benefits, administration and insurance costs of the scheme as a benefit to employees who elect to be members of this scheme. The board of trustees is responsible for the governance of the scheme on behalf of the members. The latest actuarial valuation of the Carlton & United Breweries pension scheme was carried out at 30 June 2014 by an independent actuary using the projected unit credit method. The valuation update for the scheme was carried out at 31 March 2015 by an independent actuary. The defined benefits section is now closed to new members.

South Africa pension schemes

The group operates a number of pension schemes throughout South Africa. Details of the major schemes are provided below.

The ABI Pension Fund, Suncrush Pension Fund and Suncrush Retirement Fund are funded schemes of the defined benefit type based on average salary with assets held in separately administered funds. The governance of the schemes is the responsibility of the boards of trustees on behalf of the members, subject to the provisions of local legislation and the rules for each scheme.

The ABI Pension Fund no longer has any active or pensioner members. There are surplus assets remaining in the scheme that will be distributed to former members.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

South Africa pension schemes (continued)

The Suncrush Pension Fund has pensioners where the pension liabilities have been outsourced to an insurance provider. The trustees have made a provision in the fund rules for the active members such that benefits will be paid to members on exit for their benefits valued as at 1 July 2005. No further benefits are being accrued for active members.

The Suncrush Retirement Fund has no liabilities and is in the process of being closed down.

Risks

The most significant risks the group is exposed to through its defined benefit pension plans and post-employment medical plans are as follows.

Volatility of investment returns

Those schemes that hold assets are exposed to volatility in investment returns on those assets, which may be higher or lower than the assumed expected return on those assets. Asset mix is varied for each individual scheme to ensure investment volatility risk is appropriately managed.

Salary, pension and healthcare cost inflation risk

Scheme liabilities for the defined benefit pension and post-retirement medical plans are calculated based on assumed rates of salary, pension and/or healthcare cost inflation. Increases in these inflation rates will lead to higher liabilities.

Change in discount rate

A decrease in corporate bond yields results in a decrease in the discount rate and therefore an increase in plan liabilities. This will be partially offset by an increase in value of plan assets where the scheme holds bonds.

Mortality rates

The majority of the group’s obligations to provide benefits under both the defined benefit pension plans and medical and other post-retirement benefits are for the life of the member. Increases in life expectancy will result in increases in the scheme liabilities associated with the schemes. The group ensures mortality rate assumptions incorporated in the actuarial calculations of the present value of scheme liabilities are from reliable sources.

Principal actuarial assumptions at 31 March (expressed as weighted averages)

	Defined benefit pension plans			Medical and other post- retirement benefits
	Latin America	Grolsch	Other	South Africa	Other
At 31 March 2015
Discount rate (%)	6.9	1.9	2.4	8.0	6.0
Salary inflation (%)	3.0	1.0	2.6	-	-
Pension inflation (%)	3.0	0.7	3.2	-	-
Healthcare cost inflation (%)	-	-	-	7.1	2.9
Mortality rate assumptions
- Retirement age: Males	56	67	65	63	58
Females	51	67	65	63	55
- Life expectations on retirement age:
Retiring today: Males	23	21	15	16	22
Females	32	24	20	20	29
Retiring in 20 years: Males	23	24	16	16	22
Females	32	26	20	20	29
At 31 March 2014
Discount rate (%)	6.9	3.4	4.5	9.9	6.4
Salary inflation (%)	3.0	2.0	3.4	-	-
Pension inflation (%)	3.0	0.7	3.7	-	-
Healthcare cost inflation (%)	-	-	-	8.7	3.0
Mortality rate assumptions
- Retirement age: Males	55	65	62	63	58
Females	51	65	60	63	54
- Life expectations on retirement age:
Retiring today: Males	26	21	19	16	25
Females	35	24	23	19	32
Retiring in 20 years: Males	26	23	19	17	25
Females	35	25	23	20	32

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

	Defined benefit pension plans			Medical and other post- retirement benefits
	Latin America	Grolsch	Other	South Africa	Other
At 31 March 2013
Discount rate (%)	5.0	3.8	4.6	8.8	4.9
Salary inflation (%)	2.5	2.0	3.9	-	-
Pension inflation (%)	2.5	0.7	3.2	-	-
Healthcare cost inflation (%)	-	-	-	7.5	2.3
Mortality rate assumptions
- Retirement age: Males	55	65	62	63	57
Females	50	65	61	63	53
- Life expectations on retirement age:
Retiring today: Males	27	21	22	16	25
Females	36	24	23	20	32
Retiring in 20 years: Males	27	23	22	16	25
Females	36	25	23	20	32

The movement in the defined benefit pension plan liabilities is as follows.

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 1 April 2012	(172)	(319)	352	33	(102)	84	(18)	(593)	436	(157)
Benefits paid	17	11	(11)	-	11	(8)	3	39	(19)	20
Contributions paid by plan participants	-	(3)	-	(3)	-	-	-	(3)	-	(3)
Employer contributions	-	-	17	17	-	2	2	-	19	19
Current service cost	(1)	(4)	-	(4)	(3)	-	(3)	(8)	-	(8)
Interest (costs)/income	(12)	(14)	15	1	(5)	5	-	(31)	20	(11)
Remeasurements:	(17)	19	18	37	(1)	-	(1)	1	18	19
- Return on plan assets, excluding amounts included in interest income	-	-	18	18	-	-	-	-	18	18
- Gain/(loss) from change in demographic assumptions	2	(4)	-	(4)	-	-	-	(2)	-	(2)
- (Loss)/gain from change in financial assumptions	(12)	16	-	16	-	-	-	4	-	4
- Experience (losses)/gains	(7)	7	-	7	(1)	-	(1)	(1)	-	(1)
Settlements and curtailments	-	-	-	-	3	(3)	-	3	(3)	-
Exchange adjustments	4	12	(14)	(2)	4	(4)	-	20	(18)	2
At 31 March 2013	(181)	(298)	377	79	(93)	76	(17)	(572)	453	(119)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

	Defined benefit pension plans
	Latin America	Grolsch			Other			Total
	Present value of scheme liabilities US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m	Present value of scheme liabilities US$m	Fair value of plan assets US$m	Total US$m
At 31 March 2013	(181)	(298)	377	79	(93)	76	(17)	(572)	453	(119)
Benefits paid	16	11	(11)	-	5	(5)	-	32	(16)	16
Contributions paid by plan participants	-	(3)	-	(3)	-	-	-	(3)	-	(3)
Employer contributions	-	-	10	10	-	3	3	-	13	13
Current service cost	(1)	(3)	-	(3)	(3)	-	(3)	(7)	-	(7)
Past service credit	-	6	-	6	-	-	-	6	-	6
Interest (costs)/income	(9)	(12)	14	2	(2)	3	1	(23)	17	(6)
Remeasurements:	23	(17)	(10)	(27)	5	2	7	11	(8)	3
- Return on plan assets, excluding amounts included in interest income	-	-	(10)	(10)	-	-	-	-	(10)	(10)
- Gain from change in demographic assumptions	8	-	-	-	-	-	-	8	-	8
- Gain/(loss) from change in financial assumptions	11	(20)	-	(20)	2	-	2	(7)	-	(7)
- Experience gains	4	3	-	3	3	2	5	10	2	12
Exchange adjustments	11	(22)	28	6	7	(8)	(1)	(4)	20	16
At 31 March 2014	(141)	(338)	408	70	(81)	71	(10)	(560)	479	(81)
Benefits paid	13	11	(11)	-	16	(14)	2	40	(25)	15
Contributions paid by plan participants	-	(2)	-	(2)	(1)	-	(1)	(3)	-	(3)
Employer contributions	-	-	7	7	-	1	1	-	8	8
Current service cost	(1)	(4)	-	(4)	(3)	-	(3)	(8)	-	(8)
Past service cost	(1)	-	-	-	-	-	-	(1)	-	(1)
Interest (costs)/income	(9)	(10)	12	2	(3)	3	-	(22)	15	(7)
Remeasurements:	(6)	(105)	95	(10)	(2)	2	-	(113)	97	(16)
- Return on plan assets, excluding amounts included in interest income	-	-	95	95	-	-	-	-	95	95
- Gain/(loss) from change in demographic assumptions	6	(2)	-	(2)	-	-	-	4	-	4
- Loss from change in financial assumptions	-	(107)	-	(107)	(2)	-	(2)	(109)	-	(109)
- Experience (losses)/gains	(12)	4	-	4	-	2	2	(8)	2	(6)
Exchange adjustments	32	92	(106)	(14)	14	(11)	3	138	(117)	21
At 31 March 2015	(113)	(356)	405	49	(60)	52	(8)	(529)	457	(72)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The fair value of assets in pension schemes are as follows.

	Defined benefit pension plans
	Latin America US$m	Grolsch US$m	Other US$m	Total US$m
At 31 March 2015
Equities - quoted	-	138	12	150
Bonds - quoted	-	248	16	264
Cash and cash equivalents	-	2	22	24
Property and other	-	17	2	19
Total fair value of assets	-	405	52	457
Present value of scheme liabilities	(113)	(356)	(60)	(529)
(Deficit)/surplus in the scheme	(113)	49	(8)	(72)
Unrecognised pension asset due to limit	-	(49)	(8)	(57)
Pension liability recognised	(113)	-	(16)	(129)

At 31 March 2014
Equities - quoted	-	137	18	155
Bonds - quoted	-	251	22	273
Cash and cash equivalents	-	-	26	26
Property and other	-	20	5	25
Total fair value of assets	-	408	71	479
Present value of scheme liabilities	(141)	(338)	(81)	(560)
(Deficit)/surplus in the scheme	(141)	70	(10)	(81)
Unrecognised pension asset due to limit	-	(70)	(8)	(78)
Pension liability recognised	(141)	-	(18)	(159)

At 31 March 2013
Equities - quoted	-	126	20	146
Bonds - quoted	-	235	21	256
Cash and cash equivalents	-	-	31	31
Property and other	-	16	4	20
Total fair value of assets	-	377	76	453
Present value of scheme liabilities	(181)	(298)	(93)	(572)
(Deficit)/surplus in the scheme	(181)	79	(17)	(119)
Unrecognised pension asset due to limit	-	(79)	(8)	(87)
Pension liability recognised	(181)	-	(25)	(206)

In respect of defined benefit pension plans in South Africa, which are included in ‘Other’, the pension asset recognised is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. Pension fund assets have not been recognised as the surplus apportionment exercise required in terms of the South African legislation has not yet been completed.

The pension asset recognised in respect of Grolsch is limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil due to the terms of the pension agreement with the pension fund.

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The movements in the asset ceiling are as follows.	Defined benefit pension plans
	Grolsch US$m	Other US$m	Total US$m
Asset ceiling at 1 April 2012	(33)	(7)	(40)
Interest costs	(1)	(1)	(2)
Change in the asset ceiling, excluding amounts included in interest costs	(46)	(1)	(47)
Exchange adjustments	1	1	2
Asset ceiling at 31 March 2013	(79)	(8)	(87)
Interest costs	(3)	(1)	(4)
Change in the asset ceiling, excluding amounts included in interest costs	18	(1)	17
Exchange adjustments	(6)	2	(4)
Asset ceiling at 31 March 2014	(70)	(8)	(78)
Interest costs	(2)	(1)	(3)
Change in the asset ceiling, excluding amounts included in interest costs	9	(1)	8
Exchange adjustments	14	2	16
Asset ceiling at 31 March 2015	(49)	(8)	(57)

The movement in the post-employment medical benefit liabilities is as follows. The obligations are wholly unfunded.
	Medical and other post-retirement benefits
	South Africa US$m	Other US$m	Total US$m
Present value of scheme liabilities at 1 April 2012	(66)	(46)	(112)
Benefits paid	-	5	5
Employer contributions	2	-	2
Current service cost	(1)	(1)	(2)
Interest costs	(6)	(3)	(9)
Remeasurements:	14	(5)	9
- Gain from change in demographic assumptions	10	5	15
- Loss from change in financial assumptions	(2)	(3)	(5)
- Experience gains/(losses)	6	(7)	(1)
Exchange adjustments	10	2	12
Present value of scheme liabilities at 31 March 2013	(47)	(48)	(95)
Benefits paid	-	3	3
Employer contributions	2	-	2
Current service cost	(1)	(1)	(2)
Interest costs	(4)	(1)	(5)
Remeasurements:	(3)	5	2
- Gain from change in demographic assumptions	-	2	2
- (Loss)/gain from change in financial assumptions	(1)	2	1
- Experience (losses)/gains	(2)	1	(1)
Exchange adjustments	7	1	8
Present value of scheme liabilities at 31 March 2014	(46)	(41)	(87)
Benefits paid	-	2	2
Employer contributions	2	-	2
Current service cost	(1)	(2)	(3)
Interest costs	(4)	(1)	(5)
Remeasurements:	1	-	1
- Loss from change in demographic assumptions	-	(1)	(1)
- Loss from change in financial assumptions	(1)	-	(1)
- Experience gains	2	1	3
Exchange adjustments	6	8	14
Present value of scheme liabilities at 31 March 2015	(42)	(34)	(76)

SABMiller plc Notes to the consolidated financial statements (continued)

30. Pensions and post-retirement benefits (continued)

The sensitivity of the pension plan and medical and other post-retirement benefit liabilities at 31 March 2015 to changes in the principal actuarial assumptions is as follows.

		Defined benefit pension plans		Medical and other post- retirement benefits
	Change in assumption	Increase US$m	Decrease US$m	Increase US$m	Decrease US$m
Discount rate	1%	72	94	6	7
Salary growth rate	1%	7	7	-	-
Pension growth rate	1%	86	48	-	-
Life expectancy	1 year	11	11	2	2
Healthcare cost inflation	1%	-	-	7	6

The above sensitivity analyses assume a change in a single assumption while all other assumptions are held constant. When calculating the sensitivities, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, consistent with the method used to calculate the defined benefit obligation recognised in the balance sheet. The methods and assumptions used to prepare the sensitivity analyses are consistent with those used in the prior year.

For funded defined benefit plans, the group is required to provide funding where the fair value of the assets of the scheme are not sufficient to meet the defined benefit obligations. The South Africa pension schemes no longer have any active members, therefore, funding will only be required in the event that the scheme becomes less than 100% funded. The remaining funded defined benefit plans are funded using recommendations provided by the scheme’s actuaries.

Contributions expected to be paid into the group’s major defined benefit schemes during the year ending 31 March 2016 are US$19 million.

The weighted average duration of the defined benefit obligation is 16 years.

31. Related party transactions

a. Parties with significant influence over the group: Altria Group, Inc (Altria) and the Santo Domingo Group (SDG)

Altria is considered to be a related party of the group by virtue of its 26.8% equity shareholding. There were no transactions with Altria during the year.

SDG is considered to be a related party of the group by virtue of its 14.0% equity shareholding in SABMiller plc. There were no transactions with SDG during the year ended 31 March 2015. During the year ended 31 March 2014 Bavaria SA and its subsidiaries made donations of US$14 million (2013: US$nil) to the Fundación Mario Santo Domingo, pursuant to the contractual arrangements entered into at the time of the Bavaria transaction in 2005, under which it was agreed that the proceeds of the sale of surplus non-operating property assets owned by Bavaria SA and its subsidiaries would be donated to various charities, including the Fundación Mario Santo Domingo. There were no balances owing to the SDG at 31 March 2015, 2014 and 2013.

b. Associates and joint ventures

Details relating to transactions with associates and joint ventures are analysed below.

	2015 US$m	2014 US$m	2013 US$m
Purchases from associates[1]	(173)	(168)	(227)
Purchases from joint ventures[2]	(88)	(93)	(97)
Sales to associates[3]	9	9	46
Sales to joint ventures[4]	21	23	25
Dividends receivable from associates[5]	423	224	113
Dividends received from joint ventures[6]	976	903	886
Royalties received from associates[7]	18	25	27
Royalties received from joint ventures[8]	1	2	2
Management fees, guarantee fees and other recoveries received from associates[9]	14	11	17
Marketing fees paid to associates[10]	(1)	-	-
Management fees paid to joint ventures[11]	(2)	(2)	(2)
Sale of associate to joint venture[12]	-	-	21

1 The group purchased canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Limited (Coca-Cola Canners); inventory from Distell Group Ltd (Distell), Associated Fruit Processors (Pty) Ltd (AFP) and Delta Corporation Ltd (Delta); and accommodation from Tsogo Sun.

2 The group purchased lager from MillerCoors LLC (MillerCoors).

3 The group made sales of lager to Tsogo Sun, Delta, Anadolu Efes Biracılık ve Malt Sanayii AŞ (Anadolu Efes), International Trade and Supply Ltd (ITSL) and Distell.

4 The group made sales to MillerCoors.

SABMiller plc Notes to the consolidated financial statements (continued)

31. Related party transactions (continued)

5 The group had dividends receivable from China Resources Snow Breweries Ltd (CR Snow) of US$228 million (2014 and 2013: US$nil), Castel of US$108 million (2014: US$97 million, 2013: US$21 million), Coca-Cola Canners of US$5 million (2014: US$5 million, 2013: US$11 million), Distell of US$18 million (2014: US$20 million, 2013: US$21 million), Tsogo Sun of US$24 million (2014: US$34 million, 2013: US$33 million), Delta of US$18 million (2014: US$17 million, 2013: US$12 million), ITSL of US$21 million (2014: US$18 million, 2013: US$14 million), Grolsch (UK) Ltd of US$1 million (2014: US$1 million, 2013: US$1 million), and Anadolu Efes of US$nil (2014: US$32 million, 2013: US$nil).

6 The group received dividends from MillerCoors.

7 The group received royalties from Delta and Anadolu Efes.

8 The group received royalties from MillerCoors.

9 The group received management fees from Delta, guarantee fees from Delta and Castel, consulting fees from Anadolu Efes and other recoveries from AFP.

10 The group paid marketing fees to ITSL.

11 The group paid management fees to MillerCoors.

12 In 2013 the group sold its interest in Foster’s USA LLC to MillerCoors for cash consideration.

At 31 March	2015 US$m	2014 US$m
Amounts owed by associates - trade[1]	28	42
Amounts owed by joint ventures[2]	4	5
Amounts owed to associates[3]	(38)	(39)
Amounts owed to joint ventures[4]	(18)	(16)

1 Amounts owed by AFP, Delta, Coca-Cola Canners, Castel, ITSL and Anadolu Efes.

2 Amounts owed by MillerCoors.

3 Amounts owed to AFP and Castel.

4 Amounts owed to MillerCoors.

Guarantees provided in respect of associates’ bank facilities are detailed in note 21.

c. Transactions with key management

The group has a related party relationship with the directors of the group and members of the excom as key management. Key management compensation is provided in note 6c.

32. Post balance sheet events

On 15 May 2015 the group announced it was to acquire 100% of Meantime Brewing Company, a UK modern craft brewer. The transaction completed on 4 June 2015.

On 24 June 2015 Moody’s Investors Service lifted the group’s credit rating to A3 with a stable outlook from Baa1 with a positive outlook. In October 2015 the rating was placed on review with direction uncertain by Moody’s Investors Service following the joint announcement that AB InBev and SABMiller had reached an agreement in principle on AB InBev’s intention to make an offer to acquire SABMiller.

On 11 November 2015 the boards of SABMiller and AB InBev announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. The transaction is expected to complete in the second half of 2016, subject to the satisfaction, or waiver, of certain conditions including, inter alia, anti-trust and other regulatory clearances and shareholder approvals.

33.  Principal subsidiaries, associates and joint ventures

The principal subsidiary undertakings of the group as at 31 March were as follows.

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Corporate
SABMiller Holdings Ltd	United Kingdom	Holding company	100%	100%
SABMiller Africa & Asia BV1	Netherlands	Holding company	100%	100%
SABMiller Holdings SA Ltd	United Kingdom	Holding company	100%	100%
SABMiller International BV	Netherlands	Trademark owner	100%	100%
SABMiller SAF Limited	United Kingdom	Holding company/Financing	100%	100%
SABMiller Southern Investments Ltd	United Kingdom	Holding company	100%	100%
SABMiller Procurement GmbH	Switzerland	Procurement	100%	100%
SABSA Holdings Ltd	South Africa	Holding company	100%	100%
SABMiller America Holdings Ltd	United Kingdom	Holding company	100%	100%

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Corporate (continued)
SABMiller Australia Holdings Ltd	United Kingdom	Holding company	100%	100%
SABMiller SI Ltd	United Kingdom	Holding company	100%	100%

Latin American operations
Bavaria SA	Colombia	Brewing/Soft drinks	99%	99%
Cervecería Argentina SA Isenbeck	Argentina	Brewing	100%	100%
Cervecería del Valle SA	Colombia	Brewing	99%	99%
Cervecería Hondureña, SA de CV	Honduras	Brewing/Soft drinks	99%	99%
Cervecería Nacional (CN) SA2	Ecuador	Brewing	96%	96%
Cervecería Nacional SA2	Panama	Brewing	97%	97%
Cervecería San Juan SA2	Peru	Brewing/Soft drinks	92%	92%
Cervecería Unión SA	Colombia	Brewing	98%	98%
Industrias La Constancia, SA de CV	El Salvador	Brewing/Soft drinks	100%	100%
Unión de Cervecerías Peruanas Backus y Johnston SAA[2]	Peru	Brewing	94%	94%

African operations
SABMiller Africa BV	Netherlands	Holding company	62%	62%
SABMiller Botswana BV	Netherlands	Holding company	62%	62%
SABMiller Africa Holdings Ltd[3]	United Kingdom	Holding company	100%	100%
SABMiller Investments Ltd	Mauritius	Holding company	80%	80%
SABMiller Investments II BV	Netherlands	Holding company	80%	80%
SABMiller Nigeria Holdings BV	Netherlands	Holding company	50%	50%
SABMiller Zimbabwe BV	Netherlands	Holding company	62%	62%
Accra Brewery Ltd	Ghana	Brewing	60%	60%
Ambo Mineral Water Share Company	Ethiopia	Soft drinks	40%	40%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices	100%	100%
Cervejas de Moçambique SA2	Mozambique	Brewing	49%	49%
Chibuku Products Ltd	Malawi	Sorghum brewing	31%	31%
Crown Beverages Ltd	Kenya	Soft drinks	80%	80%
Heinrich’s Syndicate Ltd	Zambia	Soft drinks	62%	62%
Intafact Beverages Ltd	Nigeria	Brewing	38%	38%
International Breweries plc[2]	Nigeria	Brewing	36%	36%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/Soft drinks	31%	31%
Maluti Mountain Brewery (Pty) Ltd	Lesotho	Brewing/Soft drinks	24%	24%
MUBEX	Mauritius	Procurement	100%	100%
National Breweries plc[2]	Zambia	Sorghum brewing	43%	43%
Nile Breweries Ltd	Uganda	Brewing	62%	62%
Pabod Breweries Ltd	Nigeria	Brewing	41%	41%
Rwenzori Bottling Company Ltd	Uganda	Soft drinks	80%	80%
Southern Sudan Beverages Ltd	South Sudan	Brewing	80%	80%
Swaziland Beverages Ltd	Swaziland	Brewing	37%	37%
Tanzania Breweries Ltd[2]	Tanzania	Brewing	36%	36%
The South African Breweries (Pty) Ltd	South Africa	Brewing/Soft drinks/Holding company	100%	100%
The South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	100%	100%
The South African Breweries Maltings (Pty) Ltd	South Africa	Maltsters	100%	100%
Voltic (GH) Ltd	Ghana	Soft drinks	80%	80%
Voltic Nigeria Ltd	Nigeria	Soft drinks	50%	50%
Zambian Breweries plc[2]	Zambia	Brewing/Soft drinks	54%	54%

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

	Country of	Principal	Effective interest
Name	incorporation	activity	2015	2014
Asia Pacific operations
SABMiller Asia BV	Netherlands	Holding company	100%	100%
SABMiller Asia Ltd	Hong Kong	Holding company	100%	100%
SABMiller Asia Holdings Ltd[4]	United Kingdom	Holding company	100%	100%
SABMiller Beverage Investments Pty Ltd	Australia	Holding company	100%	100%
SKOL Beer Manufacturing Company Ltd	India	Holding company	100%	100%
Foster’s Group Pty Ltd	Australia	Holding company	100%	100%
Cascade Brewery Company Pty Ltd	Australia	Brewing	100%	100%
CUB Pty Ltd	Australia	Brewing	100%	100%
FBG Treasury (Aust) Pty Ltd	Australia	Financing	100%	100%
Queensland Breweries Pty Ltd	Australia	Brewing	100%	100%
SABMiller Breweries Private Ltd	India	Brewing	100%	100%
SABMiller Vietnam Company Ltd	Vietnam	Brewing	100%	100%
SABMiller India Ltd	India	Brewing	99%	99%

European operations
SABMiller Europe BV1	Netherlands	Holding company	100%	100%
SABMiller Holdings Europe Ltd	United Kingdom	Holding company	100%	100%
SABMiller Netherlands Coöperatieve WA	Netherlands	Holding company	100%	100%
Birra Peroni Srl	Italy	Brewing	100%	100%
Compañia Cervecera de Canarias SA	Spain	Brewing	51%	51%
Dreher Sörgyárak Zrt	Hungary	Brewing	100%	100%
Grolsche Bierbrouwerij Nederland BV	Netherlands	Brewing	100%	100%
Kompania Piwowarska SA	Poland	Brewing	100%	100%
Miller Brands (UK) Ltd	United Kingdom	Sales and distribution	100%	100%
Pivovary Topvar as	Slovakia	Brewing	100%	100%
Plzeňský Prazdroj as	Czech Republic	Brewing	100%	100%
Ursus Breweries SA	Romania	Brewing	99%	99%

North American operations
SABMiller Holdings Inc	USA	Holding company/Financing	100%	100%
Miller Brewing Company	USA	Holding company	100%	100%

1 Operates and resident for tax purposes in the United Kingdom.

2 Listed in country of incorporation.

3 Previously SABMiller (A&A) Ltd.

4 Previously SABMiller (A&A2) Ltd.

The group comprises a large number of companies. The list above includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. With the exception of those noted above, the principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group’s nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows.

African operations

The group’s effective interest in the majority of its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV and SABMiller Botswana BV on 1 April 2001, in exchange for a 20% interest in the Castel group’s African beverage interests. The operations continue to be consolidated due to the group’s majority shareholdings, and ability to control the operations.

Kgalagadi Breweries (Pty) Ltd (KBL)

SABMiller Botswana holds a 40% interest in Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest held by Sechaba Brewery Holdings Ltd. SABMiller Botswana’s shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa BV’s 10.1% indirect interest is held via a 16.8% interest in Sechaba Brewery Holdings Ltd.

Maluti Mountain Brewery (Pty) Ltd (Maluti)

SABMiller Africa BV holds a 39% interest in Maluti with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), the Privatisation Unit (5.25%), and the Lesotho Unit Trust (4.75%). Maluti is treated as a subsidiary undertaking based on the group’s ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with a group company.

SABMiller plc Notes to the consolidated financial statements (continued)

33. Principal subsidiaries, associates and joint ventures (continued)

Associates and joint ventures

The principal associates and joint ventures of the group as at 31 March are as set out below. Where the group’s interest in an associate or a joint venture is held by a subsidiary undertaking which is not wholly owned by the group, the subsidiary undertaking is indicated in a note below.

	Country of	Nature of		Effective interest
Name	incorporation	relationship	Principal activity	2015	2014

African operations
BIH Brasseries Internationales Holding Ltd[1]	Gibraltar	Associate	Holding company for subsidiaries principally located in Africa	20%	20%

Société des Brasseries et Glacières Internationales SA1	France	Associate	Holding company for subsidiaries principally located in Africa	20%	20%

Algerienne de Bavaroise Spa[1,2]	Algeria	Associate	Brewing	40%	40%
BIH Brasseries Internationales Holding (Angola) Ltd[1]	Gibraltar	Associate	Brewing/Soft drinks	27%	27%
Coca-Cola Canners of Southern Africa (Pty) Ltd[1]	South Africa	Associate	Canning of beverages	32%	32%
Delta Corporation Ltd[3,4]	Zimbabwe	Associate	Brewing/Soft drinks	25%	25%
Distell Group Ltd[3,5]	South Africa	Associate	Wines and spirits	27%	27%
Marocaine d’Investissements et de Services SA1,3,6	Morocco	Associate	Brewing	40%	40%
Skikda Bottling Company SARL[1,2]	Algeria	Associate	Soft drinks	40%	40%
Société de Boissons de I’Ouest Algerien SARL[1,2]	Algeria	Associate	Soft drinks	40%	40%
Société des Nouvelles Brasseries[1,2]	Algeria	Associate	Brewing	40%	40%

Asia Pacific operations
China Resources Snow Breweries Ltd[1]	British Virgin Islands	Associate	Holding company for brewing subsidiaries located in China	49%	49%

European operations
Anadolu Efes Biracılık ve Malt Sanayii AŞ1,3	Turkey	Associate	Brewing/Soft drinks	24%	24%
Grolsch (UK) Ltd	United Kingdom	Associate	Brewing	50%	50%
International Trade and Supply Ltd[1]	British Virgin Islands	Associate	Sales and distribution	40%	40%

North American operations
MillerCoors LLC[1,7]	USA	Joint venture	Brewing	58%	58%

Hotels and Gaming
Tsogo Sun Holdings Ltd[3,8]	South Africa	Associate	Holding company for Hotels and Gaming operations	-	40%

1 These entities report their financial results for each 12-month period ending 31 December.

2 Effective 18 March 2004, SABMiller acquired 25% of the Castel group’s holding in these entities. Together with its 20% interest in the Castel group’s African beverage interests, this gives SABMiller participation on a 40:60 basis with the Castel group.

3 Listed in country of incorporation.

4 Interests in this company are held by SABMiller Africa BV which is held 62% by SABMiller Holdings Ltd.

5 This entity reports its financial results for each 12-month period ending 30 June.

6 SABMiller acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. This 25% interest together with its 20% interest in the Castel group’s African beverage interests, gives SABMiller an effective participation of 40% and the other 60% is held by the Castel group’s Africa beverage interests.

7 SABMiller shares joint control of MillerCoors with Molson Coors Brewing Company under a shareholders’ agreement. Voting interests are shared equally between SABMiller and Molson Coors, and each of SABMiller and Molson Coors has equal board representation. Under the agreement SABMiller has a 58% economic interest in MillerCoors and Molson Coors has a 42% economic interest.

8 In August 2014 the group disposed of its investment in Tsogo Sun Holdings Limited through an institutional placing and share buyback.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales SA, BIH Brasseries Internationales Holding Ltd’s (Castel) and BIH Brasseries Internationales Holding (Angola) Ltd’s principal subsidiaries are in Africa, China Resources Snow Breweries Ltd operates in Hong Kong and its principal subsidiaries are in the People’s Republic of China, and International Trade and Supply Ltd operates in the United Arab Emirates.

Exhibit 99.2

SABMiller plc

Condensed consolidated financial statements

For the six months ended 30 September 2015

SABMiller plc	2
CONSOLIDATED INCOME STATEMENT for the period ended 30 September

	Notes	Six months Ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Revenue	2	9,990	11,366
Net operating expenses		(8,162)	(8,999)

Operating profit	2	1,828	2,367
Operating profit before exceptional items		1,813	2,082
Exceptional items	3	15	285

Net finance costs		(238)	(331)
Finance costs		(371)	(531)
Finance income		133	200

Share of post-tax results of associates and joint ventures	2	737	791

Profit before taxation		2,327	2,827
Taxation	4	(570)	(730)
Profit for the period		1,757	2,097

Profit attributable to non-controlling interests		117	123
Profit attributable to owners of the parent	5	1,640	1,974
		1,757	2,097

Basic earnings per share (US cents)	5	102.0	123.2
Diluted earnings per share (US cents)	5	101.0	121.6

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	3
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period		1,757	2,097

Other comprehensive loss:

Items that will not be reclassified to profit or loss
Share of associates’ and joint ventures’ other comprehensive income/(loss)		1	(2)
Total items that will not be reclassified to profit or loss		1	(2)

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(2,005)	(1,267)
- Decrease in foreign currency translation reserve during the period		(2,005)	(1,463)
- Recycling of foreign currency translation reserve on disposals		-	196

Net investment hedges:
- Fair value gains arising during the period		152	232

Cash flow hedges:		36	(8)
- Fair value gains arising during the period		41	2
- Fair value (gains)/losses transferred to inventory		(17)	8
- Fair value losses/(gains) transferred to profit or loss		12	(18)

Tax on items that may be reclassified subsequently to profit or loss	4	7	(8)

Share of associates’ and joint ventures’ other comprehensive income/(loss)		47	(28)
Total items that may be reclassified subsequently to profit or loss		(1,763)	(1,079)
Other comprehensive loss for the period, net of tax		(1,762)	(1,081)
Total comprehensive (loss)/income for the period		(5)	1,016

Attributable to:
Non-controlling interests		63	108
Owners of the parent		(68)	908
Total comprehensive (loss)/income for the period		(5)	1,016

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	4
CONSOLIDATED BALANCE SHEET at 30 September

	Notes	30/9/15 Unaudited US$m	31/3/15 Audited US$m

Assets
Non-current assets
Goodwill		13,721	14,746
Intangible assets	7	6,366	6,878
Property, plant and equipment	8	7,544	7,961
Investments in joint ventures		5,321	5,428
Investments in associates		4,518	4,459
Available for sale investments		19	21
Derivative financial instruments		519	770
Trade and other receivables		118	126
Deferred tax assets		160	163
		38,286	40,552
Current assets
Inventories		981	1,030
Trade and other receivables		1,726	1,711
Current tax assets		197	190
Derivative financial instruments		434	463
Cash and cash equivalents	10c	629	965
		3,967	4,359
Total assets		42,253	44,911

Liabilities
Current liabilities
Derivative financial instruments		(63)	(101)
Borrowings	10c	(1,258)	(1,961)
Trade and other payables		(3,711)	(3,728)
Current tax liabilities		(929)	(1,184)
Provisions		(260)	(358)
		(6,221)	(7,332)
Non-current liabilities
Derivative financial instruments		(19)	(10)
Borrowings	10c	(10,752)	(10,583)
Trade and other payables		(21)	(18)
Deferred tax liabilities		(2,134)	(2,275)
Provisions		(294)	(338)
		(13,220)	(13,224)
Total liabilities		(19,441)	(20,556)
Net assets		22,812	24,355

Equity
Share capital		168	168
Share premium		6,809	6,752
Merger relief reserve		3,628	3,963
Other reserves		(7,166)	(5,457)
Retained earnings		18,204	17,746
Total shareholders’ equity		21,643	23,172
Non-controlling interests		1,169	1,183
Total equity		22,812	24,355

 The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	5
CONSOLIDATED CASH FLOW STATEMENT for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Cash flows from operating activities
Cash generated from operations	10a	2,412	2,651
Interest received		122	189
Interest paid		(330)	(484)
Tax paid		(805)	(811)
Net cash generated from operating activities	10b	1,399	1,545

Cash flows from investing activities
Purchase of property, plant and equipment		(518)	(643)
Proceeds from sale of property, plant and equipment		20	38
Purchase of intangible assets		(64)	(53)
Proceeds from disposal of available for sale investments		-	1
Proceeds from disposal of associates		-	971
Acquisition of businesses (net of cash acquired)		(191)	(7)
Investments in joint ventures		(58)	(18)
Dividends received from joint ventures		600	568
Dividends received from associates		133	139
Dividends received from other investments		-	1
Net cash (used in)/generated from investing activities		(78)	997

Cash flows from financing activities
Proceeds from the issue of shares		64	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	29
Purchase of own shares for share trusts		(149)	(104)
Proceeds from borrowings		838	561
Repayment of borrowings		(1,255)	(794)
Capital element of finance lease payments		(5)	(8)
Net cash receipts on derivative financial instruments		410	2
Dividends paid to shareholders of the parent		(1,404)	(1,289)
Dividends paid to non-controlling interests		(89)	(92)
Net cash used in financing activities		(1,590)	(1,569)

Net cash (outflow)/inflow from operating, investing and financing activities		(269)	973
Effects of exchange rate changes		(56)	(40)
Net (decrease)/increase in cash and cash equivalents		(325)	933
Cash and cash equivalents at 1 April	10c	750	1,868
Cash and cash equivalents at end of period	10c	425	2,801

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the period ended 30 September

	Called up share capital US$m	Share premium account US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2014 (audited)	167	6,648	4,321	(702)	15,885	26,319	1,163	27,482

Total comprehensive income	-	-	-	(1,018)	1,926	908	108	1,016
Profit for the period	-	-	-	-	1,974	1,974	123	2,097
Other comprehensive loss	-	-	-	(1,018)	(48)	(1,066)	(15)	(1,081)
Dividends paid	-	-	-	-	(1,290)	(1,290)	(93)	(1,383)
Issue of SABMiller plc ordinary shares	-	53	-	-	73	126	-	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	29	29
Payment for purchase of own shares for share trusts	-	-	-	-	(104)	(104)	-	(104)
Utilisation of merger relief reserve	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	-	-	-	-	87	87	-	87
At 30 September 2014 (unaudited)	167	6,701	3,963	(1,720)	16,935	26,046	1,207	27,253

At 1 April 2015 (audited)	168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

Total comprehensive income	-	-	-	(1,709)	1,641	(68)	63	(5)
Profit for the period	-	-	-	-	1,640	1,640	117	1,757
Other comprehensive loss	-	-	-	(1,709)	1	(1,708)	(54)	(1,762)
Dividends paid	-	-	-	-	(1,405)	(1,405)	(77)	(1,482)
Issue of SABMiller plc ordinary shares	-	57	-	-	7	64	-	64
Payment for purchase of own shares for share trusts	-	-	-	-	(149)	(149)	-	(149)
Utilisation of merger relief reserve	-	-	(335)	-	335	-	-	-
Credit entry relating to share-based payments	-	-	-	-	29	29	-	29
At 30 September 2015 (unaudited)	168	6,809	3,628	(7,166)	18,204	21,643	1,169	22,812

Merger relief reserve

At 1 April 2015 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$568 million (2014: US$926 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the period ended 30 September 2015 the group transferred US$335 million (2014: US$358 million) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	7
NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The condensed consolidated interim financial information (the ‘financial information’) comprises the unaudited results of SABMiller plc for the six months ended 30 September 2015 and 30 September 2014. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s434 of the Companies Act 2006. The board of directors authorised this financial information for issue on 11 November 2015.

The unaudited financial information in this interim report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (the IASB). The financial information should be read in conjunction with the annual financial statements for the year ended 31 March 2015, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB and IFRS Interpretations Committee interpretations (together, IFRS).

Items included in the financial information of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in US dollars which is the group’s presentational currency.

Accounting policies

The financial information is prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities. Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information. The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 March 2015 as described in those financial statements, except for the following interpretations and amendments adopted by the group as of 1 April 2015 and which have had no material impact on the consolidated results of operations or financial position of the group:

—      Amendment to IAS 19, ‘Employee benefits’, on defined benefit plans;

—      Annual improvements to IFRS 2012; and

—      Annual improvements to IFRS 2013.

2. Segmental information

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically and, while not meeting the definition of a reportable segment, the group reports Corporate (2014: Corporate and South Africa: Hotels and Gaming) as a separate segment as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Six months ended 30/9/15		Six months ended 30/9/14

	Group NPR Unaudited US$m	EBITA Unaudited US$m	Group NPR Unaudited US$m	EBITA Unaudited US$m

Latin America	2,564	872	2,874	1,036
Africa	3,300	758	3,592	818
Asia Pacific	2,065	423	2,154	450
Europe	2,227	404	2,713	502
North America	2,530	514	2,553	515
Corporate	-	(51)	-	(77)
Retained operations	12,686	2,920	13,886	3,244
South Africa: Hotels and Gaming	-	-	116	33
	12,686	2,920	14,002	3,277

Amortisation of intangible assets (excluding computer software) – group and share of associates’ and joint ventures’		(179)		(226)
Exceptional items in operating profit – group and share of associates’ and joint ventures’		(8)		285
Net finance costs – group and share of associates’ and joint ventures’		(293)		(342)
Share of associates’ and joint ventures’ taxation		(74)		(102)
Share of associates’ and joint ventures’ non-controlling interests		(39)		(65)
Profit before taxation		2,327		2,827

SABMILLER plc NOTES TO THE FINANCIAL INFORMATION (continued)	8

2. Segmental information (continued)

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

Six months ended 30 September	Revenue 2015 Unaudited US$m	Share of associates’ and joint ventures’ revenue 2015 Unaudited US$m	Group revenue 2015 Unaudited US$m	Excise duties and other similar taxes 2015 Unaudited US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 Unaudited US$m	Group NPR 2015 Unaudited US$m

Latin America	3,444	-	3,444	(880)	-	2,564
Africa	2,992	1,043	4,035	(592)	(143)	3,300
Asia Pacific	1,338	1,412	2,750	(516)	(169)	2,065
Europe	2,122	831	2,953	(515)	(211)	2,227
North America	94	2,785	2,879	(2)	(347)	2,530
	9,990	6,071	16,061	(2,505)	(870)	12,686

Six months ended 30 September	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m

Latin America	3,900	-	3,900	(1,026)	-	2,874
Africa	3,253	1,119	4,372	(643)	(137)	3,592
Asia Pacific	1,575	1,360	2,935	(610)	(171)	2,154
Europe	2,563	1,046	3,609	(618)	(278)	2,713
North America	75	2,843	2,918	(2)	(363)	2,553
Retained operations	11,366	6,368	17,734	(2,899)	(949)	13,886
South Africa: Hotels and Gaming	-	133	133	-	(17)	116
	11,366	6,501	17,867	(2,899)	(966)	14,002

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

Six months ended 30 September 2015	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m
Latin America	824	-	824	-	48	-	872
Africa	572	-	572	182	4	-	758
Asia Pacific	201	(29)	172	172	79	-	423
Europe	299	-	299	80	11	14	404
North America	(3)	-	(3)	494	2	21	514
Corporate	(65)	14	(51)	-	-	-	(51)
	1,828	(15)	1,813	928	144	35	2,920

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	9

2. Segmental information (continued)

Operating profit and EBITA (segment result) (continued)

Six months ended 30 September 2014	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m

Latin America	975	-	975	-	61	-	1,036
Africa	597	-	597	216	5	-	818
Asia Pacific	125	64	189	162	99	-	450
Europe	386	-	386	77	10	29	502
North America	12	-	12	482	-	21	515
Corporate	(116)	39	(77)	-	-	-	(77)
Retained operations	1,979	103	2,082	937	175	50	3,244
South Africa: Hotels and Gaming	388	(388)	-	32	-	1	33
	2,367	(285)	2,082	969	175	51	3,277

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)	928	969
Share of associates’ and joint ventures’ exceptional items in operating profit	(23)	-
Share of associates’ and joint ventures’ net finance costs	(55)	(11)
Share of associates’ and joint ventures’ taxation	(74)	(102)
Share of associates’ and joint ventures’ non-controlling interests	(39)	(65)
Share of post-tax results of associates and joint ventures	737	791

Beverage volumes increase during the summer months leading to higher revenues being recognised in the first half of the year in the Europe and North America segments. Due to the spread of the business between Northern and Southern hemispheres, the results for the group as a whole are not highly seasonal in nature.

EBITDA

EBITA is reconciled to EBITDA as follows.

Six months ended 30 September	EBITA 2015 Unaudited US$m	Depreciation 2015 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2015 Unaudited US$m	EBITDA 2015 Unaudited US$m	EBITA 2014 Unaudited US$m	Depreciation 2014 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2014 Unaudited US$m	EBITDA 2014 Unaudited US$m

Latin America	872	141	-	1,013	1,036	159	-	1,195
Africa	758	132	58	948	818	141	64	1,023
Asia Pacific	423	31	77	531	450	34	72	556
Europe	404	97	33	534	502	116	42	660
North America	514	-	73	587	515	-	73	588
Corporate	(51)	14	-	(37)	(77)	17	-	(60)
Retained operations	2,920	415	241	3,576	3,244	467	251	3,962
South Africa: Hotels and Gaming	-	-	-	-	33	-	9	42
	2,920	415	241	3,576	3,277	467	260	4,004

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	10

2. Segmental information (continued)

Adjusted EBITDA

Adjusted EBITDA is comprised of the following.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Subsidiaries’ EBITDA	2,372	2,724
- Operating profit before exceptional items	1,813	2,082
- Depreciation (including amortisation of computer software)	415	467
- Amortisation (excluding computer software)	144	175

Group’s share of MillerCoors’ EBITDA	588	576
- Operating profit before exceptional items	494	482
- Depreciation (including amortisation of computer software)	73	73
- Amortisation (excluding computer software)	21	21

Adjusted EBITDA	2,960	3,300

3. Exceptional items

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Exceptional items included in operating profit:
Cost and efficiency programme costs	(14)	(39)
Integration and restructuring costs	29	(64)
Profit on disposal of investment in associate	-	388
Net exceptional gains included within operating profit	15	285

Share of associates’ and joint ventures’ exceptional items:
Restructuring costs	(23)	-
Group’s share of associates’ and joint ventures’ exceptional losses	(23)	-

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	1	(131)

Exceptional items included in operating profit

Cost and efficiency programme costs

In 2015 costs of US$14 million (2014: US$39 million) were incurred in relation to the cost and efficiency programme which will realise further benefits from the group’s scale through the creation of a global business services function, that will consolidate many back office and specialist functions, and the expansion of the global procurement organisation.

Integration and restructuring costs

In 2015 a credit of US$29 million was realised relating to integration and restructuring in Australia, following the successful resolution of certain claims leading to the release of provisions. In 2014 US$64 million of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and the Pacific Beverages acquisitions, including impairments relating to the closure of a brewery.

Profit on disposal of investment in associate

In 2014 a profit of US$388 million, after associated costs, was realised on the disposal of the group’s investment in the Tsogo Sun hotels and gaming business in South Africa.

Share of associates’ and joint ventures’ exceptional items

Restructuring costs

In 2015 MillerCoors announced the closure of the Eden brewery with full effect from September 2016. Restructuring costs, including accelerated depreciation and severance costs, have been incurred of which the group’s share amounted to US$23 million.

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation credits of US$1 million (2014: charges of US$131 million) arose in relation to exceptional items during the period.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	11

4. Taxation

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Current taxation	546	737
- Charge for the period	534	737
- Adjustments in respect of prior periods	12	-
Withholding taxes and other remittance taxes	71	122
Total current taxation	617	859

Deferred taxation	(47)	(129)
- Credit for the period	(46)	(129)
- Adjustments in respect of prior periods	(1)	-

Taxation expense	570	730

Tax (credit)/charge relating to components of other comprehensive income is as follows:
Deferred tax (credit)/charge on financial instruments	(7)	8

Effective tax rate (%)	26.5	26.0

UK taxation included in the above
Current taxation	-	-
Withholding taxes and other remittance taxes	45	41
Total current taxation	45	41
Deferred taxation	-	-
UK taxation expense	45	41

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior periods and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$51 million (2014: US$63 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

5. Earnings per share

	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Basic earnings per share	102.0	123.2
Diluted earnings per share	101.0	121.6
Headline earnings per share	102.0	109.6
Adjusted basic earnings per share	110.2	123.6
Adjusted diluted earnings per share	109.2	122.0
The weighted average number of shares was:
	Six months ended 30/9/15 Unaudited Millions of shares	Six months ended 30/9/14 Unaudited Millions of shares

Ordinary shares	1,676	1,673
Treasury shares	(59)	(65)
EBT ordinary shares	(9)	(6)
Basic shares	1,608	1,602
Dilutive ordinary shares	16	21
Diluted shares	1,624	1,623

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	12

5. Earnings per share (continued)

The calculation of diluted earnings per share excludes 11,283,531 (2014: 9,161,765) share options that were non-dilutive for the period because the exercise price of the options exceeded the fair value of the shares during the period, and 20,768,434 (2014: 19,364,157) share awards that were non-dilutive for the period because the performance conditions attached to the share awards had not been met. These share incentives could potentially dilute earnings per share in the future.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the periods shown in the consolidated interim financial information. Adjusted earnings per share have been based on adjusted earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share have been calculated in accordance with the South African Circular 2/2013 entitled ’Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period attributable to owners of the parent	1,640	1,974
Headline adjustments
Profit on disposal of investment in associate	-	(388)
Impairment of property, plant and equipment	-	19
Tax effects of these items	-	151
Headline earnings	1,640	1,756
Cost and efficiency programme costs	14	39
Integration and restructuring costs (excluding impairment)	(29)	45
Amortisation of intangible assets (excluding computer software)	144	175
Tax effects of the above items	(49)	(76)
Non-controlling interests’ share of the above items	(2)	(3)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	55	45
Adjusted earnings	1,773	1,981

6. Dividends

Dividends paid were as follows.
	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Equity
Prior year final dividend paid per ordinary share	87.0	80.0

The interim dividend declared of 28.25 US cents per ordinary share is payable on 4 December 2015 to ordinary shareholders on the register as at 27 November 2015 and will absorb an estimated US$454 million of shareholders’ funds.

7. Intangible assets
	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	6,878	8,532
Exchange adjustments	(517)	(1,424)
Additions - separately acquired	56	186
Acquisitions - through business combinations (provisional)	126	-
Amortisation	(177)	(410)
Impairment	-	(6)
Net book amount at end of period	6,366	(6,878)

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	13

8. Property, plant and equipment

	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	7,961	9,065
Exchange adjustments	(574)	(1,515)
Additions	543	1,419
Acquisitions - through business combinations (provisional)	19	4
Disposals	(8)	(53)
Impairment	-	(73)
Depreciation	(382)	(821)
Other movements	(15)	(65)
Net book amount at end of period	7,544	7,961

9. Financial risk factors

In the normal course of business, the group is exposed to the following financial risks:

–    Market risk

–    Credit risk

–    Liquidity risk

A full description of the group’s exposure to the above risks and the group’s policies and processes that are in place to manage the risks arising, aided by quantitative disclosures, is included in note 21 to the annual financial statements for the year ended 31 March 2015. There has been no significant change in the nature of the financial risks to which the group is exposed, or the group’s policies and processes to manage these risks, since 1 April 2015.

Fair value estimation

The following table presents the group’s financial assets and liabilities that were measured at fair value.

	Level 1 30/9/15 Unaudited US$m	Level 2 30/9/15 Unaudited US$m	Level 3 30/9/15 Unaudited US$m	Total 30/9/15 Unaudited US$m	Level 1 31/3/15 Audited US$m	Level 2 31/3/15 Audited US$m	Level 3 31/3/15 Audited US$m	Total 31/3/15 Audited US$m

Assets
Derivative financial instruments	-	953	-	953	-	1,233	-	1,233
Available for sale investments	-	6	13	19	-	9	12	21
Total assets	-	959	13	972	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(82)	-	(82)	-	(111)	-	(111)
Total liabilities	-	(82)	-	(82)	-	(111)	-	(111)

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described in full in note 21 to the annual financial statements for the year ended 31 March 2015. The methods and techniques employed in determining fair values are consistent with those used at 31 March 2015 and are summarised below. There were no transfers between levels in the six months ended 30 September 2015.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques.

Level 3: Inputs for the asset or liability that are not based on observable market data.

The fair value of borrowings at 30 September 2015 was US$12,145 million (31 March 2015: US$13,048 million). The fair values were based on a combination of market quoted prices and cash flows discounted using prevailing interest rates. The fair values of all other financial assets and liabilities were equivalent to their carrying values.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	14

10a. Reconciliation of profit for the period to net cash generated from operations

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period	1,757	2,097
Taxation	570	730
Share of post-tax results of associates and joint ventures	(737)	(791)
Net finance costs	238	331
Operating profit	1,828	2,367
Depreciation:
- Property, plant and equipment	278	315
- Containers	104	117
Container breakages, shrinkages and write-offs	15	4
Profit on disposal of investment in associate	-	(388)
Profit on disposal of property, plant and equipment	(15)	(13)
Amortisation of intangible assets	177	210
Impairment of property, plant and equipment	-	19
Impairment of working capital balances	14	12
Amortisation of advances to customers	16	19
Unrealised fair value loss/(gain) on derivatives included in operating profit	4	(4)
Dividends received from other investments	-	(1)
Charge with respect to share options	27	86
Charge with respect to Broad-Based Black Economic Empowerment costs	2	1
Other non-cash movements	(14)	(11)
Net cash generated from operations before working capital movements	2,436	2,733
Net (outflow)/inflow in working capital	(24)	(82)
Net cash generated from operations	2,412	2,651

10b. Reconciliation of net cash generated from operating activities to free cash flow

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Net cash generated from operating activities	1,399	1,545
Purchase of property, plant and equipment	(518)	(643)
Proceeds from sale of property, plant and equipment	20	38
Purchase of intangible assets	(64)	(53)
Investments in joint ventures	(58)	(18)
Dividends received from joint ventures	600	568
Dividends received from associates	133	139
Dividends received from other investments	-	1
Dividends paid to non-controlling interests	(89)	(92)
Free cash flow	1,423	1,485

10c. Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	As at 30/9/15 Unaudited US$m	As at 30/9/14 Unaudited US$m

Cash and cash equivalents (balance sheet)	629	3,015
Overdrafts	(204)	(214)
Cash and cash equivalents (cash flow statement)	425	2,801

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	15

10c. Analysis of net debt (continued)

Net debt is analysed as follows.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Borrowings	(11,748)	(12,276)
Financing derivative financial instruments	841	1,114
Overdrafts	(204)	(215)
Finance leases	(58)	(53)
Gross debt	(11,169)	(11,430)
Cash and cash equivalents (excluding overdrafts)	629	965
Net debt	(10,540)	(10,465)

The movement in net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m

At 1 April 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)
Exchange adjustments	(77)	21	99	(41)	3	82	5
Principal related cash flows	(260)	(10)	417	(410)	5	2	(258)
Acquisitions – through business combinations	1	-	(7)	-	(3)	(10)	(9)
Other movements	-	-	19	178	(10)	187	187
At 30 September 2015	629	(204)	(11,748)	841	(58)	(11,169)	(10,540)

The group has sufficient headroom to enable it to comply with all covenants on its existing borrowings. The group has sufficient undrawn financing facilities to service its operating activities and continuing capital investment for the foreseeable future and thus the directors have continued to adopt the going concern basis of accounting. The group had the following undrawn committed borrowing facilities available in respect of which all conditions precedent had been met at that date.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Amounts expiring:
Within one year	15	65
Between one and two years	79	76
Between two and five years	3,500	3,503
	3,594	3,644

11. Commitments, contingencies and guarantees

Except as stated below there have been no material changes to commitments, contingencies or guarantees as disclosed in the annual financial statements for the year ended 31 March 2015.

Commitments

Contracts placed for future expenditure not provided in the financial information amounted to US$1,704 million at 30 September 2015 (31 March 2015: US$1,799 million).

Contracts placed for future capital expenditure for property, plant and equipment not provided in the financial information amounted to US$203 million at 30 September 2015 (31 March 2015: US$151 million).

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	16

12. Related party transactions

There have been no material changes to the nature or relative quantum of related party transactions as described in the annual financial statements for the year ended 31 March 2015.

The following changes were made to key management during the period.

Jan du Plessis succeeded John Manser as Chairman, Domenic De Lorenzo was appointed as Chief Financial Officer and as a director, Javier Ferrán was elected as an independent non-executive director, John Manser and John Manzoni both retired from the board, and David Beran was elected as a director to replace Howard Willard as a nominee of Altria Group, Inc. on the board, all of which occurred at the conclusion of the annual general meeting on 23 July 2015.

Johann Nel was appointed as Group Human Resources Director and as a member of the group’s executive committee with effect from 14 September 2015.

Consequently as at 30 September 2015 there were 23 key management (31 March 2015: 23).

13. Post balance sheet events

On 11 November 2015 the boards of SABMiller and AB InBev announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. The transaction is expected to complete in the second half of 2016, subject to the satisfaction, or waiver, of certain conditions including, inter alia, anti-trust and other regulatory clearances and shareholder approvals.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

On 11 November 2015, Anheuser-Busch InBev SA/NV (“AB InBev”) announced the cash offer with a cash and share alternative for the acquisition of the entire issued and to be issued share capital of SABMiller plc (“SABMiller”) by AB InBev (“the Combination”). In connection with the Combination, AB InBev also entered into an agreement with Molson Coors Brewing Company (“Molson Coors”) regarding a complete divestiture of SABMiller’s interest in the MillerCoors LLC (“MillerCoors”) joint venture and the Miller brand portfolio outside of the U.S. (“Global Miller Brands”) (“the Divestiture”) conditional upon completion of the Combination. Collectively, the Combination and the Divestiture, along with the related financing, are referred to as “the Transaction”.

The Combination will be implemented by means of the acquisition of SABMiller by a Belgian limited liability company to be formed for the purposes of the acquisition (“Newco”). AB InBev will also merge into Newco so that, following completion of the Combination, Newco will be the new holding company for the combined group.

Pursuant to the terms of the Combination, each SABMiller shareholder will be entitled to receive £44 for each ordinary share of SABMiller. The Combination will also include a Partial Share Alternative (“PSA”) under which SABMiller shareholders can elect to receive £3.7788 per SABMiller ordinary share and 0.483969 unlisted restricted shares of Newco, in lieu of the full cash consideration to which they would otherwise be entitled under the Combination. The PSA is limited to a maximum of 326,000,000 restricted shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the Combination. Shareholders of AB InBev will receive one new ordinary share in Newco for each AB InBev ordinary share held at the record date.

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller. Upon completion of the Transaction, MillerCoors will become a wholly owned subsidiary of Molson Coors, and Molson Coors will have full control of the operations and resulting economic benefits of MillerCoors. Additionally, Molson Coors will acquire full ownership of the Global Miller Brands and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market and the Global Miller Brands, as well as related trademarks and other intellectual property rights.

The following unaudited pro forma condensed combined financial information (the “pro forma financial information”) is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Combination. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future date or period.

The unaudited pro forma condensed combined income statements (the “pro forma income statements”) for the fiscal year ended 31 December 2014 (the “2014 pro forma income statement”) and for the six months ended 30 June 2015 (the “half year 2015 pro forma income statement”) assume that the Transaction was completed on 1 January 2014. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) as of 30 June 2015 is based on the assumption that the Transaction was completed on that day. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the proposed Transaction. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal years differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2014 and financial information for SABMiller for the fiscal year ended 31 March 2015 have been used in preparation of the 2014 pro forma income statement. Financial information for AB InBev as of and for the six months ended 30 June 2015 and financial information for SABMiller as of and for the six months ended 30 September 2015 have been used in the preparation of the pro forma balance sheet and the half year 2015 pro forma income statement.

The pro forma financial information should be read in conjunction with:

●	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2014; AB InBev’s unaudited condensed consolidated financial statements and related notes contained in AB InBev’s unaudited interim report on Form 6-K as of and for the six months ended 30 June 2015;
●	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2015, attached as Exhibit 99.1 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and are based on limited information available. The pro forma financial information also includes adjustments to reflect the financing structure to fund the Combination. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Combination will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the Transaction and may vary from these preliminary estimates.

The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of this publication. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial information.

The Combination is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. As described above, AB InBev has announced its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Global Miller Brands. AB InBev also announced on 3 December 2015 that it is exploring the sale of a number of SABMiller’s European brands and related businesses, and that any sale may include one or more of these brands or businesses and would be conditional upon closing of the Combination. Due to the inherent uncertainty surrounding the outcome of regulatory reviews and of any discussions with potential buyers, AB InBev is not able, as of the date of this publication, to quantify the potential impact of remedies or additional divestitures in connection with those reviews, and accordingly, has not given effect to disposals other than the Divestiture described above.

AB InBev
Unaudited Pro Forma Condensed Combined Income Statement
			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2014	Adjusted SABMiller for the fiscal year ended 31 March 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	47,063	16,534	-	-	(342)	63,255
Cost of sales	(18,756)	(6,051)	(12)	-	184	(24,635)

Gross profit	28,307	10,483	(12)	-	(158)	38,620
Distribution expenses	(4,558)	(1,623)	(1)	-	7	(6,175)
Sales and marketing expenses	(7,036)	(2,495)	333	-	92	(9,106)
Administrative expenses	(2,791)	(2,104)	(1)	-	10	(4,886)
Other operating income/(expenses)	1,386	193	-	-	(24)	1,555

Restructuring (including impairment losses)	(277)	(208)	-	-	-	(485)
Business and asset disposal (including impairment losses)	157	446	-	-	-	603
Acquisition costs business combinations	(77)	-	-	-	-	(77)
Other impairment losses	-	(313)	-	-	-	(313)

Profit from operations	15,111	4,379	319	-	(73)	19,736
Finance cost	(2,797)	(1,047)	-	(1,323)	-	(5,167)
Finance income	1,478	415	-	-	-	1,893

Net finance cost	(1,319)	(632)	-	(1,323)	-	(3,274)
Share of result of associates and joint ventures	9	1,083	78	-	(828)	342

Profit before tax	13,801	4,830	397	(1,323)	(901)	16,804
Income tax expense	(2,499)	(1,273)	(102)	-	191	(3,683)

Profit	11,302	3,557	295	(1,323)	(710)	13,121

Attributable to:
Equity holders of AB InBev (“parent”)	9,216	3,299	274	(1,323)	(710)	10,756
Non-controlling interest	2,086	258	21	-	-	2,365
Earnings per share
Basic	5.64					5.51	(5)
Diluted	5.54					5.43	(5)
Basic weighted average number of ordinary shares	1,634		317			1,951	(5)
Diluted weighted average number of ordinary shares	1,665		317			1,982	(5)

AB InBev
Unaudited Pro Forma Condensed Combined Income Statement
			Pro forma adjustments (US$m)
	Historical AB InBev for the six months ended 30 June 2015	Adjusted SABMiller for the six months ended 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	21,505	7,485	-	-	(177)	28,813
Cost of sales	(8,662)	(2,828)	(35)	-	95	(11,430)

Gross profit	12,843	4,657	(35)	-	(82)	17,383
Distribution expenses	(2,125)	(703)	(1)	-	3	(2,826)
Sales and marketing expenses	(3,343)	(1,198)	140	-	62	(4,339)
Administrative expenses	(1,263)	(968)	(2)	-	5	(2,228)
Other operating income/(expenses)	483	25	-	-	(8)	500

Restructuring (including impairment losses)	(55)	15	-	-	-	(40)
Business and asset disposal (including impairment losses)	147	-	-	-	-	147
Acquisition costs business combinations	(4)	-	-	-	-	(4)
Judicial settlement	(77)	-	-	-	-	(77)

Profit from operations	6,606	1,828	102	-	(20)	8,516
Finance cost	(1,235)	(371)	-	(632)	-	(2,238)
Finance income	1,107	133	-	-	-	1,240
Net finance cost	(128)	(238)	-	(632)	-	(998)
Share of result of associates and joint ventures	8	737	32	-	(483)	294

Profit before tax	6,486	2,327	134	(632)	(503)	7,812
Income tax expense	(1,125)	(570)	(36)	-	105	(1,626)
Profit	5,361	1,757	98	(632)	(398)	6,186

Attributable to:
Equity holders of AB InBev (“parent”)	4,610	1,640	91	(632)	(398)	5,311
Non-controlling interest	751	117	7	-	-	875
Earnings per share
Basic	2.81					2.71	(5)
Diluted	2.76					2.67	(5)
Basic weighted average number of ordinary shares	1,640		317			1,957	(5)
Diluted weighted average number of ordinary shares	1,671		317			1,988	(5)

AB InBev
Unaudited Pro Forma Condensed Combined Balance Sheet
			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2015	Adjusted SABMiller as of 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Assets
Non-current assets
Property, plant and equipment	19,295	7,544	1,156	-	-	27,995
Goodwill	68,465	13,721	74,003	-	-	156,189
Intangible assets	29,535	6,366	14,643	-	-	50,544
Investments in associates	139	4,518	5,982	-	-	10,639
Investments in joint ventures	-	5,321	(5,321)	-	-	-
Investment securities	135	19	-	-	-	154
Deferred tax assets	1,497	160	-	-	-	1,657
Employee benefits	12	-	-	-	-	12
Trade and other receivables	1,664	637	-	-	-	2,301

	120,742	38,286	90,463	-	-	249,491
Current assets
Investment securities	331	-	-	-	-	331
Inventories	3,112	981	(11)	-	-	4,082
Income tax receivable	230	197	-	-	-	427
Trade and other receivables	7,395	2,160	-	-	-	9,555
Cash and cash equivalents	6,453	629	(70,047)	66,042	12,000	15,077
Assets held for sale	92	-	12,000	-	(12,000)	92

	17,613	3,967	(58,058)	66,042	-	29,564

Total assets	138,355	42,253	32,405	66,042	-	279,055

AB InBev
Unaudited Pro Forma Condensed Combined Balance Sheet
			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2015	Adjusted SABMiller as of 30 September 2015 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Equity
Issued capital	1,736	168	90	-	-	1,994
Share premium	17,620	6,809	33,891	-	-	58,320
Reserves	(7,274)	(3,538)	3,538	-	-	(7,274)
Retained earnings	35,419	18,204	(18,204)	(1,000)	-	34,419

Equity attributable to equity holders of AB InBev	47,501	21,643	19,315	(1,000)	-	87,459
Non-controlling interest	3,942	1,169	4,253	-	-	9,364

	51,443	22,812	23,568	(1,000)	-	96,823

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	44,067	10,752	372	49,762	-	104,953
Employee benefits	2,965	178	-	-	-	3,143
Deferred tax liabilities	12,179	2,134	8,465	-	(4,500)	18,278
Trade and other payables	1,026	40	-	-	-	1,066
Provisions	809	116	-	-	-	925

	61,046	13,220	8,837	49,762	(4,500)	128,365
Current liabilities
Bank overdrafts	62	204	-	-	-	266
Interest-bearing loans and borrowings	7,375	1,054	-	17,280	-	25,709
Income tax payable	759	929	-	-	4,500	6,188
Trade and other payables	17,522	3,774	-	-	-	21,296
Provisions	148	260	-	-	-	408

	25,866	6,221	-	17,280	4,500	53,867

Total equity and liabilities	138,355	42,253	32,405	66,042	-	279,055

Note 1. Basis of preparation

The pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction including the financing structure established to fund the Combination. The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the combined group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal years differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2014 and financial information for SABMiller for the fiscal year ended 31 March 2015 have been used in preparation of the 2014 pro forma income statement. Financial information for AB InBev as of and for the six months ended 30 June 2015 and financial information for SABMiller as of and for the six months ended 30 September 2015 have been used in the preparation of the pro forma balance sheet and the half year 2015 pro forma income statement.

The 2014 pro forma income statement and half year 2015 pro forma income statement are based on the assumption that the Transaction was completed on 1 January 2014. The pro forma balance sheet as of 30 June 2015 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction. Pro forma adjustments reflected in the pro forma income statements are based on items that are factually supportable and directly attributable to the Transaction, and which are expected to have a continuing impact on AB InBev’s results of operations. Any nonrecurring items directly attributable to the Transaction are included in the pro forma balance sheet, but not in the pro forma income statements. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction have not been eliminated. The pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Combination, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

	Historical SABMiller for the fiscal year ended 31 March 2015	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the fiscal year ended 31 March 2015
	US$m	US$m	US$m
Revenue	22,130	(5,596)	16,534
Cost of sales	-	(6,051)	(6,051)

Gross profit	22,130	(11,647)	10,483
Net operating expenses	(17,746)	17,746	-
Distribution expenses	-	(1,623)	(1,623)
Sales and marketing expenses	-	(2,495)	(2,495)
Administrative expenses	-	(2,104)	(2,104)
Other operating income/(expenses)	-	193	193

Restructuring (including impairment losses)	-	(208)	(208)
Business and asset disposal (including impairment losses)	-	446	446
Other impairment losses	-	(313)	(313)

Profit from operations	4,384	(5)	4,379
Finance cost	(1,047)	-	(1,047)
Finance income	410	5	415

Net finance cost	(637)	5	(632)
Share of result of associates and joint ventures	1,083	-	1,083

Profit before tax	4,830	-	4,830
Taxation	(1,273)	-	(1,273)

Profit	3,557	-	3,557

Attributable to:
Equity holders of AB InBev	3,299		3,299
Non-controlling interest	258		258

	Historical SABMiller for the six months ended 30 September 2015	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the six months ended 30 September 2015
	US$m	US$m	US$m
Revenue	9,990	(2,505)	7,485
Cost of sales	-	(2,828)	(2,828)

Gross profit	9,990	(5,333)	4,657
Net operating expenses	(8,162)	8,162	-
Distribution expenses	-	(703)	(703)
Sales and marketing expenses	-	(1,198)	(1,198)
Administrative expenses	-	(968)	(968)
Other operating income/(expenses)	-	25	25

Restructuring (including impairment losses)	-	15	15

Profit from operations	1,828	-	1,828
Finance cost	(371)	-	(371)
Finance income	133	-	133

Net finance cost	(238)	-	(238)
Share of result of associates and joint ventures	737	-	737

Profit before tax	2,327	-	2,327
Taxation	(570)	-	(570)

Profit	1,757	-	1,757

Attributable to:
Equity holders of AB InBev	1,640		1,640
Non-controlling interest	117		117

	Historical SABMiller as of 30 September 2015	Pro forma reclassifications adjustments (b)	Adjusted SABMiller as of 30 September 2015
	US$m	US$m	US$m
Assets
Non-current assets
Property, plant and equipment	7,544	-	7,544
Goodwill	13,721	-	13,721
Intangible assets	6,366	-	6,366
Investments in associates	4,518	-	4,518
Investments in joint ventures	5,321	-	5,321
Available for sale investments	19	(19)	-
Investment securities	-	19	19
Derivative financial instruments	519	(519)	-
Deferred tax assets	160	-	160
Trade and other receivables	118	519	637

	38,286	-	38,286
Current assets
Inventories	981	-	981
Income tax receivable	197	-	197
Derivative financial instruments	434	(434)	-
Trade and other receivables	1,726	434	2,160
Cash and cash equivalents	629	-	629

	3,967	-	3,967

Total assets	42,253	-	42,253

Equity
Issued capital	168	-	168
Share premium	6,809	-	6,809
Merger relief reserve	3,628	(3,628)	-
Reserves	(7,166)	3,628	(3,538)
Retained earnings	18,204	-	18,204

Equity attributable to equity holders of AB InBev	21,643	-	21,643
Non-controlling interest	1,169	-	1,169

	22,812	-	22,812

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	10,752	-	10,752
Employee benefits	-	178	178
Deferred tax liabilities	2,134	-	2,134
Derivative financial instruments	19	(19)	-
Trade and other payables	21	19	40
Provisions	294	(178)	116

	13,220	-	13,220
Current liabilities
Bank overdrafts	-	204	204
Interest-bearing loans and borrowings	1,258	(204)	1,054
Income tax payable	929	-	929
Derivative financial instruments	63	(63)	-
Trade and other payables	3,711	63	3,774
Provisions	260	-	260

	6,221	-	6,221

Total equity and liabilities	42,253	-	42,253

(a)	Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statements in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

●	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;
●	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of $5.6 billion for the 2014 pro forma income statement and $2.5 billion for the half year 2015 income statement; and
●	Separate disclosure of exceptional items, including restructuring, business and asset disposal and other impairment losses line items in accordance with AB InBev’s disclosure policy.

(b)	Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments reflect AB InBev’s best estimates based upon information currently available to AB InBev, and could be subject to change once more detailed information is obtained:

●	Available for sale investments are included as part of investment securities;
●	Derivative financial instrument assets are included as part of both non-current trade and other receivables and current trade and other receivables;
●	Derivative financial instrument liabilities are included as part of both non-current trade and other payables and current trade and other payables;
●	Merger relief reserve is included as part of reserves;
●	Separate disclosure of employee benefits on the face of the balance sheet; and
●	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

(a)	Sources of funding

AB InBev entered into the following loan facilities (“the Senior Facilities Agreement”), pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Combination, the option shares (see Note 4(a)(ii) and (iii)) and provide the financing for fees, costs and expenses in connection with the Combination:

●	A $10 billion multicurrency one year term loan facility (“Disposals Bridge Facility”);
●	A $15 billion multicurrency one year term loan facility (“Cash/DCM Bridge Facility A”);
●	A $15 billion multicurrency two year term loan facility (“Cash/DCM Bridge Facility B”);
●	A $25 billion multicurrency three year term loan facility (“Term Facility A”); and
●	A $10 billion multicurrency five year term loan facility (“Term Facility B”).

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and by Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

For the purposes of the pro forma financial information, AB InBev expects to receive proceeds of $75.0 billion from the Senior Facilities Agreement, for which AB InBev will pay $458 million of debt issuance costs. Further details for the calculation of the cash purchase consideration are included in Note 4(a)(i).

Subject to certain exceptions, AB InBev is required to apply the entirety of the proceeds from any asset disposal in excess of $1 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and is required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

(US$m)
Gross proceeds net of financing costs:
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Cash/DCM Bridge Facility A	15,000
Gross proceeds from Cash/DCM Bridge Facility B	15,000
Gross proceeds from Term Facility A	25,000
Gross proceeds from Term Facility B	10,000

Total sources of funding	75,000
Less: Payment of estimated transaction costs, net of tax, expected to be incurred by AB InBev and SABMiller	(1,000)	(i)
Less: Debt issuance costs	(458)
Less: Proceeds from Divestiture, net of tax, used to paydown Disposals Bridge Facility	(7,500)	(ii)

Total cash financing adjustment	66,042

The following represents the reconciliation from the total sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 30 June 2015:

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Cash/DCM Bridge Facility A	15,000
Gross proceeds from Cash/DCM Bridge Facility B	15,000
Gross proceeds from Term Facility A	25,000
Gross proceeds from Term Facility B	10,000

Total gross proceeds	75,000
Less: Debt issuance costs	(458)

Total net proceeds	74,542
Less: Proceeds from Divestiture, net of tax, used to paydown Disposals Bridge Facility	(7,500)	(ii)

Total debt adjustment	67,042

Current portion of debt adjustment	17,280
Non-current portion of debt adjustment	49,762

Total debt adjustment	67,042

(i)	AB InBev and SABMiller did not incur any transaction costs during the six months ended 30 June 2015 and the fiscal year ended 31 December 2014; therefore, no adjustment has been made in the pro forma income statements.

AB InBev and SABMiller expect to incur approximately $1.0 billion in transaction costs in conjunction with the Combination, which include advisory, legal, audit, valuation and other fees and costs. These costs are presented in the pro forma balance sheet as a reduction in cash and a corresponding reduction in retained earnings.

(ii)	Proceeds from the Divestiture of the MillerCoors joint venture and Global Miller Brands are estimated to reach $12.0 billion before taxes and $7.5 billion after tax, assuming an estimated weighted average statutory tax rate of 37.5%.

Under the terms of the Senior Facilities Agreement, the net proceeds from the Divestiture of MillerCoors and the Global Miller Brands are required to be used to pay down and cancel the Disposals Bridge Facility. As a result, the proceeds from the Disposals Bridge Facility are presented net of the $7.5 billion in net proceeds received from the Divestiture within the pro forma financial information. For the purposes of the pro forma interest expense, it is assumed that the facility was paid down as of 1 January 2014. For the purposes of the pro forma debt adjustment, it is assumed that the facility was paid down as of 30 June 2015.

(b)	Interest expense

Interest expense in the 2014 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

(US$m)	Average principal	Interest rate	Interest expense

Disposals Bridge Facility, net	2,500	1.42%	36
Cash/DCM Bridge Facility A	15,000	1.42%	257
Cash/DCM Bridge Facility B	15,000	1.42%	257
Term Facility A	25,000	1.52%	384
Term Facility B	10,000	1.67%	169
Debt issuance costs - Senior Facilities Agreement	N/A	N/A	220

Total adjustment to interest expense			1,323

Consistent with the above, the half year 2015 pro forma income statement has been adjusted as follows:

(US$m)	Average principal	Interest rate	Interest expense

Disposals Bridge Facility, net	2,500	1.42%	18
Cash/DCM Bridge Facility A	15,000	1.42%	114
Cash/DCM Bridge Facility B	15,000	1.42%	114
Term Facility A	25,000	1.52%	192
Term Facility B	10,000	1.67%	84
Debt issuance costs - Senior Facilities Agreement	N/A	N/A	110

Total adjustment to interest expense			632

Pro forma adjustments to finance cost in the pro forma income statements reflect the additional interest charges under the Senior Facilities Agreement, which bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus applicable margins ranging from 1.00% to 1.25%, as if the borrowing of $75.0 billion had occurred on 1 January 2014 for the pro forma income statements. For the purposes of the pro forma adjustments, it has been assumed that only US dollar denominated loans will be utilized under the facilities.

The interest expense calculated for the pro forma income statements reflects that the margin applicable to the Cash/DCM Bridge Facility A Loan and the Cash/DCM Bridge Facility B Loan will be successively increased by 0.20% per annum on the date falling three months after the Completion of the Combination and each successive three month period thereafter.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.4162% (plus applicable margin) as of 30 November 2015 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the 2014 pro forma income statements and the half year 2015 income statement by approximately $84 million and $42 million, respectively.

As of 30 November 2015 AB InBev’s credit rating is A- and A2 with S&P and Moody’s, respectively. For purposes of the interest expense calculation AB InBev has assumed an interest rate based on the applicable margin matrix within the Senior Facilities Agreement for a credit rating of A-/A3. AB InBev has also considered the variability of the applicable margin based on the Company’s credit rating in accordance with the applicable margin matrix which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of the Company from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the 2014 pro forma income statement and half year 2015 pro forma income statement by approximately $180 million and $90 million, respectively. A change in the credit rating of the Company from A-/A3 to A+/A1 would decrease the interest expense for the 2014 pro forma income statement and half year 2015 pro forma income statement by approximately $124 million and $62 million, respectively.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment relating to debt issuance costs, which will be deferred and amortized over the duration of the borrowing in accordance with IFRS.

For the purposes of this pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Combination will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Combination.

For the purpose of the pro forma financial information, AB InBev has assumed that the new borrowings under the Senior Facilities Agreement will remain unchanged during the fiscal year ended 31 December 2014 and the six months ended 30 June 2015.

AB InBev may continue to seek alternatives to refinance a portion of the Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposal Bridge Facility, for the purposes of this pro forma financial information, AB InBev has assumed that no such financings, refinancings, or repayments have occurred.

Note 4. Pro forma adjustments related to the Combination

(a)	Preliminary purchase consideration and allocation

The Combination will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. The actual fair values will be determined upon the completion of the Transaction and may vary from these estimates.

The estimated purchase consideration is calculated as follows:

			Offer per SABMiller share		Transaction equity value
			Share exchange ratio	Cash consideration per share (£)	Newco restricted shares	Cash consideration (£m)	Total equity value (£m)

SABMiller shares to be paid at £44 per share	999,630,463			44	-	43,984	43,984	(iii)
SABMiller shares to be exchanged for Newco resticted share	655,000,000		0.483969	3.7788	27,249	2,475	29,724	(ii)

Total SABMiller shares issued	1,654,630,463	(i)			27,249	46,459	73,708

Total equity value (£m)	73,708
Less: Estimated proceeds from options and share appreciation rights (SARs)	(648)	(iv)

Total consideration, net of share option proceeds (£m)	73,060

Total consideration, net of share option proceeds ($m)	111,005	(v)
Add: Fair market value of total debt assumed, including overdrafts	12,382	(vi)
Less: Total cash acquired	(629)

Purchase consideration, including debt assumed and net of cash acquired	122,758

The preliminary allocation of purchase consideration to fair value of assets acquired is as follows:

(US$m)
Net book value of the acquired assets and liabilities	19,303
Property, plant and equipment	1,156	(vi)
Intangible assets	14,643	(vi)
Investments in associates	5,982	(vi)
Investments in joint venture	6,668	(vi)
Deferred taxes, net	(8,465)	(vii)
Noncontrolling interests	(4,253)	(viii)
Goodwill	87,724	(ix)

Total allocation	122,758

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(i)	The 1,654,630,463 issued shares includes ordinary shares outstanding of 1,619,269,166 and total dilutive securities outstanding of 47,071,951, netted off against 11,710,654 ordinary shares held in the SABMiller’s Employee Benefit Trust, on 10 November 2015.

(ii)	Under the terms of the Combination, SABMiller shareholders who have elected the PSA will be entitled to receive £3.7788 in cash and one unlisted restricted share of Newco that is equivalent to 0.483969 of an AB InBev ordinary share in exchange for each SABMiller ordinary share held. Shareholders of AB InBev will receive one new ordinary share in Newco for each AB InBev ordinary share held at the record date.

The pro forma adjustment is based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively). Altria and BEVCO collectively hold a total of 655,000,000 SABMiller shares out of the 1,654,630,463 SABMiller shares as of 10 November 2015 and subject to the PSA. At an exchange ratio of 0.483969, Altria and BEVCO would thus require 316,999,695 Newco restricted shares to be issued.

The stock portion of the purchase consideration in relation to the PSA of £27.2 billion has been calculated using AB InBev’s closing share price on 30 November 2015 of €121.95 translated into pounds sterling at a rate of €1.4187 per pound as of 30 November 2015 per Newco restricted shares to be issued for 316,999,695 Newco restricted shares.

The cash portion of the purchase consideration in relation to the PSA of £2.5 billion has been calculated as £3.7788 per SABMiller share, for 655,000,000 shares held.

The PSA is limited to a maximum of 326,000,000 restricted shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the Transaction. The actual purchase consideration may fluctuate until this maximum is met, which would result in a corresponding decrease of $61 million in purchase consideration.

The actual purchase consideration will fluctuate until the date of Combination and therefore, the final valuation could differ significantly from the current estimate. A hypothetical 5% change in the price of AB InBev ordinary shares would result in a corresponding increase or decrease in the total purchase consideration of $2.0 billion, all other factors remaining constant.

(iii)	Under the terms of the Combination, SABMiller shareholders who have not elected the Partial Share Alternative will be entitled to £44 for each of SABMiller’s ordinary shares. The remaining 999,630,463 of the 1,654,630,463 SABMiller shares as of 10 November 2015, reflect the amount of shares that are not part of any irrevocable undertakings and thus represent the maximum number of shares that can be exchanged as part of the cash election. The cash purchase consideration related to the cash election of £44.0 billion has been calculated as £44 per SABMiller share, for 999,630,463 shares held.

The actual number of shares exchanged under the cash election and related purchase consideration may fluctuate to the extent that the elections for the PSA are satisfied to their maximum amounts as described in Note 4(a)(ii) above.

(iv)	The proceeds reflected in the previous table are based on the assumed exercise of 18,523,184 GBP denominated and 8,427,785 ZAR denominated share options and stock appreciation rights (“SARs”), respectively, outstanding on 10 November 2015 with a weighted average exercise price of £26.70 and R391.28 (£18.04), respectively, and 52,381 cash settled SARs with a weighted average exercise price of £28.09.

(v)	AB InBev entered into derivative foreign exchange forward contracts with respect to £45.0 billion of the purchase price to hedge against exposure to changes in the US dollar exchange rate for the payment of the cash purchase consideration in pound sterling. £45.0 billion of the cash consideration has been translated using a fixed exchange rate of $1.5295 per pound sterling as a result of these foreign exchange forward contracts. The remaining unhedged cash consideration of £1.5 billion, the proceeds on exercise of share options of £648 million and the total value of Newco shares to be issued of £27.2 billion have been translated at the spot rate of $1.5031 per pound sterling as at 30 November 2015. Refer to the calculation as follows:

	£m	$m
Hedged cash consideration	45,000	68,828
Unhedged cash consideration	1,459	2,193

Cash consideration	46,459	71,021
Estimated proceeds from options and SARs	(648)	(974)

Cash consideration, net of proceeds	45,811	70,047
Total value of Newco shares to be issued	27,249	40,958

Total consideration, net of share option proceeds	73,060	111,005

(vi)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

At 30 June 2015, the fair value of SABMiller’s debt, including overdrafts, is estimated to be $12.4 billion compared to a carrying value of $12.0 billion, resulting in an adjustment of $372 million. The adjustment is based on fair value estimates of publicly traded debt as of 30 November 2015. The book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

At 30 June 2015, the fair value of SABMiller’s property, plant and equipment is estimated to be $8.7 billion compared to a carrying value of $7.5 billion, resulting in an adjustment of $1.2 billion. Assuming an estimated effective tax rate of 29.5%, the increase in the deferred tax liability for the property, plant and equipment fair value adjustment is estimated to be $341 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

At 30 June 2015, the fair value of SABMiller’s intangible assets is estimated to be $21.0 billion compared to a carrying value of $6.4 billion, resulting in an adjustment of $14.6 billion. Assuming an estimated effective tax rate of 29.5%, the increase in the deferred tax liability for the intangible assets fair value adjustment is estimated to be $4.3 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2014 pro forma income statement and 2015 pro forma income statement to reflect a decrease of $319 million and $102 million, respectively. The adjustment includes the reversal of amortization of brands and certain distribution rights reported in the SABMiller 2014 and half year 2015 income statements, as AB InBev considers brands and certain distribution rights, as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. This adjustment is further based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. The related estimated increase to income tax expense for the 2014 pro forma income statement and the half year 2015 pro forma income statement is $102 million and $36 million, respectively.

At 30 June 2015, the fair value of investments in associates is estimated to be $10.5 billion compared to a carrying value of $4.5 billion, resulting in an adjustment of $6.0 billion. For public entities, fair value estimates are based on market data as of 30 November 2015. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

At 30 June 2015, the fair value of assets held for sale (MillerCoors and Global Miller Brands) is estimated to be $12.0 billion compared to a carrying value of $5.3 billion, resulting in an adjustment of $6.7 billion. The preliminary fair value estimate has been determined with reference to the $12.0 billion purchase price under the terms of the agreement entered into with Molson Coors on 11 November 2015 for the purchase of MillerCoors and the Global Miller Brands. The deferred tax liability was increased by $3.8 billion related to the assets held for sale.

(vii)	At 30 June 2015, the total net deferred tax liability is estimated to be $10.4 billion compared to a carrying value of $2.0 billion, resulting in an adjustment of $8.4 billion. Please refer to the deferred tax impacts to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(viii)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Combination.

(ix)	The goodwill balance arising from the Combination is estimated to be $87.7 billion, which results in a net adjustment to goodwill of $74.0 billion. The goodwill arising from the Combination of $87.7 billion has been calculated as the excess of the purchase consideration (including debt assumed and net of cash acquired) of $122.8 billion over the fair value of the net assets acquired of $35.1 billion.

(b)	Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 30 June 2015 is summarized as follows:

	Financing		Acquisition

(US$m)	Transaction costs	Eliminate SABMiller’s equity	Issuance of restricted shares for SABMiller ordinary shares	Total acquisition adjustments to equity

Issued capital	-	(168)	258	90
Share premium	-	(6,809)	40,700	33,891
Reserves	-	3,538	-	3,538
Retained earnings	(1,000)	(18,204)	-	(18,204)

Total shareholders’ equity	(1,000)	(21,643)	40,958	19,315

Note 5. Pro forma earnings per share

Pro forma earnings per share for the 2014 pro forma income statement and half year 2015 pro forma income statement have been recalculated to show the impacts of the Transaction on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Combination have been outstanding at the beginning of both periods presented.

The following table presents pro forma earnings per share for the pro forma income statements:

US$m	Historical AB InBev	Pro forma combined group
2014 pro forma income statement
Profit attributable to equity holders of AB InBev	9,216	10,756
Weighted average number of ordinary shares	1,634	1,951

Basic EPS	5.64	5.51

Profit attributable to equity holders of AB InBev	9,216	10,756
Weighted average number of ordinary shares (diluted)	1,665	1,982

Diluted EPS	5.54	5.43

Half year 2015 pro forma income statement
Profit attributable to equity holders of AB InBev	4,610	5,311
Weighted average number of ordinary shares	1,640	1,957

Basic EPS	2.81	2.71

Profit attributable to equity holders of AB InBev	4,610	5,311
Weighted average number of ordinary shares (diluted)	1,671	1,988

Diluted EPS	2.76	2.67

Note 6. Divestitures

Under the terms of the purchase agreement between AB InBev and Molson Coors, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller upon completion of the Transaction. Additionally, Molson Coors will acquire full ownership of the Global Miller Brands and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

Proceeds from the Divestiture of the MillerCoors joint venture and Global Miller Brands are estimated to reach $12.0 billion before tax and $7.5 billion after tax, assuming an estimated statutory tax rate of 37.5%.

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to Global Miller Brands being sold to Molson Coors in the Divestiture. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Global Miller Brands includes certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

Under the terms of the Senior Facilities Agreement, the net proceeds of $7.5 billion from the Divestiture of MillerCoors and the Global Miller Brands is required to be used to pay down and cancel the Disposals Bridge Facility. As a result, the pro forma financial information has been adjusted to reflect this requirement under the terms of the Senior Facilities Agreement. Further details of the impact on the financing pro forma adjustment are included within Note 3(a).

The Combination is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions. As described above, AB InBev has announced its agreement with Molson Coors for the sale of SABMiller’s interests in the MillerCoors joint venture and the Global Miller Brands. AB InBev also announced on 3 December 2015 that it is exploring the sale of a number of SABMiller’s European brands and related businesses, and that any sale may include one or more of these brands or businesses and would be conditional upon closing of the Combination. Due to the inherent uncertainty surrounding the outcome of regulatory reviews and of any discussions with potential buyers, AB InBev is not able, as of the date of this publication, to quantify the potential impact of remedies or additional divestitures in connection with those reviews, and accordingly, has not given effect to disposals other than the Divestiture described above.

Exhibit 99.4

The announced acquisition of SABMiller plc and divestiture of SABMiller plc’s interest in MillerCoors LLC expose us to risks related to the closing of the transactions, significant costs related to, and potential difficulties in, the integration of SABMiller into our existing operations and the extraction of synergies from the acquisition, which may have an adverse effect on our results or operations.

On 11 November 2015, our board and the board of SABMiller plc (“SABMiller”) announced that they had reached agreement on the terms of a recommended acquisition by us of the entire issued and to be issued share capital of SABMiller (the “acquisition of SABMiller”). The acquisition of SABMiller will be implemented through a series of stages including the acquisition of SABMiller by a Belgian limited liability company to be formed for the purposes of the acquisition (“Newco”). Anheuser-Busch InBev SA/NV(“AB InBev”) will merge into Newco so that, following completion of the acquisition of SABMiller, Newco will be the new holding company for the enlarged group, comprising the AB InBev group and the SABMiller group (which we refer to as the “Combined Group”).

Also on 11 November 2015, we announced an agreement under which Molson Coors Brewing Company (“Molson Coors”) will purchase the whole of SABMiller’s interest in MillerCoors LLC, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, together with rights to the Miller brand globally, in a related transaction (the “MillerCoors divestiture”), conditional upon the completion of the acquisition of SABMiller. The purchase agreement between AB InBev and Molson Coors Brewing Company dated 11 November 2015 is incorporated as exhibit 99.7 to our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on 12 November 2015 (the “12 November Form 6-K”).

Subject to the satisfaction or waiver of all pre-conditions to making a formal offer for, and conditions to completion of, the acquisition of SABMiller and the MillerCoors divestiture (which, together with the related financing, we refer to collectively as the “Transactions”) are currently expected to complete in the second half of 2016. We are exposed to risks related to the closing of the Transactions, significant costs related to the Transactions and potential difficulties in the integration of SABMiller into our existing operations and the creation of synergies from the acquisition of SABMiller, which may have an adverse effect on our results of operations, as discussed in more detail below.

The Transactions remain subject to the review and authorization of various regulatory authorities which could impose conditions that could have an unfavorable impact on the Combined Group.

Completion of the acquisition of SABMiller is subject to a number of pre-conditions and conditions. These pre-conditions and conditions include the receipt of regulatory clearances in the European Union, the United States, South Africa, China, Colombia, Ecuador, Australia, India and Canada and certain other jurisdictions. On the same day that we announced the acquisition of SABMiller, we announced the MillerCoors divestiture, and on 3 December 2015, we announced that we are exploring the sale of a number of SABMiller’s European premium brands and related business, in each case with the goal of proactively addressing regulatory concerns regarding our combination with SABMiller.

The terms and conditions of any authorizations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the acquisition of SABMiller may require, among other things, the divestiture of any assets or businesses of either the AB InBev group or the SABMiller group to third parties, changes to operations in connection with the completion of the acquisition of SABMiller, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the acquisition of SABMiller, restrictions on AB InBev and SABMiller combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which we expect to achieve from the acquisition of SABMiller. Furthermore, we may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev and SABMiller businesses and operations in any jurisdiction could have a material adverse effect on us and our results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on our business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Transactions, reducing the anticipated benefits of the acquisition of SABMiller, reducing the price we are able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the acquisition of SABMiller, any of which might have a material adverse effect on the Combined Group following the acquisition of SABMiller.

Ultimately, there is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3 billion.

In addition to regulatory authorizations, the acquisition of SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the pre-conditions and conditions relating to regulatory authorities described above, the acquisition of SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the Rule 2.7 announcement (which is incorporated as exhibit 99.1 to our 12 November Form 6-K), including the scheme of arrangement in the UK becoming effective; the Belgian voluntary takeover offer closing and the merger of AB InBev into Newco completing; necessary shareholder resolutions of AB InBev and Newco being passed by the relevant shareholders; the shares of Newco having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newco’s American Depositary Shares on the New York Stock Exchange.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, we may be required to pay or procure the payment to SABMiller of a break payment of USD 3 billion, including if specified AB InBev shareholder resolutions are not passed by the relevant date or our board withdraws its recommendation to our shareholders to vote in favor of the specified AB InBev shareholder resolutions and is permitted to withdraw from the acquisition of SABMiller.

Any resolution proposed at the meeting of SABMiller shareholders convened by the UK court to approve the UK scheme of arrangement must be approved by a majority in number of the SABMiller shareholders (or any such classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the relevant SABMiller shares voted at such meeting. There is no guarantee that the required level of shareholder support will be achieved. Although SABMiller’s two largest shareholders (Altria Group, Inc. and BEVCO Ltd.) have each provided irrevocable undertakings (which are incorporated as exhibits 99.8 and 99.9 to our 12 November Form 6-K) to vote to implement the acquisition of SABMiller, in certain circumstances such irrevocable undertakings may cease to be binding (as described further in paragraph 19 and Appendix 4 to the Rule 2.7 announcement (which is incorporated as exhibit 99.1 to our 12 November Form 6-K)). In addition, it will be necessary for SABMiller to determine with the UK court whether, for the purposes of voting at such meeting, all of the SABMiller shareholders (including Altria Group, Inc. and BEVCO Ltd.) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK court will consider whether the legal rights of the SABMiller shareholders under the UK scheme of arrangement are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular SABMiller shareholders to be distinguished as a separate class.

Furthermore, even if we desired to invoke a condition to prevent completion of the acquisition of SABMiller, under the UK Takeover Code we are only able to invoke such conditions if the UK Panel on Takeovers and Mergers is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to AB InBev in the context of the acquisition of SABMiller. The UK Panel has historically determined that this is a high threshold, so even if something were to occur which we believe means that a condition is not satisfied (such as a material adverse change affecting the SABMiller group), we may not be permitted to invoke such condition and may be required to proceed with completion of the acquisition of SABMiller in any event.

Change of control, prohibition on merger or similar provisions in agreements and instruments to which we are a party or SABMiller is a party may be triggered upon the completion of the Transactions and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

AB InBev and SABMiller are each parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or similar provisions that may be triggered (or be alleged to be triggered) upon the completion of the Transactions. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, we have issued debt instruments and are party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, AB InBev. Certain of these provision may be triggered (or be alleged to be triggered) upon the merger of AB InBev into Newco.

If, upon review of these agreements, AB InBev and SABMiller determine that such provisions can be waived by the relevant counterparties, they may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or restriction on merger provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Either such approach may be subject to uncertainty and result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following the completion of the acquisition of SABMiller. We have taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed our expectations.

We intend for the acquisition of SABMiller to be implemented through a complex cross-border structure and failure to implement in this manner may result in significant costs to the Combined Group

It is intended that the acquisition of SABMiller will be implemented by way of a three-stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006; (ii) a Belgian law voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids; and (iii) a Belgian law reverse merger under the Belgian Companies Code of 7 May 1999.

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the proposed structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond our control, and on regulations and legislation in force as at the date we announced the proposed agreement with SABMiller. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the acquisition of SABMiller as currently intended, but we may be required to complete the Transactions.

We have entered into a Tax Matters Agreement (which is incorporated as exhibit 99.5 to our 12 November Form 6-K) with Altria Group Inc., pursuant to which we (and, after the completion of the acquisition of SABMiller, Newco as the ultimate parent of the Combined Group) give certain representations, indemnities and undertakings to Altria Group Inc. in relation to certain matters that are relevant to Altria under US tax rules, including the structure and implementation of the acquisition of SABMiller. If certain of these representations or undertakings are breached, including, potentially, because the structure of the acquisition of SABMiller is required to be amended, we (and, after the completion of the acquisition of SABMiller, Newco) may be required to indemnify Altria for certain tax costs it may incur in relation to the acquisition of SABMiller.

We face financial and operational risks in refinancing the acquisition of SABMiller, due to our increased level of debt and as a result of the potential downgrading of our credit ratings.

We have obtained financing for the acquisition of SABMiller under a fully committed USD 75 billion senior facilities agreement dated 28 October 2015 (the “2015 Facilities Agreement”, which is incorporated as exhibit 99.4 to our 12 November Form 6-K). These facilities comprise a USD 10 billion Disposals Bridge Facility, a USD 15 billion Cash/DCM Bridge Facility A, a USD 15 billion Cash/DCM Bridge Facility B, a USD 25 billion Term Facility A, and a USD 10 billion Term Facility B.

The Disposals Bridge Facility and the Cash/DCM Bridge Facility A are each repayable in full on the first anniversary of the acquisition of SABMiller. The Cash/DCM Bridge Facility B is repayable in full no later than the second anniversary of the acquisition of SABMiller (assuming that we exercise our one-year extension option).

Subject to certain exceptions, we are required to apply the entirety of the proceeds from any asset disposal in excess of $1 billion to cancel or repay the commitments or outstanding loans under the three Bridge Facilities, and we are required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions), to cancel or repay the commitments or outstanding loans under the two Cash/DCM Bridge Facilities.

Upon completion, the net proceeds of the MillerCoors divestiture will repay part of the Disposals Bridge Facility. We intend to refinance a portion of each of the three Bridge Facilities from a combination of the proceeds of certain asset divestitures (for example, if a sale is agreed, using the proceeds of the sale of one or more of SABMiller’s European premium brands and related business) and debt capital markets offerings. Such asset divestitures and debt capital markets offerings are not conditioned upon one another and may be consummated at various times. However, we may not be able to effect any offerings or divestitures at the time intended, or at all or at the desired price, especially in challenging market conditions. In addition, any asset divestiture could itself be the subject of regulatory restrictions or challenges or litigation and a regulatory authority or court could delay any such transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect the funding, synergies and cost-savings sought to be achieved in connection with the acquisition of SABMiller.

Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain our ability to refinance this indebtedness and require us to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not we are able to refinance the indebtedness incurred in connection with the acquisition of SABMiller through asset disposals, the portion of our consolidated balance sheet that will be represented by debt will increase substantially as compared to our historical position.

The increased level of debt could have significant consequences, including increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully. The increased level of debt could also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, impairing our ability to obtain additional financing in the future, and placing us at a competitive disadvantage compared to our competitors who have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels as a result of the incurrence of the financial indebtedness related to the acquisition of SABMiller. On 13 November 2015, after the announcement of the agreement with SABMiller, Standard & Poor’s Ratings Services downgraded our long-term rating from A with negative outlook to A- with stable outlook and Moody’s Investors Service placed our long-term rating of A2 under review for downgrade. Any further downgrading of our credit ratings would result in an increase to the coupon payable on each of the facilities under our 2015 Facilities Agreement, and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, and our ability to refinance the debt incurred to fund the acquisition of SABMiller, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions” in our Form 20-F for the year ended 31 December 2014.

Fluctuations in exchange rates could have a significant impact on the results of operations of the Combined Group and the amount of debt we incur upon completion of the acquisition of SABMiller.

The Combined Group will report its consolidated results in U.S. dollars. After taking into account the effects of the MillerCoors divestiture, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any fluctuations in exchange rates between such operating companies’ functional currencies and the U.S. dollar will affect the consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes of the Combined Group, as translational exposures cannot be hedged. After the completion of the Transactions, we expect that over 75% of the revenues of the Combined Group (not accounting for any possible divestitures other than the MillerCoors divestiture) will be derived from operating companies that have non-U.S. dollar functional currencies.

In addition, we are committed to paying the cash consideration for the acquisition of SABMiller in British pound sterling (and, to the extent required to some SABMiller shareholders, South African Rand), but the committed debt facilities we entered into are denominated in U.S. dollars, and we expect that as of the completion of the Transactions, a significant majority of our debt will be denominated in U.S. dollars. We have entered, and may in future, enter into financial transactions to mitigate exchange risk between U.S. dollars and British pound sterling, but these financial transactions and any other efforts taken to better hedge our exposure to British pound sterling may result in increased costs. Furthermore, the majority of our U.S. dollar denominated debt will be borne by AB InBev, a Euro functional currency company, and the resulting currency mismatch may result in a material exchange impact on our results of operations.

Disruption from the Transactions may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transactions and any related asset divestitures could cause disruptions to the businesses of AB InBev and SABMiller. These uncertainties may materially and adversely affect AB InBev’s or SABMiller’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with AB InBev or SABMiller to defer the consummation of other transactions or other decisions concerning AB InBev’s or SABMiller’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of AB InBev and SABMiller. The key employees of either AB InBev or SABMiller could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the combination, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

We may not be able to successfully integrate SABMiller or realize the anticipated benefits and synergies of the acquisition of SABMiller, including as a result of a delay in completing the Transactions or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs we incur in connection with the Transactions.

Achieving the advantages of the acquisition of SABMiller will depend partly on the rapid and efficient combination of our activities with SABMiller, two companies of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because SABMiller is active in new or developing markets in which we do not have significant operations, and because we had little opportunity to perform detailed due diligence on SABMiller prior to the announcement of the proposed transaction. As compared to AB InBev, the Combined Group may face increased exposure to certain risks as a result of the acquisition of SABMiller. For example:

●	SABMiller has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.
●	SABMiller operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. SABMiller is not subject to the same laws relating to corruption that we are subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the acquisition of SABMiller will achieve the benefits we anticipate from the integration. We believe that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that we expect to achieve by combining SABMiller’s operations with ours. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which we determined the consideration paid for the acquisition of SABMiller may prove to be incorrect. The implementation of the acquisition of SABMiller and the successful integration of SABMiller’s operations into ours will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to the completion of the acquisition of SABMiller and the integration of businesses thereafter.

In addition, AB InBev and SABMiller have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transactions. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of AB InBev and SABMiller which would offset any realized synergy benefits resulting from the acquisition of SABMiller.

Finally, the Tax Matters Agreement we have entered into with Altria Group Inc. (which is incorporated as exhibit 99.5 to our 12 November Form 6-K) imposes some limits on the ability of the Combined Group to effect some group reorganizations after the completion of the acquisition of SABMiller which may limit our capacity to integrate SABMiller’s operations into ours.

An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operation.

As a result of the Transactions, we will recognize a significant amount of incremental goodwill on our balance sheet. Our current estimate of this amount is USD 87.7 billion (as reflected in, and subject to the uncertainties described above regarding, our pro forma financial information). Our accounting policy (and that of the Combined Group) considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized.

After the completion of the Transactions we will record brands and other intangibles from the SABMiller business as intangible assets with indefinite lives. Our current estimate of the fair value of such brands and other intangibles (which does not account for any possible divestitures other than the MillerCoors divestiture) is USD 21 billion. If the combination of the businesses meets with unexpected difficulties, or if the Combined Business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease our ability to successfully carry out further acquisitions and business integrations.

In the past, we have made acquisitions of, investments in, joint ventures and similar arrangements with, other companies and businesses. Much of our growth in recent years is attributable to such transactions, including the combination of Interbrew and Ambev in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

We cannot enter into further transactions unless we can identify suitable candidates and agree on the terms with them. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however any future acquisition may pose regulatory, anti-trust and other risks, as well as integration risks in jurisdictions where the Combined Group already has a presence.

These risks and limits may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

The unaudited pro forma financial information reflecting the Transactions may not be representative of our actual results as a Combined Group, and accordingly, you have limited financial information on which to evaluate the Combined Group.

The pro forma financial information relating to the Transactions, which was prepared in accordance with Article 11 of Regulation S-X, and the historical financial statements of SABMiller, are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transactions been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Group.

The pro forma financial information relating to the Transactions is based in part on certain assumptions regarding the Transactions that we believe are reasonable under the circumstances. The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of its publication. For example, the estimated purchase price allocation included in the pro forma financial information is preliminary and once we obtain access to further information may be materially different. In addition, the LIBOR interest rate and our credit rating (each of which impact on our cost of financing), our share price and exchange rates at the time of the closing of the Transactions would all have a material impact on the total acquisition price and the accuracy of the pro forma financial information. Furthermore, the pro forma financial information does not reflect future exceptional charges resulting from the Transactions or future events that may occur, including restructuring activities or other costs related to the integration of SABMiller, and does not consider potential impacts of current market conditions on the results of operations.

In addition, although we have announced that we are exploring the sale of a number of SABMiller’s European premium brands and related business and may consider other potential asset or business divestitures in connection with the acquisition of SABMiller which may be material to the Combined Group, such divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the MillerCoors divestiture) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals we may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on our results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

As a result, investors should not place any undue reliance on the pro forma financial information.

The Transactions are, and may in the future be, subject to litigation attempting to enjoin their completion.

We are now and may in the future be party to legal proceedings and claims related to the Transactions. For example, certain private parties have brought a legal challenge to the acquisition of SABMiller, and the court in this private action could enjoin the parties from completing the acquisition of SABMiller or could delay it. We believe the claims in the current litigation are without merit and we intend to defend against current and any future legal proceedings vigorously.

Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANT

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-165065, 333-165566, 333-169272, 333-171231, 333-172069, 333-178664, 333-188517, 333-192806, 333-201386 and 333-208634) of Anheuser-Busch InBev SA/NV of our report dated 15 December 2015 relating to the financial statements of SABMiller plc, which appear in Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K dated 21 December 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

21 December 2015